03033754

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

PROCESSED
OCT 01 2003
THOMSON FINANCIAL

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

RECD S.E.C.
SEP 30 2003
1086

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for September 26, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 26, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: ____________________
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

Exhibit | Page

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2003-BC10

$1,599,593,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC10

To 10% Call

Class	Approx. Size ($)[1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E[3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's)[4]
1-A1[5]	356,137,000	1M Libor	1.00	1-27	15.10%	TBD	10/25/2033	AAA/AAA/ Aaa
1-A2[5][6]	256,971,000	(6)	4.76	27-90	15.10%	(6)	10/25/2033	AAA/AAA/ Aaa
2-A[7]	396,258,000	(7)	2.51	1-90	15.10%	(7)	10/25/2033	AAA/AAA/ Aaa
3-A1[8]	135,561,000	1M Libor	1.00	1-27	15.10%	TBD	10/25/2033	AAA/AAA/ Aaa
3-A2[8][9]	50,000,000	(9)	4.79	27-90	15.10%	(9)	10/25/2033	AAA/AAA/ Aaa
3-A3[8][9]	50,000,000	(9)	4.79	27-90	15.10%	(9)	10/25/2033	AAA/AAA/Aaa
3-A4[8]	96,171,000	1M Libor	1.50	1-50	15.10%	TBD	10/25/2033	AAA/AAA/ Aaa
3-A5[8]	28,954,000	1M Libor	6.29	50-90	15.10%	TBD	10/25/2033	AAA/AAA/Aaa
A-IO[10]	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2005	AAA/AAA/ Aaa
A4[11]	49,587,000	1M Libor	5.03	40-90	12.00%	TBD	10/25/2033	AAA/AAA/NR
M1	87,978,000	1M Libor	5.00	38-90	6.50%	TBD	10/25/2033	AA/AA/NR
M2	39,990,000	1M Libor	4.97	37-90	4.00%	TBD	10/25/2033	A/A/NR
M3	15,996,000	1M Libor	4.90	37-90	3.00%	TBD	10/25/2033	A-/A-/NR
M4	15,996,000	1M Libor	4.62	37-81	2.00%	TBD	10/25/2033	BBB+/BBB+/NR
M5	11,997,000	1M Libor	4.08	37-65	1.25%	N/A	10/25/2033	BBB/BBB/NR
B	7,997,000	1M Libor	3.26	37-47	0.75%	TBD	10/25/2033	BBB-/BBB-/NR

To Maturity

Class	Approx. Size ($)[1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E[3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's)[4]
1-A1[5]	356,137,000	1M Libor	1.00	1-27	15.10%	TBD	10/25/2033	AAA/AAA/ Aaa
1-A2[5][6]	256,971,000	(6)	5.31	27-185	15.10%	(6)	10/25/2033	AAA/AAA/ Aaa
2-A[7]	396,258,000	(7)	2.70	1-175	15.10%	(7)	10/25/2033	AAA/AAA/ Aaa
3-A1[8]	135,561,000	1M Libor	1.00	1-27	15.10%	TBD	10/25/2033	AAA/AAA/ Aaa
3-A2[8][9]	50,000,000	(9)	5.37	27-186	15.10%	(9)	10/25/2033	AAA/AAA/ Aaa
3-A3[8][9]	50,000,000	(9)	5.37	27-186	15.10%	(9)	10/25/2033	AAA/AAA/Aaa
3-A4[8]	96,171,000	1M Libor	1.50	1-50	15.10%	TBD	10/25/2033	AAA/AAA/ Aaa
3-A5[8]	28,954,000	1M Libor	7.36	50-186	15.10%	TBD	10/25/2033	AAA/AAA/Aaa
A-IO[10]	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2005	AAA/AAA/ Aaa
A4[11]	49,587,000	1M Libor	5.48	40-142	12.00%	TBD	10/25/2033	AAA/AAA/NR
M1	87,978,000	1M Libor	5.36	38-134	6.50%	TBD	10/25/2033	AA/AA/NR
M2	39,990,000	1M Libor	5.14	37-110	4.00%	TBD	10/25/2033	A/A/NR
M3	15,996,000	1M Libor	4.90	37-92	3.00%	TBD	10/25/2033	A-/A-/NR
M4	15,996,000	1M Libor	4.62	37-81	2.00%	TBD	10/25/2033	BBB+/BBB+/NR
M5	11,997,000	1M Libor	4.08	37-65	1.25%	N/A	10/25/2033	BBB/BBB/NR
B	7,997,000	1M Libor	3.26	37-47	0.75%	TBD	10/25/2033	BBB-/BBB-/NR

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR.

(3) Initial Credit Enhancement includes overcollateralization has built to the target of 0.75%. There will be no upfront overcollateralization..

(4) All Classes of Certificates will be rated by S&P and Fitch. The Class 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3, 3-A4, 3-A5 and A-IO will also be rated by Moody's.

(5) Class 1-A1 and Class 1-A2 are the Group 1 Senior Certificates.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A is the Group 2 Senior Certificate. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class 3-A1, Class 3-A2, Class 3-A3, Class 3-A4 and Class 3-A5 are the Group 3 Senior Certificates

(9) Class 3-A2 and Class 3-A3 will have stated interest rates of [ ]% and [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, they will have stated interest rates of 1 Month Libor plus a margin. These margins may be increased if the 10% call is not exercised, as described herein.

(10) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

(11) The Class A4 will be a Subordinate Senior Certificate.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

All Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order. All Group 2 principal will be paid to the Class 2-A Certificates, until reduced to zero. All Group 3 principal will be distributed as follows (the "Group 3 Principal Paydown Rules"): approximately 64.02% to the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates, to be paid first to the Class 3-A1 until reduced to zero and then *pro rata* to the Class 3-A2 and Class 3-A3 Certificates, and approximately 35.98% to the Class 3-A4 and Class 3-A5 Certificates, sequentially and in that order.

When the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and Class 1-A2 Certificates and in the case of Group 3 to be allocated according to the Group 3 Principal Paydown Rules. When the Senior Certificates of all three groups have been reduced to zero, all principal will be allocated sequentially to the Class A4, M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date, and as long as a Trigger Event is not in effect:

Principal from each group will be paid to the related Senior Certificates, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of Group 3 to be paid according to the Group 3 Principal Paydown Rules, until the aggregate targeted Senior Enhancement Percentage is reached. When the Senior Certificates of any Group have been reduced to zero, principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of Group 3 to be paid according to the Group 3 Principal Paydown Rules, until the aggregate targeted Senior Enhancement Percentage is reached. Principal will then be allocated sequentially to the Class A4, M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current pool balance, subject to a floor equal to approximately 0.75% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A1, 3-A1, 3-A4, 3-A5, A4, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rates for the Class 1-A2 Certificates, the Class 2-A Certificates, the Class 3-A2 Certicates and the Class 3-A3 Certificates for the first 24 Distribution Dates will each be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap (as defined herein). Beginning on September 25, 2005, the Class 1-A2, Class 2-A, Class 3-A2 and Class 3-A3 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) their related Net Funds Cap (as defined herein) and beginning on the distribution date in October 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2 and Class 3-A3 Certificates will be calculated on a 30/360 basis. Interest for the Class 2-A and Class 3-A2 Certificates for the first 24 Distribution dates will be calculated on a 30/360 basis and will be calculated on an actual/360 basis thereafter.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A Certificates, the Class 3-A2 Certificates, the Class 3-A3 Certificates, the Class M5 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on September 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees for all of Group 1, Group 2 and Group 3: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A1 and Class 1-A2 Certificates and the A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A Certificates and the A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class 3-A1, 3-A2, 3-A3, 3-A4 and 3-A5 Certificates and the A-IO(3) Component from Group 3 Interest;

Interest Payment Priority (continued)

(5) To pay Current Interest and Carryforward Interest to the Class A4, M1, M2, M3, M4, M5 and B Certificates, sequentially;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the Overcollateralization Target;

(9) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A, Class 3-A1, Class 3-A2, Class 3-A3, Class 3-A4 and Class 3-A5 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(10) To pay sequentially to Classes A4, M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement [1];

(11) To pay sequentially to Classes A4, M1, M2, M3, M4, M5 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received under the Interest Rate Cap Agreement will be allocated in clauses (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Amount will consist of three components, one from each Collateral Group.

The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount ($)	A-IO(2) Notional Amount ($)	A-IO(3) Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	128,849,377	83,276,677	75,800,946	287,927,000
7-12	85,899,436	55,517,688	50,533,876	191,951,000
13-18	64,424,465	41,638,194	37,900,341	143,963,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero. Interest will be paid to the Class A-IO Certificates from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Amount will be approximately 45% of the aggregate Class A-IO Notional Amount. The A-IO(2) Component Notional Amount will be approximately 29% of the aggregate Class A-IO Notional Amount. The A-IO(3) Component Notional Amount will be approximately 26% of the aggregate Class A-IO Notional Amount. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	846,364,000.00
2	841,490,433.61
3	826,545,369.05
4	810,281,895.72
5	793,472,209.22
6	774,788,587.07
7	767,962,318.48
8	744,910,836.47
9	720,373,294.58
10	692,340,216.00
11	662,738,354.32
12	632,735,084.53

Month	Approximate Notional Balance ($)
13	618,178,279.99
14	580,035,685.72
15	551,809,224.78
16	525,180,250.25
17	497,570,612.51
18	469,505,957.67
19	448,324,178.85
20	412,430,544.68
21	380,180,969.88
22	349,621,793.04
23	320,555,401.51
24	292,878,014.75

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 Certificates clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 2-A Certificates and the first 24 Distribution Dates clause (b) above will be equal to 1.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 3-A3 Certificates (and, for the first 24 Distribution Dates only, the Class 3-A2 Certificates) clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group, provided that with respect to the Class B Certificates clause (b) in each of the Net Funds Cap formulas will be equal to 1.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by Option One (33.53%), BNC (30.59%), People's Choice (8.04%), Fieldstone (7.39%), Finance America (7.36%) and Wells Fargo (3.45%) and as of the closing date will be serviced by Option One (64.13%), Ocwen (30.90%), Wells Fargo (3.45%) and Aurora Loan Services (1.52%).

Mortgage Insurance

Approximately 76.54% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian or Amerin. Approximately 92.50% of the insured loans are covered by the MGIC policy. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"), and the Class A4 Certificates. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3, 3-A4 and 3-A5 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class 1-A1, 3-A1, 3-A4, 3-A5 and A4 will double, the margins on Class 1-A2, Class 2-A, Class 3-A2 and Class 3-A3 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3, 3-A4, 3-A5 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates and the Class A4. Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3, 3-A4, 3-A5 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3, 3-A4 and 3-A5) over Classes having a lower priority of distribution. Similarly, the Class A4 Certificates will be senior to the Class M and Class B Certificates, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes and the Class A4 will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to approximately 0.75% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Class A4 and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

1-A1 AA/AAA/Aaa Libor Floater (Group 1)	2-A AAA/AAA/ Aaa Fixed - Floating (Group 2)	3-A1 AAA/AAA/Aaa Libor Floater (Group 3)		3-A4 AAA/AAA/Aaa Libor Floater (Group 3)	A-IO AAA/AAA/Aaa 6.00% Interest Rate
1-A2 AA/AAA/ Aaa Fixed-Floating (Group 1)		3-A2 AA/AAA/Aaa ixed - Floating (Group 3)	3-A3 AA/AAA/Aaa ixed - Floating (Group 3)	3-A5 AAA/AAA/Aaa Libor Floater (Group 3)	
A4 AAA/AAA/NR Libor Floater					
M1 AA/AA/ NR Libor Floater					
M2 A/A/NR Libor Floater					
M3 A-/A-/NR Libor Floater					
M4 BBB+/BBB+/NR Libor Floater					
M5 BBB/BBB/NR Libor Floater					
B BBB-/BBB-/NR Libor Floater					

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes and Class A4 with Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3, 3-A4 and 3-A5

Classes A4, M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC10
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: October 25, 2003
Cut-Off Date:	September 1, 2003
Expected Pricing Date:	September [ ], 2003
Closing Date:	September 26, 2003
Settlement Date:	September 26, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	September 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 3-A1,3-A4, 3-A5, A4, M1, M2, M3, M4 and B, and, beginning with the Accrual Period related to the 25th Distribution Date, the Class 2-A and Class 3-A2 30/360 on Class 1-A2, Class 3-A3, Class M5 and Class A-IO, and, for the first 24 Accrual Periods, the Class 2-A and Class 3-A2
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 66.53% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. The remaining 33.47% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Trustee Fee:	0.00125% of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A and 3-A1, 3-A2, 3-A3, 3-A4 and 3-A5. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A4. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.02	1.35	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	4/25/2008	9/25/2006	12/25/2005	6/25/2005	2/25/2005
Class 1-A2					
Avg. Life (yrs)	9.60	6.53	4.76	3.58	2.65
Window (mos)	55-177	36-122	27-90	21-71	17-57
Expected Final Mat.	6/25/2018	11/25/2013	3/25/2011	8/25/2009	6/25/2008
Class 2-A					
Avg. Life (yrs)	5.12	3.45	2.51	1.89	1.43
Window (mos)	1-177	1-122	1-90	1-71	1-57
Expected Final Mat.	6/25/2018	11/25/2013	3/25/2011	8/25/2009	6/25/2008
Class 3-A1					
Avg. Life (yrs)	2.03	1.35	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	4/25/2008	9/25/2006	12/25/2005	6/25/2005	2/25/2005
Class 3-A2					
Avg. Life (yrs)	9.69	6.57	4.79	3.60	2.67
Window (mos)	55-177	36-122	27-90	21-71	17-57
Expected Final Mat.	6/25/2018	11/25/2013	3/25/2011	8/25/2009	6/25/2008
Class 3-A3					
Avg. Life (yrs)	9.69	6.57	4.79	3.60	2.67
Window (mos)	55-177	36-122	27-90	21-71	17-57
Expected Final Mat.	6/25/2018	11/25/2013	3/25/2011	8/25/2009	6/25/2008
Class 3-A4					
Avg. Life (yrs)	3.11	2.07	1.50	1.13	0.91
Window (mos)	1-102	1-69	1-50	1-33	1-26
Expected Final Mat.	3/25/2012	6/25/2009	11/25/2007	6/25/2006	11/25/2005
Class 3-A5					
Avg. Life (yrs)	12.49	8.52	6.29	4.77	3.43
Window (mos)	102-177	69-122	50-90	33-71	26-57
Expected Final Mat.	6/25/2018	11/25/2013	3/25/2011	8/25/2009	6/25/2008
Class A4					
Avg. Life (yrs)	9.74	6.61	5.03	4.41	4.39
Window (mos)	56-177	37-122	40-90	44-71	48-57
Expected Final Mat.	6/25/2018	11/25/2013	3/25/2011	8/25/2009	6/25/2008

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class M1					
Avg. Life (yrs)	9.74	6.61	5.00	4.25	3.98
Window (mos)	56-177	37-122	38-90	40-71	41-57
Expected Final Mat.	6/25/2018	11/25/2013	3/25/2011	8/25/2009	6/25/2008
Class M2					
Avg. Life (yrs)	9.74	6.61	4.97	4.15	3.74
Window (mos)	56-177	37-122	37-90	38-71	39-57
Expected Final Mat.	6/25/2018	11/25/2013	3/25/2011	8/25/2009	6/25/2008
Class M3					
Avg. Life (yrs)	9.63	6.52	4.90	4.06	3.62
Window (mos)	56-177	37-122	37-90	38-71	38-57
Expected Final Mat.	6/25/2018	11/25/2013	3/25/2011	8/25/2009	6/25/2008
Class M4					
Avg. Life (yrs)	9.11	6.15	4.62	3.82	3.40
Window (mos)	56-160	37-110	37-81	37-63	38-50
Expected Final Mat.	1/25/2017	11/25/2012	6/25/2010	12/25/2008	11/25/2007
Class M5					
Avg. Life (yrs)	8.09	5.43	4.08	3.39	3.13
Window (mos)	56-131	37-89	37-65	37-51	37-41
Expected Final Mat.	8/25/2014	2/25/2011	2/25/2009	12/25/2007	2/25/2007
Class B					
Avg. Life (yrs)	6.20	4.14	3.26	3.08	3.08
Window (mos)	56-96	37-64	37-47	37-37	37-37
Expected Final Mat.	9/25/2011	1/25/2009	8/25/2007	10/25/2006	10/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

Sensitivity Analysis – To 10% Call

% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.30	0.84	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	8/25/2006	8/25/2005	1/25/2005
Class 1-A2			
Avg. Life (yrs)	6.27	3.91	2.45
Window (mos)	35-118	23-76	16-54
Expected Final Mat.	7/25/2013	1/25/2010	3/25/2008
Class 2-A			
Avg. Life (yrs)	3.41	2.14	1.39
Window (mos)	1-118	1-76	1-54
Expected Final Mat.	7/25/2013	1/25/2010	3/25/2008
Class 3-A1			
Avg. Life (yrs)	1.29	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	8/25/2006	7/25/2005	1/25/2005
Class 3-A2			
Avg. Life (yrs)	6.26	3.90	2.45
Window (mos)	35-118	22-76	16-54
Expected Final Mat.	7/25/2013	1/25/2010	3/25/2008
Class 3-A3			
Avg. Life (yrs)	6.26	3.90	2.45
Window (mos)	35-118	22-76	16-54
Expected Final Mat.	7/25/2013	1/25/2010	3/25/2008
Class 3-A4			
Avg. Life (yrs)	1.98	1.22	0.87
Window (mos)	1-65	1-35	1-25
Expected Final Mat.	2/25/2009	8/25/2006	10/25/2005
Class 3-A5			
Avg. Life (yrs)	8.15	5.19	3.10
Window (mos)	65-118	35-76	25-54
Expected Final Mat.	7/25/2013	1/25/2010	3/25/2008
Class A4			
Avg. Life (yrs)	6.39	4.53	4.41
Window (mos)	37-118	42-76	50-54
Expected Final Mat.	7/25/2013	1/25/2010	3/25/2008

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class M1			
Avg. Life (yrs)	6.39	4.43	3.95
Window (mos)	37-118	39-76	42-54
Expected Final Mat.	7/25/2013	1/25/2010	3/25/2008
Class M2			
Avg. Life (yrs)	6.39	4.37	3.68
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	7/25/2013	1/25/2010	3/25/2008
Class M3			
Avg. Life (yrs)	6.30	4.30	3.55
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	7/25/2013	1/25/2010	3/25/2008
Class M4			
Avg. Life (yrs)	5.94	4.04	3.34
Window (mos)	37-106	37-68	38-48
Expected Final Mat.	7/25/2012	5/25/2009	9/25/2007
Class M5			
Avg. Life (yrs)	5.25	3.58	3.12
Window (mos)	37-86	37-55	37-39
Expected Final Mat.	11/25/2010	4/25/2008	12/25/2006
Class B			
Avg. Life (yrs)	4.00	3.10	3.08
Window (mos)	37-62	37-40	37-37
Expected Final Mat.	11/25/2008	1/25/2007	10/25/2006

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.02	1.35	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	4/25/2008	9/25/2006	12/25/2005	6/25/2005	2/25/2005
Class 1-A2					
Avg. Life (yrs)	10.45	7.22	5.31	4.00	2.99
Window (mos)	55-312	36-242	27-185	21-146	17-118
Expected Final Mat.	9/25/2029	11/25/2023	2/25/2019	11/25/2015	7/25/2013
Class 2-A					
Avg. Life (yrs)	5.44	3.69	2.70	2.03	1.53
Window (mos)	1-306	1-232	1-175	1-135	1-106
Expected Final Mat.	3/25/2029	1/25/2023	4/25/2018	12/25/2014	7/25/2012
Class 3-A1					
Avg. Life (yrs)	2.03	1.35	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	4/25/2008	9/25/2006	12/25/2005	6/25/2005	2/25/2005
Class 3-A2					
Avg. Life (yrs)	10.62	7.31	5.37	4.05	3.04
Window (mos)	55-313	36-243	27-186	21-147	17-119
Expected Final Mat.	10/25/2029	12/25/2023	3/25/2019	12/25/2015	8/25/2013
Class 3-A3					
Avg. Life (yrs)	10.62	7.31	5.37	4.05	3.04
Window (mos)	55-313	36-243	27-186	21-147	17-119
Expected Final Mat.	10/25/2029	12/25/2023	3/25/2019	12/25/2015	8/25/2013
Class 3-A4					
Avg. Life (yrs)	3.11	2.07	1.50	1.13	0.91
Window (mos)	1-102	1-69	1-50	1-33	1-26
Expected Final Mat.	3/25/2012	6/25/2009	11/25/2007	6/25/2006	11/25/2005
Class 3-A5					
Avg. Life (yrs)	14.19	9.89	7.36	5.60	4.11
Window (mos)	102-313	69-243	50-186	33-147	26-119
Expected Final Mat.	10/25/2029	12/25/2023	3/25/2019	12/25/2015	8/25/2013
Class A4					
Avg. Life (yrs)	10.49	7.19	5.48	4.74	4.66
Window (mos)	56-262	37-189	40-142	44-111	48-90
Expected Final Mat.	7/25/2025	6/25/2019	7/25/2015	12/25/2012	3/25/2011

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class M1					
Avg. Life (yrs)	10.36	7.07	5.36	4.52	4.19
Window (mos)	56-249	37-178	38-134	40-104	41-84
Expected Final Mat.	6/25/2024	7/25/2018	11/25/2014	5/25/2012	9/25/2010
Class M2					
Avg. Life (yrs)	10.03	6.82	5.14	4.27	3.83
Window (mos)	56-212	37-148	37-110	38-86	39-69
Expected Final Mat.	5/25/2021	1/25/2016	11/25/2012	11/25/2010	6/25/2009
Class M3					
Avg. Life (yrs)	9.64	6.52	4.90	4.06	3.62
Window (mos)	56-180	37-124	37-92	38-72	38-57
Expected Final Mat.	9/25/2018	1/25/2014	5/25/2011	9/25/2009	6/25/2008
Class M4					
Avg. Life (yrs)	9.11	6.15	4.62	3.82	3.40
Window (mos)	56-160	37-110	37-81	37-63	38-50
Expected Final Mat.	1/25/2017	11/25/2012	6/25/2010	12/25/2008	11/25/2007
Class M5					
Avg. Life (yrs)	8.09	5.43	4.08	3.39	3.13
Window (mos)	56-131	37-89	37-65	37-51	37-41
Expected Final Mat.	8/25/2014	2/25/2011	2/25/2009	12/25/2007	2/25/2007
Class B					
Avg. Life (yrs)	6.20	4.14	3.26	3.08	3.08
Window (mos)	56-96	37-64	37-47	37-37	37-37
Expected Final Mat.	9/25/2011	1/25/2009	8/25/2007	10/25/2006	10/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.30	0.84	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	8/25/2006	8/25/2005	1/25/2005
Class 1-A2			
Avg. Life (yrs)	6.90	4.34	2.76
Window (mos)	35-233	23-156	16-111
Expected Final Mat.	2/25/2023	9/25/2016	12/25/2012
Class 2-A			
Avg. Life (yrs)	3.69	2.33	1.52
Window (mos)	1-235	1-157	1-112
Expected Final Mat.	4/25/2023	10/25/2016	1/25/2013
Class 3-A1			
Avg. Life (yrs)	1.29	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	8/25/2006	7/25/2005	1/25/2005
Class 3-A2			
Avg. Life (yrs)	6.92	4.34	2.76
Window (mos)	35-235	22-157	16-112
Expected Final Mat.	4/25/2023	10/25/2016	1/25/2013
Class 3-A3			
Avg. Life (yrs)	6.92	4.34	2.76
Window (mos)	35-235	22-157	16-112
Expected Final Mat.	4/25/2023	10/25/2016	1/25/2013
Class 3-A4			
Avg. Life (yrs)	1.98	1.22	0.87
Window (mos)	1-65	1-35	1-25
Expected Final Mat.	2/25/2009	8/25/2006	10/25/2005
Class 3-A5			
Avg. Life (yrs)	9.34	6.00	3.67
Window (mos)	65-235	35-157	25-112
Expected Final Mat.	4/25/2023	10/25/2016	1/25/2013
Class A4			
Avg. Life (yrs)	6.95	4.91	4.72
Window (mos)	37-183	42-120	50-85
Expected Final Mat.	12/25/2018	9/25/2013	10/25/2010

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class M1			
Avg. Life (yrs)	6.84	4.73	4.16
Window (mos)	37-172	39-113	42-80
Expected Final Mat.	1/25/2018	2/25/2013	5/25/2010
Class M2			
Avg. Life (yrs)	6.59	4.50	3.77
Window (mos)	37-143	38-93	39-66
Expected Final Mat.	8/25/2015	6/25/2011	3/25/2009
Class M3			
Avg. Life (yrs)	6.31	4.30	3.55
Window (mos)	37-120	38-78	39-55
Expected Final Mat.	9/25/2013	3/25/2010	4/25/2008
Class M4			
Avg. Life (yrs)	5.94	4.04	3.34
Window (mos)	37-106	37-68	38-48
Expected Final Mat.	7/25/2012	5/25/2009	9/25/2007
Class M5			
Avg. Life (yrs)	5.25	3.58	3.12
Window (mos)	37-86	37-55	37-39
Expected Final Mat.	11/25/2010	4/25/2008	12/25/2006
Class B			
Avg. Life (yrs)	4.00	3.10	3.08
Window (mos)	37-62	37-40	37-37
Expected Final Mat.	11/25/2008	1/25/2007	10/25/2006

A-IO Sensitivity Analysis (1)	
Price (%)	Yield (%)
6.314776%	3.960%
6.324775%	3.719%
6.334776%	3.478%
6.344776%	3.239%
6.354776%	3.000%
6.364776%	2.762%
6.374776%	2.525%
6.384776%	2.288%
6.394776%	2.053%
Mod. Dur.	0.658(2)

(1) Shown at the Certificate pricing assumption as defined on page one. These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(2) Assumes a price of % plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	8.29875	8.27890
2	N/A	N/A	32	8.57295	8.55287
3	N/A	N/A	33	8.29405	8.27535
4	N/A	N/A	34	8.97491	9.12732
5	N/A	N/A	35	8.99123	9.10010
6	N/A	N/A	36	8.98781	9.09722
7	N/A	N/A	37	9.28386	9.39748
8	N/A	N/A	38	8.98096	9.09143
9	N/A	N/A	39	9.27679	9.39180
10	N/A	N/A	40	9.30862	9.54783
11	N/A	N/A	41	9.57134	9.76396
12	N/A	N/A	42	10.59212	10.80617
13	N/A	N/A	43	9.56281	9.75686
14	N/A	N/A	44	9.87717	10.07842
15	N/A	N/A	45	9.55429	9.74976
16	N/A	N/A	46	10.19675	10.49082
17	N/A	N/A	47	9.88801	10.17358
18	N/A	N/A	48	9.88326	10.16966
19	N/A	N/A	49	10.15852	10.45456
20	N/A	N/A	50	9.82610	10.11342
21	N/A	N/A	51	10.14876	10.44651
22	N/A	N/A	52	9.86738	10.23045
23	N/A	N/A	53	9.88166	10.24983
24	N/A	N/A	54	10.55800	10.95241
25	8.11801	8.04253	55	9.87203	10.24179
26	7.85451	7.78174	56	10.19612	10.57905
27	8.11464	8.04005	57	9.86240	10.23380
28	8.13935	8.16753	58	10.22495	10.64801
29	8.38359	8.36356	59	9.89026	10.30049
30	9.27920	9.25753	60	9.88541	10.29649

(1) Based on 1 month Libor, 6 month Libor, 12 month Libor and 1 year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SAIL 2003-BC10 Collateral Summary –Aggregate

Total Number of Loans	9,758	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,599,593,511	Yes	33.7%
Average Loan Principal Balance	$163,926	No	66.3%
Fixed Rate	28.0%		
Adjustable Rate	72.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	77.4%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.6%	Yes	76.5%
Weighted Average Margin	6.0%	No	23.5%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.0%	None	22.7%
Weighted Average Floor	7.5%	0.001-1.000	5.4%
Weighted Average Original Term (mo.)	356.1	1.001-2.000	48.0%
Weighted Average Remaining Term (mo.)	353.8	2.001-3.000	23.8%
Weighted Average Loan Age (mo.)	2.3	4.001-5.000	0.2%
Weighted Average Combined LTV	81.0%		
Non-Zero Weighted Average FICO	617	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.0%	(Other states account individually for less than	
% IO Loans	3.6%	4% of the Cut-off Date principal balance)	
		CA	34.9%
Lien Position		FL	6.6%
First	98.6%	NY	6.3%
Second	1.4%	IL	6.1%
		MA	4.6%
Product Type		TX	4.1%
2/28 ARM (LIBOR)	61.1%		
Fixed Rate	27.7%	**Occupancy Status**	
3/27 ARM (LIBOR)	10.7%	Primary Home	92.4%
Balloon	0.3%	Investment	6.5%
Other	0.2%	Second Home	1.0%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	640	$22,586,145.05	1.41%
50,000.01 - 100,000.00	2,408	182,545,733.13	11.41
100,000.01 - 150,000.00	2,279	283,895,501.65	17.75
150,000.01 - 200,000.00	1,659	288,175,730.15	18.02
200,000.01 - 250,000.00	1,084	242,511,376.21	15.16
250,000.01 - 300,000.00	698	191,257,351.81	11.96
300,000.01 - 350,000.00	422	136,539,193.26	8.54
350,000.01 - 400,000.00	248	93,077,541.90	5.82
400,000.01 - 450,000.00	127	54,145,641.04	3.38
450,000.01 - 500,000.00	95	45,691,135.87	2.86
500,000.01 - 550,000.00	34	17,963,088.16	1.12
550,000.01 - 600,000.00	27	15,598,572.13	0.98
600,000.01 - 650,000.00	20	12,538,475.21	0.78
650,000.01 - 700,000.00	5	3,392,332.02	0.21
700,000.01 - 750,000.00	6	4,392,475.10	0.27
800,000.01 - 850,000.00	1	822,857.08	0.05
850,000.01 - 900,000.00	4	3,511,163.77	0.22
900,000.01 - 950,000.00	1	949,197.96	0.06
Total:	**9,758**	**$1,599,593,511.50**	**100.00%**

Minimum: $7,975.90
Maximum: $949,197.96
Average: $163,926.37

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	51	$11,700,321.51	0.73%
5.501 - 6.000	451	101,355,464.02	6.34
6.001 - 6.500	702	154,964,806.47	9.69
6.501 - 7.000	1,581	322,929,388.52	20.19
7.001 - 7.500	1,457	268,634,968.78	16.79
7.501 - 8.000	1,744	287,569,102.35	17.98
8.001 - 8.500	1,067	158,981,624.58	9.94
8.501 - 9.000	1,061	141,543,543.55	8.85
9.001 - 9.500	514	60,012,589.96	3.75
9.501 - 10.000	408	39,779,657.46	2.49
10.001 - 10.500	260	22,951,828.94	1.43
10.501 - 11.000	173	12,535,512.31	0.78
11.001 - 11.500	97	6,875,661.35	0.43
11.501 - 12.000	73	4,824,435.64	0.30
12.001 - 12.500	34	1,517,486.39	0.09
12.501 - 13.000	27	1,492,442.99	0.09
13.001 - 13.500	21	701,138.44	0.04
13.501 - 14.000	29	1,097,630.96	0.07
14.001 - 14.250	3	35,126.20	0.00
14.251 >=	5	90,781.08	0.01
Total:	**9,758**	**$1,599,593,511.50**	**100.00%**

Minimum:	4.875%
Maximum:	14.750%
Weighted Average:	7.596%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	5	$297,444.84	0.02%
171 - 180	392	27,788,183.10	1.74
181 - 240	104	9,772,079.77	0.61
241 - 300	1	234,774.66	0.01
301 - 360	9,256	1,561,501,029.13	97.62
Total:	**9,758**	**$1,599,593,511.50**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 356.1

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	26	$1,883,567.83	0.12%
171 - 180	371	26,202,060.11	1.64
181 - 240	104	9,772,079.77	0.61
241 - 300	1	234,774.66	0.01
301 - 360	9,256	1,561,501,029.13	97.62
Total:	**9,758**	**$1,599,593,511.50**	**100.00%**

Minimum: 118.0
Maximum: 360.0
Weighted Average: 353.8

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	6	$350,103.40	0.02%
20.001 - 30.000	30	2,385,991.31	0.15
30.001 - 40.000	84	9,270,514.15	0.58
40.001 - 50.000	181	23,378,704.44	1.46
50.001 - 60.000	363	54,519,958.84	3.41
60.001 - 70.000	974	157,046,244.62	9.82
70.001 - 80.000	3,642	626,362,930.95	39.16
80.001 - 90.000	2,826	499,592,284.93	31.23
90.001 - 100.000	1,652	226,686,778.86	14.17
Total:	**9,758**	**$1,599,593,511.50**	**100.00%**

Minimum: 14.080%
Maximum: 100.000%
Non-Zero WA: 80.995%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	63	$7,794,539.95	0.49%
451 - 500	18	3,132,015.24	0.20
501 - 550	1,864	288,240,936.78	18.02
551 - 600	2,260	362,439,191.64	22.66
601 - 650	2,803	463,471,842.85	28.97
651 - 700	1,771	304,329,928.43	19.03
701 - 750	760	133,585,755.33	8.35
751 - 800	208	34,316,699.94	2.15
801 >=	11	2,282,601.34	0.14
Total:	**9,758**	**$1,599,593,511.50**	**100.00%**

Non-Zero Minimum: 500
Maximum: 821
Non-Zero WA: 617

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	4,823	$821,041,348.17	51.33%
Purchase	3,742	581,924,553.91	36.38
Rate/Term Refinance	1,044	171,074,623.51	10.69
Debt Consolidation	130	23,863,230.90	1.49
Home Improvement	19	1,689,755.01	0.11
Total:	**9,758**	**$1,599,593,511.50**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	7,273	$1,166,220,172.59	72.91%
PUD	870	161,529,336.28	10.10
2-4 Family	803	157,070,186.70	9.82
Condo	713	105,117,740.26	6.57
Manufactured Housing	80	7,443,682.79	0.47
Townhouse	14	1,870,379.56	0.12
Row House	5	342,013.32	0.02
Total:	**9,758**	**$1,599,593,511.50**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	1,696	$366,698,135.12	22.92%
CA-N	846	190,892,097.45	11.93
FL	858	105,790,918.84	6.61
NY	444	100,561,907.24	6.29
IL	636	97,069,463.51	6.07
MA	338	73,459,788.35	4.59
TX	591	65,731,376.01	4.11
NJ	294	59,836,163.82	3.74
MI	342	40,486,666.27	2.53
CO	259	39,946,767.25	2.50
HI	168	38,488,514.92	2.41
AZ	252	32,494,061.32	2.03
MD	165	29,602,286.85	1.85
VA	166	29,379,969.25	1.84
WA	188	29,120,927.41	1.82
NV	193	26,183,492.45	1.64
OH	265	25,648,006.69	1.60
PA	219	24,181,918.30	1.51
CT	151	23,198,870.21	1.45
MN	113	17,115,138.43	1.07
GA	139	16,309,511.18	1.02
NC	144	15,918,173.80	1.00
RI	95	14,596,296.89	0.91
MO	142	13,702,430.63	0.86
OR	91	12,586,816.90	0.79
UT	78	12,235,958.43	0.76
IN	130	11,575,880.46	0.72
WI	79	8,824,730.10	0.55
NH	49	7,914,357.85	0.49
TN	79	7,253,945.13	0.45
Other	548	62,788,940.44	3.93
Total:	**9,758**	**$1,599,593,511.50**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	2,314	$362,251,458.52	22.65%
1% Amt. Prepaid	127	15,450,302.81	0.97
1% of Orig. Bal.	18	1,756,858.39	0.11
1% of UPB	302	35,729,421.16	2.23
2 Mos. Int. Amt. Prepaid	21	4,352,162.15	0.27
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	17	3,279,387.56	0.21
2 Mos. Int. of UPB	31	3,804,304.49	0.24
2 Mos. Int. on 80% UPB	86	13,757,147.14	0.86
2% 1% of UPB	20	2,359,594.75	0.15
2% Amt. Prepaid	15	2,922,894.16	0.18
2% of UPB	295	42,026,894.74	2.63
3 Mos. Int. on 80	257	55,571,559.76	3.47
3 Mos. Int. on UPB	43	10,185,174.30	0.64
3% 2% 1% of UPB	34	3,624,182.68	0.23
3% of UPB	12	1,030,589.86	0.06
5% 3% of UPB	9	891,435.74	0.06
5% 4% 3% 2% 1% of UPB	7	638,668.57	0.04
5% 4% 3% of UPB	33	2,156,391.76	0.13
5% of UPB	273	34,585,777.28	2.16
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	5,127	876,114,510.35	54.77
6 Mos. Int. of UPB	92	9,719,823.88	0.61
6 Mos. Int. on 80% of UPB	622	116,821,326.96	7.30
6% of UPB	3	563,644.49	0.04
Total:	**9,758**	**$1,599,593,511.50**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	5,800	$912,120,220.42	57.02%
Stated	3,340	576,883,615.26	36.06
No Documentation	395	61,703,864.34	3.86
Limited	216	47,846,577.56	2.99
No Ratio	7	1,039,233.92	0.06
Total:	**9,758**	**$1,599,593,511.50**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 3.000	7	$1,436,754.45	0.12%
3.001 - 3.500	59	14,454,050.27	1.25
3.501 - 4.000	154	29,938,556.94	2.60
4.001 - 4.500	263	48,319,636.38	4.19
4.501 - 5.000	614	106,980,446.89	9.29
5.001 - 5.500	871	160,522,923.28	13.93
5.501 - 6.000	1,289	236,203,370.05	20.50
6.001 - 6.500	1,159	209,421,446.33	18.18
6.501 - 7.000	908	158,307,224.58	13.74
7.001 - 7.500	677	110,165,945.12	9.56
7.501 - 8.000	315	47,924,172.48	4.16
8.001 - 8.500	117	15,767,845.08	1.37
8.501 - 9.000	66	7,163,378.39	0.62
9.001 - 9.500	21	2,526,572.76	0.22
9.501 - 10.000	12	1,372,742.55	0.12
10.001 >=	15	1,557,929.31	0.14
Total:	**6,547**	**$1,152,062,994.86**	**100.00%**

Minimum:	1.750%
Maximum:	11.270%
Weighted Average:	6.042%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	64	$14,161,916.02	1.23%
1.500	2	541,338.89	0.05
2.000	2,177	405,644,790.30	35.21
3.000	4,304	731,714,949.65	63.51
Total:	**6,547**	**$1,152,062,994.86**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Non-Zero Weighted Average: 2.623%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6,266	$1,101,567,286.19	95.62%
1.500	245	42,546,162.06	3.69
2.000	33	7,157,286.83	0.62
3.000	1	420,804.94	0.04
6.000	2	371,454.84	0.03
Total:	**6,547**	**$1,152,062,994.86**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Non-Zero Weighted Average: 1.027%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.501 - 11.000	4	$896,158.03	0.08%
11.001 - 11.500	39	8,403,753.58	0.73
11.501 - 12.000	181	43,254,454.79	3.75
12.001 - 12.500	317	69,898,026.77	6.07
12.501 - 13.000	702	152,760,147.16	13.26
13.001 - 13.500	855	166,493,237.66	14.45
13.501 - 14.000	1,218	224,356,078.18	19.47
14.001 - 14.500	858	147,663,093.10	12.82
14.501 - 15.000	951	150,954,688.30	13.10
15.001 - 15.500	518	74,915,536.31	6.50
15.501 - 16.000	438	58,597,187.66	5.09
16.001 - 16.500	204	25,782,159.29	2.24
16.501 - 17.000	143	16,460,133.50	1.43
17.001 - 17.500	64	6,381,496.33	0.55
17.501 - 18.000	34	3,307,941.82	0.29
18.001 - 18.500	11	1,168,349.59	0.10
18.501 - 19.000	6	501,498.50	0.04
19.001 - 19.500	4	269,054.29	0.02
Total:	**6,547**	**$1,152,062,994.86**	**100.00%**

Minimum: 10.875%
Maximum: 19.400%
Weighted Average: 13.968%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	54	$13,791,498.07	1.20%
5.501 - 6.000	267	63,433,664.67	5.51
6.001 - 6.500	483	103,287,316.69	8.97
6.501 - 7.000	1,042	222,910,110.57	19.35
7.001 - 7.500	1,102	212,930,656.94	18.48
7.501 - 8.000	1,293	224,939,165.48	19.52
8.001 - 8.500	794	120,809,656.12	10.49
8.501 - 9.000	739	101,576,106.41	8.82
9.001 - 9.500	324	40,286,900.67	3.50
9.501 - 10.000	239	27,218,620.17	2.36
10.001 - 10.500	116	12,382,983.68	1.07
10.501 - 11.000	61	5,933,329.31	0.52
11.001 - 11.500	18	1,400,677.44	0.12
11.501 - 12.000	9	750,299.63	0.07
12.001 - 12.500	5	380,824.03	0.03
12.501 - 13.000	1	31,184.98	0.00
Total:	**6,547**	**$1,152,062,994.86**	**100.00%**

Minimum: 3.625%
Maximum: 12.800%
Weighted Average: 7.557%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-10	1	$51,924.17	0.00%
2003-11	2	206,202.32	0.02
2004-01	1	76,204.07	0.01
2004-08	1	173,796.30	0.02
2004-09	2	510,695.96	0.04
2004-10	6	1,289,791.89	0.11
2004-11	9	1,347,984.47	0.12
2004-12	15	1,872,147.11	0.16
2005-01	18	2,850,984.18	0.25
2005-02	35	4,850,676.33	0.42
2005-03	69	9,929,760.21	0.86
2005-04	153	21,220,074.53	1.84
2005-05	72	13,823,123.28	1.20
2005-06	566	95,635,892.73	8.30
2005-07	2,992	569,003,569.51	49.39
2005-08	1,571	254,676,163.08	22.11
2005-09	2	277,050.00	0.02
2005-10	1	51,032.74	0.00
2005-11	1	138,591.74	0.01
2005-12	1	165,240.96	0.01
2006-01	2	314,688.36	0.03
2006-02	3	374,595.55	0.03
2006-03	2	139,573.53	0.01
2006-04	8	1,149,301.89	0.10
2006-05	11	2,043,348.70	0.18
2006-06	59	12,408,378.33	1.08
2006-07	687	119,353,495.22	10.36
2006-08	236	35,133,547.31	3.05
2008-05	1	176,836.21	0.02
2008-07	4	999,774.53	0.09
2018-06	1	64,872.23	0.01
2018-07	6	782,782.40	0.07
2018-08	9	970,895.02	0.08
Total:	**6,547**	**$1,152,062,994.86**	**100.00%**

SAIL 2003-BC10 Collateral Summary – Group 3

Total Number of Loans	1,822	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$421,116,302	Yes	34.7%
Average Loan Principal Balance	$231,129	No	65.3%
Fixed Rate	35.7%		
Adjustable Rate	64.3%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	70.0%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.7%	Yes	67.7%
Weighted Average Margin	6.0%	No	32.3%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.8%	None	30.0%
Weighted Average Floor	7.4%	0.001-1.000	5.8%
Weighted Average Original Term (mo.)	357.4	1.001-2.000	42.1%
Weighted Average Remaining Term (mo.)	354.7	2.001-3.000	21.4%
Weighted Average Loan Age (mo.)	2.7	4.001-5.000	0.7%
Weighted Average Combined LTV	82.6%		
Non-Zero Weighted Average FICO	626	**Geographic Distribution**	
Non-Zero Weighted Average DTI	41.0%	(Other states account individually for less than	
% IO Loans	4.6%	4% of the Cut-off Date principal balance)	
		CA	39.7%
Lien Position		NY	7.3%
First	98.6%	FL	5.8%
Second	1.4%	NJ	4.9%
		MA	4.1%
Product Type			
2/28 ARM (LIBOR)	56.6%		
Fixed Rate	35.5%	**Occupancy Status**	
3/27 ARM (LIBOR)	7.5%	Primary Home	93.3%
Balloon	0.2%	Investment	5.6%
Other	0.2%	Second Home	1.1%

Collateral Characteristics - Group 3

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	70	$2,661,528.76	0.63%
50,000.01 - 100,000.00	526	39,295,139.06	9.33
100,000.01 - 150,000.00	289	35,520,556.29	8.43
150,000.01 - 200,000.00	122	20,744,878.72	4.93
200,000.01 - 250,000.00	62	13,818,572.89	3.28
250,000.01 - 300,000.00	36	9,903,469.43	2.35
300,000.01 - 350,000.00	193	64,555,325.04	15.33
350,000.01 - 400,000.00	215	80,638,825.46	19.15
400,000.01 - 450,000.00	119	50,753,387.63	12.05
450,000.01 - 500,000.00	94	45,214,882.34	10.74
500,000.01 - 550,000.00	34	17,963,088.16	4.27
550,000.01 - 600,000.00	25	14,440,147.52	3.43
600,000.01 - 650,000.00	20	12,538,475.21	2.98
650,000.01 - 700,000.00	5	3,392,332.02	0.81
700,000.01 - 750,000.00	6	4,392,475.10	1.04
800,000.01 - 850,000.00	1	822,857.08	0.20
850,000.01 - 900,000.00	4	3,511,163.77	0.83
900,000.01 - 950,000.00	1	949,197.96	0.23
Total:	**1,822**	**$421,116,302.44**	**100.00%**

Minimum: $7,975.90
Maximum: $949,197.96
Average: $231,128.60

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	9	$3,526,559.85	0.84%
5.501 - 6.000	72	29,148,916.89	6.92
6.001 - 6.500	119	44,619,767.28	10.60
6.501 - 7.000	216	82,530,419.36	19.60
7.001 - 7.500	164	55,773,611.63	13.24
7.501 - 8.000	213	57,092,628.25	13.56
8.001 - 8.500	246	46,448,524.33	11.03
8.501 - 9.000	282	43,335,416.50	10.29
9.001 - 9.500	179	23,995,056.22	5.70
9.501 - 10.000	126	14,171,669.22	3.37
10.001 - 10.500	75	8,887,724.01	2.11
10.501 - 11.000	55	4,966,453.19	1.18
11.001 - 11.500	24	2,849,577.40	0.68
11.501 - 12.000	20	2,135,597.43	0.51
12.001 - 12.500	3	172,386.31	0.04
12.501 - 13.000	9	731,973.84	0.17
13.001 - 13.500	3	201,859.95	0.05
13.501 - 14.000	6	508,667.16	0.12
14.251 >=	1	19,493.62	0.00
Total:	**1,822**	**$421,116,302.44**	**100.00%**

Minimum: 5.250%
Maximum: 14.490%
Weighted Average: 7.707%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	61	$5,121,823.30	1.22%
181 - 240	14	1,305,667.36	0.31
301 - 360	1,747	414,688,811.78	98.47
Total:	**1,822**	**$421,116,302.44**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357.4

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	7	$520,578.06	0.12%
171 - 180	54	4,601,245.24	1.09
181 - 240	14	1,305,667.36	0.31
301 - 360	1,747	414,688,811.78	98.47
Total:	**1,822**	**$421,116,302.44**	**100.00%**

Minimum: 154.0
Maximum: 359.0
Weighted Average: 354.7

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
20.001 - 30.000	4	$285,013.52	0.07%
30.001 - 40.000	8	911,549.06	0.22
40.001 - 50.000	26	3,760,403.00	0.89
50.001 - 60.000	44	10,299,446.01	2.45
60.001 - 70.000	157	35,234,670.61	8.37
70.001 - 80.000	555	148,943,187.10	35.37
80.001 - 90.000	645	153,558,108.77	36.46
90.001 - 100.000	383	68,123,924.37	16.18
Total:	**1,822**	**$421,116,302.44**	**100.00%**

Minimum: 20.110%
Maximum: 100.000%
Non-Zero WA: 82.613%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	20	$2,363,300.42	0.56%
451 - 500	2	528,931.47	0.13
501 - 550	323	59,627,142.92	14.16
551 - 600	370	83,464,425.21	19.82
601 - 650	482	130,142,760.92	30.90
651 - 700	401	93,883,349.69	22.29
701 - 750	177	40,539,551.25	9.63
751 - 800	44	9,430,888.36	2.24
801 >=	3	1,135,952.20	0.27
Total:	**1,822**	**$421,116,302.44**	**100.00%**

Non-Zero Minimum: 500
Maximu m: 814
Non-Zero WA: 626

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	825	$194,271,326.72	46.13%
Purchase	760	173,404,463.72	41.18
Rate/Term Refinance	211	44,871,781.94	10.66
Debt Consolidation	21	8,103,420.16	1.92
Home Improvement	5	465,309.90	0.11
Total:	**1,822**	**$421,116,302.44**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	1,443	$319,724,637.54	75.92%
PUD	144	49,260,921.69	11.70
2-4 Family	135	33,301,097.00	7.91
Condo	78	16,822,641.60	3.99
Manufactured Housing	19	1,764,857.10	0.42
Townhouse	3	242,147.51	0.06
Total:	**1,822**	**$421,116,302.44**	**100.00%**

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	272	$96,107,995.28	22.82%
CA-N	200	70,888,261.61	16.83
NY	88	30,567,825.60	7.26
FL	148	24,565,748.85	5.83
NJ	69	20,452,178.30	4.86
MA	51	17,406,530.04	4.13
GA	139	16,309,511.18	3.87
IL	73	15,605,350.10	3.71
TX	90	14,029,838.36	3.33
VA	46	10,703,139.60	2.54
OH	96	9,831,179.36	2.33
MD	33	9,637,586.43	2.29
MI	46	7,948,044.41	1.89
AZ	39	5,991,145.75	1.42
PA	50	5,569,724.27	1.32
CO	22	4,738,694.15	1.13
WA	22	4,720,107.48	1.12
MN	21	4,297,052.65	1.02
NV	18	4,271,030.48	1.01
CT	19	4,240,095.45	1.01
HI	11	3,615,432.48	0.86
NC	24	3,534,460.43	0.84
MO	25	2,751,904.88	0.65
IN	35	2,744,887.78	0.65
TN	18	2,303,240.30	0.55
DC	6	2,248,934.90	0.53
OR	10	2,206,625.26	0.52
SC	12	2,074,624.62	0.49
UT	7	2,050,062.32	0.49
NH	8	1,766,572.06	0.42
Other	124	17,938,518.06	4.26
Total:	**1,822**	**$421,116,302.44**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	632	$126,515,636.59	30.04%
1% Amt. Prepaid	9	2,361,768.42	0.56
1% of Orig. Bal.	3	671,977.09	0.16
1% of UPB	84	10,868,748.94	2.58
2 Mos. Int. Amt. Prepaid	4	1,430,478.03	0.34
2 Mos. Int. Amt. Prepaid >20% Orig. Bal.	5	1,672,067.03	0.40
2 Mos. Int. of UPB	7	905,928.63	0.22
2 Mos. Int. on 80% UPB	18	4,050,558.04	0.96
2% Amt. Prepaid	4	1,166,326.62	0.28
2% of UPB	49	8,859,920.24	2.10
3 Mos. Int. on 80	39	13,779,987.33	3.27
3 Mos. Int. on UPB	3	1,505,346.67	0.36
3% 2% 1% of UPB	8	1,085,007.02	0.26
3% of UPB	1	74,996.46	0.02
5% 4% 3% 2% 1% of UPB	6	565,893.79	0.13
5% 4% 3% of UPB	14	1,321,790.52	0.31
5% of UPB	30	6,036,435.93	1.43
6 Mos. Int. Amt. Prepaid >20% Orig. Bal.	801	208,438,683.43	49.50
6 Mos. Int. of UPB	29	2,925,165.79	0.69
6 Mos. Int. on 80% of UPB	76	26,879,585.87	6.38
Total:	**1,822**	**$421,116,302.44**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	956	$220,932,275.51	52.46%
Stated	586	145,194,906.97	34.48
No Documentation	243	41,064,036.87	9.75
Limited	37	13,925,083.09	3.31
Total:	**1,822**	**$421,116,302.44**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 3.000	2	$665,650.25	0.25%
3.001 - 3.500	15	6,952,045.91	2.57
3.501 - 4.000	20	7,704,782.71	2.85
4.001 - 4.500	36	9,776,620.47	3.61
4.501 - 5.000	62	20,163,056.48	7.45
5.001 - 5.500	107	33,807,069.99	12.49
5.501 - 6.000	166	59,114,369.62	21.84
6.001 - 6.500	138	50,579,986.62	18.69
6.501 - 7.000	156	36,522,893.41	13.49
7.001 - 7.500	131	26,234,779.04	9.69
7.501 - 8.000	79	13,147,268.62	4.86
8.001 - 8.500	24	3,472,587.72	1.28
8.501 - 9.000	13	1,648,095.25	0.61
9.001 - 9.500	5	542,404.95	0.20
9.501 - 10.000	2	186,052.54	0.07
10.001 >=	2	133,205.21	0.05
Total:	**958**	**$270,650,868.79**	**100.00%**

Minimum: 2.750%
Maximum: 10.450%
Weighted Average: 6.048%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	14	$5,075,224.81	1.88%
1.500	1	435,052.43	0.16
2.000	181	73,641,284.90	27.21
3.000	762	191,499,306.65	70.76
Total:	**958**	**$270,650,868.79**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.688%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	918	$257,589,902.42	95.17%
1.500	32	9,539,156.37	3.52
2.000	7	3,101,005.06	1.15
3.000	1	420,804.94	0.16
Total:	**958**	**$270,650,868.79**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.032%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.501 - 11.000	1	$420,804.94	0.16%
11.001 - 11.500	6	1,911,649.98	0.71
11.501 - 12.000	31	12,854,386.14	4.75
12.001 - 12.500	55	18,885,648.56	6.98
12.501 - 13.000	117	46,182,127.78	17.06
13.001 - 13.500	123	42,982,124.33	15.88
13.501 - 14.000	164	52,633,323.62	19.45
14.001 - 14.500	110	30,213,861.80	11.16
14.501 - 15.000	121	27,716,946.71	10.24
15.001 - 15.500	89	16,911,715.34	6.25
15.501 - 16.000	70	11,309,082.75	4.18
16.001 - 16.500	40	5,213,869.65	1.93
16.501 - 17.000	23	2,803,901.17	1.04
17.001 - 17.500	3	235,378.60	0.09
17.501 - 18.000	4	264,277.68	0.10
18.001 - 18.500	1	111,769.74	0.04
Total:	**958**	**$270,650,868.79**	**100.00%**

Minimum: 11.000%
Maximum: 18.250%
Weighted Average: 13.777%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	15	$6,040,764.17	2.23%
5.501 - 6.000	45	18,589,046.93	6.87
6.001 - 6.500	72	25,488,150.55	9.42
6.501 - 7.000	155	60,232,440.68	22.25
7.001 - 7.500	133	48,424,945.33	17.89
7.501 - 8.000	145	44,192,647.68	16.33
8.001 - 8.500	99	24,225,942.93	8.95
8.501 - 9.000	106	19,704,242.85	7.28
9.001 - 9.500	72	10,430,553.23	3.85
9.501 - 10.000	57	7,169,640.05	2.65
10.001 - 10.500	32	3,490,361.61	1.29
10.501 - 11.000	19	2,050,706.76	0.76
11.001 - 11.500	3	235,378.60	0.09
11.501 - 12.000	4	264,277.68	0.10
12.001 - 12.500	1	111,769.74	0.04
Total:	**958**	**$270,650,868.79**	**100.00%**

Minimum: 3.625%
Maximum: 12.250%
Weighted Average: 7.468%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-11	1	$111,319.97	0.04%
2004-10	1	588,061.42	0.22
2004-11	2	619,079.59	0.23
2004-12	2	171,414.68	0.06
2005-01	1	369,001.09	0.14
2005-02	1	398,074.24	0.15
2005-03	6	1,209,708.64	0.45
2005-04	11	2,681,818.50	0.99
2005-05	14	4,936,919.09	1.82
2005-06	68	19,878,411.78	7.34
2005-07	356	134,326,570.76	49.63
2005-08	376	73,200,602.18	27.05
2006-04	2	502,617.35	0.19
2006-05	2	754,797.63	0.28
2006-06	9	3,727,236.36	1.38
2006-07	50	17,811,460.04	6.58
2006-08	50	8,770,572.81	3.24
2018-07	2	284,721.54	0.11
2018-08	4	308,481.12	0.11
Total:	**958**	**$270,650,868.79**	**100.00%**

$1,624,080,000 Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC10

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's)(4)
1-A1(5)	359,104,000	1M Libor	1.00	1-27	15.10%	TBD	9/25/2033	AAA/AAA/ Aaa
1-A2(5)(6)	257,381,000	(6)	4.79	27-91	15.10%	(6)	9/25/2033	AAA/AAA/ Aaa
2-A (7)	406,587,000	(7)	2.52	1-91	15.10%	(7)	9/25/2033	AAA/AAA/ Aaa
3-A1(8)	135,561,000	1M Libor	1.00	1-27	15.10%	TBD	9/25/2033	AAA/AAA/ Aaa
3-A2(8)(9)	50,000,000	(9)	4.81	27-91	15.10%	(9)	9/25/2033	AAA/AAA/ Aaa
3-A3 (8)(9)	50,000,000	(9)	4.81	27-91	15.10%	(9)	9/25/2033	AAA/AAA/Aaa
3-A4 (8)	110,328,000	1M Libor	1.75	1-64	15.10%	TBD	9/25/2033	AAA/AAA/ Aaa
3-A5 (8)	22,065,000	1M Libor	6.95	64-91	15.10%	TBD	9/25/2033	AAA/AAA/Aaa
A-IO (10)	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2005	AAA/AAA/ Aaa
A4 (11)	50,347,000	1M Libor	5.05	40-91	12.00%	TBD	9/25/2033	AAA/AAA/NR
M1	89,324,000	1M Libor	5.01	38-91	6.50%	TBD	9/25/2033	AA/AA/NR
M2	40,602,000	1M Libor	4.99	37-91	4.00%	TBD	9/25/2033	A/A/NR
M3	16,241,000	1M Libor	4.90	37-91	3.00%	TBD	9/25/2033	A-/A-/NR
M4	16,241,000	1M Libor	4.62	37-81	2.00%	TBD	9/25/2033	BBB+/BBB+/NR
M5	12,181,000	6.00%	4.09	37-65	1.25%	N/A	9/25/2033	BBB/BBB/NR
B	8,118,000	1M Libor	3.27	37-47	0.75%	TBD	9/25/2033	BBB-/BBB-/NR

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's)(4)
1-A1(5)	359,104,000	1M Libor	1.00	1-27	15.10%	TBD	9/25/2033	AAA/AAA/ Aaa
1-A2(5)(6)	257,381,000	(6)	5.32	27-186	15.10%	(6)	9/25/2033	AAA/AAA/ Aaa
2-A (7)	406,587,000	(7)	2.70	1-175	15.10%	(7)	9/25/2033	AAA/AAA/ Aaa
3-A1(8)	135,561,000	1M Libor	1.00	1-27	15.10%	TBD	9/25/2033	AAA/AAA/ Aaa
3-A2(8)(9)	50,000,000	(9)	5.39	27-186	15.10%	(9)	9/25/2033	AAA/AAA/ Aaa
3-A3 (8)(9)	50,000,000	(9)	5.39	27-186	15.10%	(9)	9/25/2033	AAA/AAA/Aaa
3-A4 (8)	110,328,000	1M Libor	1.75	1-64	15.10%	TBD	9/25/2033	AAA/AAA/ Aaa
3-A5 (8)	22,065,000	1M Libor	8.41	64-186	15.10%	TBD	9/25/2033	AAA/AAA/Aaa
A-IO (10)	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2005	AAA/AAA/ Aaa
A4 (11)	50,347,000	1M Libor	5.48	40-142	12.00%	TBD	9/25/2033	AAA/AAA/NR
M1	89,324,000	1M Libor	5.36	38-134	6.50%	TBD	9/25/2033	AA/AA/NR
M2	40,602,000	1M Libor	5.14	37-111	4.00%	TBD	9/25/2033	A/A/NR
M3	16,241,000	1M Libor	4.90	37-92	3.00%	TBD	9/25/2033	A-/A-/NR
M4	16,241,000	1M Libor	4.62	37-81	2.00%	TBD	9/25/2033	BBB+/BBB+/NR
M5	12,181,000	6.00%	4.09	37-65	1.25%	N/A	9/25/2033	BBB/BBB/NR
B	8,118,000	1M Libor	3.27	37-47	0.75%	TBD	9/25/2033	BBB-/BBB-/NR

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR. Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.

(3) Initial Credit Enhancement includes overcollateralization has built to the target of 0.75%. There will be no upfront overcollateralization. .

(4) All Classes of Certificates will be rated by S&P and Fitch. The Class 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3, 3-A4, 3-A5 and A-IO will also be rated by Moody's.

(5) Class 1-A1 and Class 1-A2 are the Group 1 Senior Certificates.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A is the Group 2 Senior Certificate. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class 3-A1, Class 3-A2, Class 3-A3, Class 3-A4 and Class 3-A5 are the Group 3 Senior Certificates

(9) Class 3-A2 and Class 3-A3 will have stated interest rates of [ ]% and [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, they will have stated interest rates of 1 Month Libor plus a margin. These margins may be increased if the 10% call is not exercised, as described herein.

(10) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

(11) The Class A4 will be a Subordinate Senior Certificate.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

All Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order. All Group 2 principal will be paid to the Class 2-A Certificates, until reduced to zero. All Group 3 principal will be distributed as follows (the "Group 3 Principal Paydown Rules"): approximately 64.02% to the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates, to be paid first to the Class 3-A1 until reduced to zero and then *pro rata* to the Class 3-A2 and Class 3-A3 Certificates, and approximately 35.98% to the Class 3-A4 and Class 3-A5 Certificates, sequentially and in that order.

When the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and Class 1-A2 Certificates and in the case of Group 3 to be allocated according to the Group 3 Principal Paydown Rules. When the Senior Certificates of all three groups have been reduced to zero, all principal will be allocated sequentially to the Class A4, M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date, and as long as a Trigger Event is not in effect:

Principal from each group will be paid to the related Senior Certificates, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of Group 3 to be paid according to the Group 3 Principal Paydown Rules, until the aggregate targeted Senior Enhancement Percentage is reached. When the Senior Certificates of any Group have been reduced to zero, principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of Group 3 to be paid according to the Group 3 Principal Paydown Rules, until the aggregate targeted Senior Enhancement Percentage is reached. Principal will then be allocated sequentially to the Class A4, M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current pool balance, subject to a floor equal to approximately 0.75% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A1, 3-A1, 3-A4, 3-A5, A4, M1, M2, M3, M4 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rates for the Class 1-A2 Certificates, the Class 2-A Certificates, the Class 3-A2 Certicates and the Class 3-A3 Certificates for the first 24 Distribution Dates will each be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap (as defined herein). Beginning on September 25, 2005, the Class 1-A2, Class 2-A, Class 3-A2 and Class 3-A3 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) their related Net Funds Cap (as defined herein) and beginning on the distribution date in October 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2, Class 3-A2 and Class 3-A3 Certificates will be calculated on a 30/360 basis. Interest for the Class 2-A Certificates for the first 24 Distribution dates will be calculated on a 30/360 basis and will be calculated on an actual/360 basis thereafter.

The Interest Rate for the Class M5 Certificates will be equal to the lesser of (i) 6.00% and (ii) its Net Funds Cap, calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A Certificates, the Class 3-A2 Certificates, the Class 3-A3 Certificates, the Class M5 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on September 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees for all of Group 1, Group 2 and Group 3: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A1 and Class 1-A2 Certificates and the A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A Certificates and the A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class 3-A1, 3-A2, 3-A3, 3-A4 and 3-A5 Certificates and the A-IO(3) Component from Group 3 Interest;

Interest Payment Priority (continued)

(5) To pay Current Interest and Carryforward Interest to the Class A4, M1, M2, M3, M4, M5 and B Certificates, sequentially;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the Overcollateralization Target;

(9) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A, Class 3-A1, Class 3-A2, Class 3-A3, Class 3-A4 and Class 3-A5 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(10) To pay sequentially to Classes A4, M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement [1];

(11) To pay sequentially to Classes A4, M1, M2, M3, M4, M5 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received under the Interest Rate Cap Agreement will be allocated in clauses (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Amount will consist of three components, one from each Collateral Group.

The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount ($)	A-IO(2) Notional Amount ($)	A-IO(3) Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	129,559,147	85,447,440	77,328,413	292,335,000
7-12	86,372,765	56,964,960	51,552,275	194,890,000
13-18	64,779,352	42,723,574	38,664,074	146,167,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero. Interest will be paid to the Class A-IO Certificates from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Amount will be approximately 44% of the aggregate Class A-IO Notional Amount. The A-IO(2) Component Notional Amount will be approximately 29% of the aggregate Class A-IO Notional Amount. The A-IO(3) Component Notional Amount will be approximately 26% of the aggregate Class A-IO Notional Amount. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	847,931,000.00
2	821,497,981.36
3	808,893,936.36
4	795,426,443.26
5	782,523,087.34
6	767,218,137.17
7	763,641,188.12
8	744,114,340.82
9	722,419,036.08
10	698,570,661.54
11	672,317,427.38
12	643,441,570.00

Month	Approximate Notional Balance ($)
13	628,880,072.10
14	589,422,338.18
15	560,396,793.59
16	532,037,553.52
17	504,795,892.78
18	477,766,158.04
19	464,068,404.15
20	431,110,485.83
21	396,275,207.27
22	363,354,604.19
23	332,219,673.54
24	302,731,489.80

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 Certificates clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 2-A Certificates and the first 24 Distribution Dates clause (b) above will be equal to 1.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 3-A2 and Class 3-A3 Certificates clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group, provided that with respect to the Class B Certificates clause (b) in each of the Net Funds Cap formulas will be equal to 1.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by Option One (33.19%), BNC (30.38%), People's Choice (7.96%), Fieldstone (7.37%), Finance America (7.27%) and Wells Fargo (3.77%) and as of the closing date will be serviced by Option One (63.55%), Ocwen (31.11%), Wells Fargo (3.77%) and Aurora Loan Services (1.56%).

Mortgage Insurance

Approximately 75.04% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian or Amerin. Approximately 98.87% of the insured loans are covered by the MGIC policy. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"), and the Class A4 Certificates. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3, 3-A4 and 3-A5 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class 1-A1, 3-A1, 3-A4, 3-A5 and A4 will double, the margins on Class 1-A2, Class 2-A, Class 3-A2 and Class 3-A3 will increase by 0.25%, the margins on the Class M1, M2, M3, M4, and B will increase to 1.5 times their initial margin and the interest rate on the Class M5 will increase to 6.50%.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3, 3-A4, 3-A5 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates and the Class A4. Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3, 3-A4, 3-A5 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3, 3-A4 and 3-A5) over Classes having a lower priority of distribution. Similarly, the Class A4 Certificates will be senior to the Class M and Class B Certificates, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes and the Class A4 will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to approximately 0.75% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Class A4 and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.


1-A1
AA/AAA/Aaa
Libor Floater
(Group 1)
1-A2
AA/AAA/ Aaa
ixed-Floating
(Group 1)
2-A
AAA/AAA/ Aaa
Fixed - Floating
(Group 2)
3-A1
AAA/AAA/Aaa
Libor Floater
(Group 3)
3-A2
AA/AAA/Aaa
ixed - Floating
(Group 3)
3-A3
AA/AAA/Aaa
ixed - Floating
(Group 3)
3-A4
AAA/AAA/Aaa
Libor Floater
(Group 3)
3-A5
AAA/AAA/Aaa
Libor Floater
(Group 3)
A-IO
AAA/AAA/Aaa
6.00% Interest Rate
Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes and Class A4 with Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3, 3-A4 and 3-A5
A4
AAA/AAA/NR
Libor Floater
M1
AA/AA/ NR
Libor Floater
M2
A/A/NR
Libor Floater
M3
A-/A-/NR
Libor Floater
M4
BBB+/BBB+/NR
Libor Floater
M5
BBB/BBB/NR
6.00% Fixed Rate
B
BBB-/BBB-/NR
Libor Floater
Classes A4, M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC10
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: October 25, 2003
Cut-Off Date:	September 1, 2003
Statistical Calculation Date:	Between 6/1/03 and 6/30/03 with respect to 10.30% of the pool, between 7/17/03 and 7/31/03 with respect to 56.69% of the pool, and 8/28/03 with respect to 33.01% of the pool.
Expected Pricing Date:	September [ ], 2003
Closing Date:	September 26, 2003
Settlement Date:	September 26, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	September 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 3-A1,3-A4, 3-A5, A4, M1, M2, M3, M4 and B, and, beginning with the Accrual Period related to the 25th Distribution Date, the Class 2-A 30/360 on Class 1-A2, Class 3-A2, Class 3-A3, Class M5 and Class A-IO, and, for the first 24 Accrual Periods, the Class 2-A
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 66.99% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. The remaining 33.01% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Trustee Fee:	0.00125% of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A and 3-A1, 3-A2, 3-A3, 3-A4 and 3-A5. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A4. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.03	1.36	1.00	0.78	0.64
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	3/25/2008	9/25/2006	11/25/2005	5/25/2005	1/25/2005
Class 1-A2					
Avg. Life (yrs)	9.63	6.54	4.79	3.59	2.66
Window (mos)	55-177	37-122	27-91	21-71	17-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class 2-A					
Avg. Life (yrs)	5.13	3.45	2.52	1.89	1.43
Window (mos)	1-177	1-122	1-91	1-71	1-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class 3-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	3/25/2008	8/25/2006	11/25/2005	5/25/2005	1/25/2005
Class 3-A2					
Avg. Life (yrs)	9.71	6.58	4.81	3.60	2.68
Window (mos)	55-177	36-122	27-91	21-71	17-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class 3-A3					
Avg. Life (yrs)	9.71	6.58	4.81	3.60	2.68
Window (mos)	55-177	36-122	27-91	21-71	17-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class 3-A4					
Avg. Life (yrs)	3.62	2.42	1.75	1.29	1.03
Window (mos)	1-128	1-86	1-64	1-49	1-30
Expected Final Mat.	4/25/2014	10/25/2010	12/25/2008	9/25/2007	2/25/2006
Class 3-A5					
Avg. Life (yrs)	13.67	9.36	6.95	5.42	3.86
Window (mos)	128-177	86-122	64-91	49-71	30-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class A4					
Avg. Life (yrs)	9.76	6.61	5.05	4.41	4.39
Window (mos)	56-177	37-122	40-91	44-71	48-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.**

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class M1					
Avg. Life (yrs)	9.76	6.61	5.01	4.25	3.97
Window (mos)	56-177	37-122	38-91	40-71	41-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class M2					
Avg. Life (yrs)	9.76	6.61	4.99	4.15	3.74
Window (mos)	56-177	37-122	37-91	38-71	39-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class M3					
Avg. Life (yrs)	9.65	6.53	4.90	4.06	3.62
Window (mos)	56-177	37-122	37-91	38-71	38-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class M4					
Avg. Life (yrs)	9.13	6.15	4.62	3.83	3.40
Window (mos)	56-161	37-110	37-81	37-63	38-51
Expected Final Mat.	1/25/2017	10/25/2012	5/25/2010	11/25/2008	11/25/2007
Class M5					
Avg. Life (yrs)	8.11	5.44	4.09	3.39	3.13
Window (mos)	56-131	37-89	37-65	37-51	37-41
Expected Final Mat.	7/25/2014	1/25/2011	1/25/2009	11/25/2007	1/25/2007
Class B					
Avg. Life (yrs)	6.21	4.14	3.27	3.08	3.08
Window (mos)	56-96	37-64	37-47	37-37	37-37
Expected Final Mat.	8/25/2011	12/25/2008	7/25/2007	9/25/2006	9/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.85	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	7/25/2006	7/25/2005	12/25/2004
Class 1-A2			
Avg. Life (yrs)	6.28	3.92	2.46
Window (mos)	35-118	23-76	16-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class 2-A			
Avg. Life (yrs)	3.41	2.14	1.39
Window (mos)	1-118	1-76	1-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class 3-A1			
Avg. Life (yrs)	1.29	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	7/25/2006	6/25/2005	12/25/2004
Class 3-A2			
Avg. Life (yrs)	6.27	3.90	2.45
Window (mos)	35-118	22-76	16-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class 3-A3			
Avg. Life (yrs)	6.27	3.90	2.45
Window (mos)	35-118	22-76	16-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class 3-A4			
Avg. Life (yrs)	2.30	1.41	0.97
Window (mos)	1-82	1-52	1-29
Expected Final Mat.	6/25/2010	12/25/2007	1/25/2006
Class 3-A5			
Avg. Life (yrs)	8.96	5.76	3.44
Window (mos)	82-118	52-76	29-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class A4			
Avg. Life (yrs)	6.39	4.53	4.41
Window (mos)	37-118	42-76	50-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008

Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class M1			
Avg. Life (yrs)	6.39	4.43	3.95
Window (mos)	37-118	39-76	42-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class M2			
Avg. Life (yrs)	6.39	4.37	3.68
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class M3			
Avg. Life (yrs)	6.31	4.30	3.55
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class M4			
Avg. Life (yrs)	5.95	4.04	3.34
Window (mos)	37-106	37-68	38-48
Expected Final Mat.	6/25/2012	4/25/2009	8/25/2007
Class M5			
Avg. Life (yrs)	5.26	3.58	3.12
Window (mos)	37-86	37-55	37-39
Expected Final Mat.	10/25/2010	3/25/2008	11/25/2006
Class B			
Avg. Life (yrs)	4.01	3.10	3.08
Window (mos)	37-62	37-40	37-37
Expected Final Mat.	10/25/2008	12/25/2006	9/25/2006

Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.03	1.36	1.00	0.78	0.64
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	3/25/2008	9/25/2006	11/25/2005	5/25/2005	1/25/2005
Class 1-A2					
Avg. Life (yrs)	10.49	7.24	5.32	4.01	3.00
Window (mos)	55-312	37-243	27-186	21-146	17-118
Expected Final Mat.	8/25/2029	11/25/2023	2/25/2019	10/25/2015	6/25/2013
Class 2-A					
Avg. Life (yrs)	5.45	3.69	2.70	2.03	1.53
Window (mos)	1-307	1-232	1-175	1-135	1-106
Expected Final Mat.	3/25/2029	12/25/2022	3/25/2018	11/25/2014	6/25/2012
Class 3-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	3/25/2008	8/25/2006	11/25/2005	5/25/2005	1/25/2005
Class 3-A2					
Avg. Life (yrs)	10.66	7.33	5.39	4.06	3.05
Window (mos)	55-314	36-244	27-186	21-147	17-119
Expected Final Mat.	10/25/2029	12/25/2023	2/25/2019	11/25/2015	7/25/2013
Class 3-A3					
Avg. Life (yrs)	10.66	7.33	5.39	4.06	3.05
Window (mos)	55-314	36-244	27-186	21-147	17-119
Expected Final Mat.	10/25/2029	12/25/2023	2/25/2019	11/25/2015	7/25/2013
Class 3-A4					
Avg. Life (yrs)	3.62	2.42	1.75	1.29	1.03
Window (mos)	1-128	1-86	1-64	1-49	1-30
Expected Final Mat.	4/25/2014	10/25/2010	12/25/2008	9/25/2007	2/25/2006
Class 3-A5					
Avg. Life (yrs)	16.08	11.28	8.41	6.58	4.83
Window (mos)	128-314	86-244	64-186	49-147	30-119
Expected Final Mat.	10/25/2029	12/25/2023	2/25/2019	11/25/2015	7/25/2013
Class A4					
Avg. Life (yrs)	10.51	7.19	5.48	4.74	4.66
Window (mos)	56-262	37-189	40-142	44-111	48-90
Expected Final Mat.	6/25/2025	5/25/2019	6/25/2015	11/25/2012	2/25/2011

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	100%	125%	150%
Class M1					
Avg. Life (yrs)	10.38	7.08	5.36	4.52	4.19
Window (mos)	56-250	37-179	38-134	40-104	41-84
Expected Final Mat.	6/25/2024	7/25/2018	10/25/2014	4/25/2012	8/25/2010
Class M2					
Avg. Life (yrs)	10.05	6.83	5.14	4.27	3.83
Window (mos)	56-213	37-149	37-111	38-86	39-69
Expected Final Mat.	5/25/2021	1/25/2016	11/25/2012	10/25/2010	5/25/2009
Class M3					
Avg. Life (yrs)	9.65	6.53	4.90	4.06	3.62
Window (mos)	56-180	37-124	37-92	38-72	38-57
Expected Final Mat.	8/25/2018	12/25/2013	4/25/2011	8/25/2009	5/25/2008
Class M4					
Avg. Life (yrs)	9.13	6.15	4.62	3.83	3.40
Window (mos)	56-161	37-110	37-81	37-63	38-51
Expected Final Mat.	1/25/2017	10/25/2012	5/25/2010	11/25/2008	11/25/2007
Class M5					
Avg. Life (yrs)	8.11	5.44	4.09	3.39	3.13
Window (mos)	56-131	37-89	37-65	37-51	37-41
Expected Final Mat.	7/25/2014	1/25/2011	1/25/2009	11/25/2007	1/25/2007
Class B					
Avg. Life (yrs)	6.21	4.14	3.27	3.08	3.08
Window (mos)	56-96	37-64	37-47	37-37	37-37
Expected Final Mat.	8/25/2011	12/25/2008	7/25/2007	9/25/2006	9/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.85	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	7/25/2006	7/25/2005	12/25/2004
Class 1-A2			
Avg. Life (yrs)	6.92	4.35	2.76
Window (mos)	35-233	23-156	16-111
Expected Final Mat.	1/25/2023	8/25/2016	11/25/2012
Class 2-A			
Avg. Life (yrs)	3.69	2.33	1.52
Window (mos)	1-236	1-157	1-112
Expected Final Mat.	4/25/2023	9/25/2016	12/25/2012
Class 3-A1			
Avg. Life (yrs)	1.29	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	7/25/2006	6/25/2005	12/25/2004
Class 3-A2			
Avg. Life (yrs)	6.92	4.34	2.76
Window (mos)	35-236	22-157	16-112
Expected Final Mat.	4/25/2023	9/25/2016	12/25/2012
Class 3-A3			
Avg. Life (yrs)	6.92	4.34	2.76
Window (mos)	35-236	22-157	16-112
Expected Final Mat.	4/25/2023	9/25/2016	12/25/2012
Class 3-A4			
Avg. Life (yrs)	2.30	1.41	0.97
Window (mos)	1-82	1-52	1-29
Expected Final Mat.	6/25/2010	12/25/2007	1/25/2006
Class 3-A5			
Avg. Life (yrs)	10.62	6.89	4.23
Window (mos)	82-236	52-157	29-112
Expected Final Mat.	4/25/2023	9/25/2016	12/25/2012
Class A4			
Avg. Life (yrs)	6.95	4.91	4.72
Window (mos)	37-183	42-120	50-85
Expected Final Mat.	11/25/2018	8/25/2013	9/25/2010

Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class M1			
Avg. Life (yrs)	6.84	4.73	4.16
Window (mos)	37-172	39-113	42-80
Expected Final Mat.	12/25/2017	1/25/2013	4/25/2010
Class M2			
Avg. Life (yrs)	6.59	4.50	3.77
Window (mos)	37-144	38-93	39-66
Expected Final Mat.	8/25/2015	5/25/2011	2/25/2009
Class M3			
Avg. Life (yrs)	6.31	4.30	3.55
Window (mos)	37-120	38-78	39-55
Expected Final Mat.	8/25/2013	2/25/2010	3/25/2008
Class M4			
Avg. Life (yrs)	5.95	4.04	3.34
Window (mos)	37-106	37-68	38-48
Expected Final Mat.	6/25/2012	4/25/2009	8/25/2007
Class M5			
Avg. Life (yrs)	5.26	3.58	3.12
Window (mos)	37-86	37-55	37-39
Expected Final Mat.	10/25/2010	3/25/2008	11/25/2006
Class B			
Avg. Life (yrs)	4.01	3.10	3.08
Window (mos)	37-62	37-40	37-37
Expected Final Mat.	10/25/2008	12/25/2006	9/25/2006

Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.

A-IO Sensitivity Analysis (1)	
Price (%)	Yield (%)
6.314776%	3.960%
6.324775%	3.719%
6.334776%	3.478%
6.344776%	3.239%
6.354776%	3.000%
6.364776%	2.762%
6.374776%	2.525%
6.384776%	2.288%
6.394776%	2.053%
Mod. Dur.	0.658 (2)

(1) Shown at the Certificate pricing assumption as defined on page one. These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield. Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.

(2) Assumes a price of 6.354776% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	9.17837	9.16205
2	N/A	N/A	32	8.28778	8.27347
3	N/A	N/A	33	8.56159	8.54726
4	N/A	N/A	34	8.28305	8.26961
5	N/A	N/A	35	8.95989	9.12307
6	N/A	N/A	36	8.97042	9.09166
7	N/A	N/A	37	8.96697	9.08877
8	N/A	N/A	38	9.26230	9.38871
9	N/A	N/A	39	8.96006	9.08294
10	N/A	N/A	40	9.25516	9.38270
11	N/A	N/A	41	9.28282	9.54015
12	N/A	N/A	42	9.53969	9.75266
13	N/A	N/A	43	10.55704	10.79364
14	N/A	N/A	44	9.53109	9.74553
15	N/A	N/A	45	9.84434	10.06670
16	N/A	N/A	46	9.52248	9.73842
17	N/A	N/A	47	10.15890	10.47722
18	N/A	N/A	48	9.85062	10.15996
19	N/A	N/A	49	9.79916	10.10830
20	N/A	N/A	50	10.12087	10.44120
21	N/A	N/A	51	9.78963	10.10048
22	N/A	N/A	52	10.11103	10.43314
23	N/A	N/A	53	9.83122	10.21687
24	N/A	N/A	54	9.84502	10.23585
25	7.85587	7.78070	55	10.51879	10.93747
26	8.11604	8.03866	56	9.83530	10.22781
27	7.85260	7.77799	57	10.15813	10.56461
28	8.11266	8.03585	58	9.82559	10.21982
29	8.13219	8.16424	59	10.18749	10.63398
30	8.37097	8.35699	60	9.85396	10.28693

(1) Based on 1 month Libor, 6 month Libor, 12 month Libor and 1 year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1. Assumed closing date of 8/26/03 and assume first payment date of 9/25/03.

SAIL 2003-BC10 Collateral Summary –Aggregate

Total Number of Loans	9,914	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,624,080,723	Yes	33.2%
Average Loan Principal Balance	$163,817	No	66.8%
Fixed Rate	28.3%		
Adjustable Rate	71.7%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	77.0%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.6%	Yes	75.0%
Weighted Average Margin	6.0%	No	25.0%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.0%	None	23.0%
Weighted Average Floor	7.6%	0.001-1.000	5.4%
Weighted Average Original Term (mo.)	356.0	1.001-2.000	47.7%
Weighted Average Remaining Term (mo.)	355.4	2.001-3.000	23.8%
Weighted Average Loan Age (mo.)	0.6	4.001-5.000	0.2%
Weighted Average Combined LTV	81.0%		
Non-Zero Weighted Average FICO	617	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.0%	(Other states account individually for less than	
% IO Loans	3.6%	4% of the Cut-off Date principal balance)	
		CA	34.7%
Lien Position		FL	6.6%
First	98.6%	NY	6.3%
Second	1.4%	IL	6.1%
		MA	4.6%
Product Type		TX	4.1%
2/28 ARM (LIBOR)	60.8%		
Fixed Rate	28.0%	**Occupancy Status**	
3/27 ARM (LIBOR)	10.7%	Primary Home	92.4%
Balloon	0.3%	Investment	6.6%
Other	0.3%	Second Home	1.0%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	653	$23,102,689.07	1.42%
50,000.01 - 100,000.00	2,456	186,151,949.55	11.46
100,000.01 - 150,000.00	2,315	288,573,312.63	17.77
150,000.01 - 200,000.00	1,680	292,123,597.47	17.99
200,000.01 - 250,000.00	1,099	245,981,798.20	15.15
250,000.01 - 300,000.00	711	195,012,072.03	12.01
300,000.01 - 350,000.00	425	137,719,785.89	8.48
350,000.01 - 400,000.00	251	94,286,599.98	5.81
400,000.01 - 450,000.00	128	54,625,959.81	3.36
450,000.01 - 500,000.00	98	47,245,955.52	2.91
500,000.01 - 550,000.00	34	17,991,295.48	1.11
550,000.01 - 600,000.00	27	15,623,821.90	0.96
600,000.01 - 650,000.00	19	11,909,822.39	0.73
650,000.01 - 700,000.00	6	4,047,153.71	0.25
700,000.01 - 750,000.00	6	4,396,818.00	0.27
800,000.01 - 850,000.00	1	823,575.40	0.05
850,000.01 - 900,000.00	4	3,514,516.16	0.22
900,000.01 - 950,000.00	1	950,000.00	0.06
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Minimum: $9,977.57
Maximum: $950,000.00
Average: $163,816.90

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	51	$11,713,086.40	0.72%
5.501 - 6.000	452	101,518,722.37	6.25
6.001 - 6.500	710	156,837,696.27	9.66
6.501 - 7.000	1,588	324,671,440.91	19.99
7.001 - 7.500	1,471	272,054,295.71	16.75
7.501 - 8.000	1,763	290,955,020.70	17.92
8.001 - 8.500	1,087	162,066,512.67	9.98
8.501 - 9.000	1,089	145,864,817.60	8.98
9.001 - 9.500	530	62,675,275.62	3.86
9.501 - 10.000	424	41,504,270.17	2.56
10.001 - 10.500	266	23,498,309.44	1.45
10.501 - 11.000	184	13,226,645.82	0.81
11.001 - 11.500	100	7,133,981.16	0.44
11.501 - 12.000	77	5,184,305.40	0.32
12.001 - 12.500	35	1,542,392.49	0.09
12.501 - 13.000	29	1,707,751.19	0.11
13.001 - 13.500	21	701,811.82	0.04
13.501 - 14.000	29	1,098,317.48	0.07
14.001 - 14.250	3	35,197.12	0.00
14.251 >=	5	90,872.85	0.01
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Minimum: 4.875%
Maximum: 14.750%
Weighted Average: 7.608%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	5	$298,729.65	0.02%
171 - 180	409	29,291,027.64	1.80
181 - 240	105	9,902,759.00	0.61
241 - 300	1	235,073.17	0.01
301 - 360	9,394	1,584,353,133.73	97.55
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 356.0

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	25	$1,545,451.34	0.10%
171 - 180	389	28,044,305.95	1.73
181 - 240	105	9,902,759.00	0.61
241 - 300	1	235,073.17	0.01
301 - 360	9,394	1,584,353,133.73	97.55
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 355.4

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
10.001 - 20.000	7	$404,125.67	0.02%
20.001 - 30.000	31	2,417,180.19	0.15
30.001 - 40.000	84	9,296,397.39	0.57
40.001 - 50.000	184	23,813,768.69	1.47
50.001 - 60.000	368	55,146,791.48	3.40
60.001 - 70.000	991	159,519,645.84	9.82
70.001 - 80.000	3,687	633,972,676.77	39.04
80.001 - 90.000	2,876	506,824,792.21	31.21
90.001 - 100.000	1,686	232,685,344.95	14.33
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Minimum:	14.080%
Maximum:	100.000%
Non-Zero WA:	81.020%

FICO Score			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
<= 0	65	$7,902,752.75	0.49%
451 - 500	18	3,134,952.71	0.19
501 - 550	1,881	290,443,921.59	17.88
551 - 600	2,294	367,008,452.31	22.60
601 - 650	2,836	469,055,971.01	28.88
651 - 700	1,808	310,071,208.44	19.09
701 - 750	782	137,841,045.69	8.49
751 - 800	219	36,336,260.93	2.24
801 >=	11	2,286,157.76	0.14
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Non-Zero Minimum:	500
Maximum:	821
Non-Zero WA:	617

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	4,886	$831,293,996.33	51.19%
Purchase	3,813	593,268,018.47	36.53
Rate/Term Refinance	1,064	173,706,611.14	10.70
Debt Consolidation	131	23,968,624.62	1.48
Home Improvement	20	1,843,472.63	0.11
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	7,395	$1,184,088,228.46	72.91%
PUD	880	163,891,154.43	10.09
2-4 Family	815	159,173,514.51	9.80
Condo	724	107,157,617.16	6.60
Manufactured Housing	80	7,451,902.91	0.46
Townhouse	15	1,975,904.72	0.12
Row House	5	342,401.00	0.02
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,715	$371,881,032.36	22.90%
CA-N	852	192,405,189.34	11.85
FL	871	107,370,923.28	6.61
NY	449	101,635,491.19	6.26
IL	649	99,107,414.96	6.10
MA	342	74,213,345.08	4.57
TX	599	66,934,961.02	4.12
NJ	298	60,821,679.94	3.74
MI	349	41,200,488.23	2.54
CO	262	40,617,259.58	2.50
HI	170	39,037,479.78	2.40
AZ	258	33,168,233.22	2.04
MD	167	29,849,639.14	1.84
WA	193	29,729,087.90	1.83
VA	167	29,514,305.44	1.82
NV	194	26,365,628.20	1.62
OH	270	26,284,464.54	1.62
PA	225	24,870,308.34	1.53
CT	153	23,778,872.00	1.46
MN	116	17,412,641.57	1.07
GA	143	16,650,038.97	1.03
NC	146	16,129,512.59	0.99
RI	95	14,608,146.75	0.90
MO	145	13,940,183.97	0.86
OR	92	12,723,429.83	0.78
UT	80	12,502,249.41	0.77
IN	135	11,983,231.66	0.74
WI	83	9,240,450.81	0.57
NH	49	7,920,275.42	0.49
TN	82	7,900,855.19	0.49
Other	565	64,283,903.48	3.96
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	2,381	$373,397,096.90	22.99%
1% of Amount Prepaid	127	15,400,488.56	0.95
1% of Orig. Bal.	18	1,759,111.48	0.11
1% of UPB	306	36,060,454.11	2.22
2 Mos. Int. on Amt. Prepaid	21	4,358,700.00	0.27
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	19	3,495,445.59	0.22
2 Mos. Int. on UPB	30	3,707,181.70	0.23
2 Mos. Int. on 80% of UPB	86	13,765,489.36	0.85
2% 1% of UPB	23	2,687,552.32	0.17
2% of Amt. Prepaid	15	2,928,214.78	0.18
2% of UPB	296	42,210,942.63	2.60
3 Mos. Int. on 80%	259	55,924,936.67	3.44
3 Mos. Int. on UPB	44	10,414,860.01	0.64
3% 2% 1% of UPB	34	3,628,301.62	0.22
3% of UPB	12	1,031,581.18	0.06
5% 3% of UPB	9	892,086.61	0.05
5% 4% 3% 2% 1% of UPB	7	639,852.56	0.04
5% 4% 3% of UPB	37	2,576,048.89	0.16
5% of UPB	275	34,862,439.70	2.15
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	5,167	883,578,185.72	54.40
6 Mos. Int. on UPB	102	10,690,553.49	0.66
6 Mos. Int. on 80% of UPB	642	119,303,401.48	7.35
6% of UPB	4	767,797.83	0.05
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	5,870	$922,203,240.66	56.78%
Stated	3,386	584,604,095.28	36.00
No Documentation	431	67,759,539.82	4.17
Limited	220	48,473,436.23	2.98
No Ratio	7	1,040,411.20	0.06
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	7	$1,440,311.71	0.12%
3.001 - 3.500	59	14,469,832.82	1.24
3.501 - 4.000	155	30,110,170.82	2.58
4.001 - 4.500	266	49,066,362.71	4.21
4.501 - 5.000	616	107,493,266.83	9.23
5.001 - 5.500	878	161,384,476.45	13.85
5.501 - 6.000	1,298	238,469,015.99	20.47
6.001 - 6.500	1,167	211,117,682.49	18.12
6.501 - 7.000	921	160,095,475.57	13.74
7.001 - 7.500	689	111,599,719.75	9.58
7.501 - 8.000	323	49,208,310.79	4.22
8.001 - 8.500	122	16,427,237.89	1.41
8.501 - 9.000	75	8,197,528.87	0.70
9.001 - 9.500	24	2,787,044.58	0.24
9.501 - 10.000	16	1,710,869.30	0.15
10.001 >=	15	1,558,935.27	0.13
Total:	**6,631**	**$1,165,136,241.84**	**100.00%**

Minimum: 1.750%
Maximum: 11.270%
Weighted Average: 6.050%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	70	$15,164,888.10	1.30%
1.500	7	1,479,578.34	0.13
2.000	2,188	408,493,038.05	35.06
3.000	4,366	739,998,737.35	63.51
Total:	**6,631**	**$1,165,136,241.84**	**100.00%**

Minimum:	1.000%
Maximum:	3.000%
Non-Zero Weighted Average:	2.621%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6,332	$1,111,927,971.31	95.43%
1.500	256	44,093,013.58	3.78
2.000	40	8,321,675.25	0.71
3.000	1	421,656.70	0.04
6.000	2	371,925.00	0.03
Total:	**6,631**	**$1,165,136,241.84**	**100.00%**

Minimum:	1.000%
Maximum:	6.000%
Non-Zero Weighted Average:	1.028%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.501 - 11.000	4	$897,360.74	0.08%
11.001 - 11.500	40	8,512,582.04	0.73
11.501 - 12.000	180	43,170,527.08	3.71
12.001 - 12.500	321	70,771,403.92	6.07
12.501 - 13.000	704	153,170,602.96	13.15
13.001 - 13.500	859	168,074,782.73	14.43
13.501 - 14.000	1,223	225,488,634.44	19.35
14.001 - 14.500	865	148,916,127.45	12.78
14.501 - 15.000	963	152,965,005.56	13.13
15.001 - 15.500	525	75,825,315.87	6.51
15.501 - 16.000	453	60,606,838.52	5.20
16.001 - 16.500	212	26,596,070.33	2.28
16.501 - 17.000	154	17,740,982.55	1.52
17.001 - 17.500	67	6,773,778.93	0.58
17.501 - 18.000	38	3,471,753.45	0.30
18.001 - 18.500	11	1,169,100.00	0.10
18.501 - 19.000	7	674,316.96	0.06
19.001 - 19.500	4	269,250.94	0.02
19.501 >=	1	41,807.37	0.00
Total:	**6,631**	**$1,165,136,241.84**	**100.00%**

Minimum: 10.875%
Maximum: 19.880%
Weighted Average: 13.979%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	55	$13,906,989.56	1.19%
5.501 - 6.000	268	63,786,983.46	5.47
6.001 - 6.500	488	104,647,430.93	8.98
6.501 - 7.000	1,047	223,951,827.91	19.22
7.001 - 7.500	1,109	214,127,458.51	18.38
7.501 - 8.000	1,303	227,453,460.52	19.52
8.001 - 8.500	800	121,660,832.08	10.44
8.501 - 9.000	758	104,208,789.15	8.94
9.001 - 9.500	332	41,097,839.59	3.53
9.501 - 10.000	252	28,682,917.88	2.46
10.001 - 10.500	119	12,667,583.41	1.09
10.501 - 11.000	66	6,207,186.23	0.53
11.001 - 11.500	18	1,401,470.69	0.12
11.501 - 12.000	9	750,753.32	0.06
12.001 - 12.500	5	381,050.94	0.03
12.501 - 13.000	2	203,667.66	0.02
Total:	**6,631**	**$1,165,136,241.84**	**100.00%**

Minimum: 3.625%
Maximum: 12.800%
Weighted Average: 7.564%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003	6	$603,827.88	0.05%
2004-04	1	299,183.13	0.03
2004-05	1	66,753.80	0.01
2004-07	10	833,620.68	0.07
2004-08	2	319,432.62	0.03
2004-09	2	511,661.71	0.04
2004-10	9	1,541,110.07	0.13
2004-11	13	2,060,933.77	0.18
2004-12	17	2,237,455.32	0.19
2005-01	22	3,448,071.58	0.30
2005-02	36	5,358,789.69	0.46
2005-03	73	10,330,893.77	0.89
2005-04	168	23,342,711.62	2.00
2005-05	76	14,290,442.23	1.23
2005-06	577	97,303,965.97	8.35
2005-07	3,002	571,098,067.51	49.02
2005-08	1,571	254,829,537.43	21.87
2005-09	2	277,050.00	0.02
2005-10	1	51,108.03	0.00
2005-11	2	256,011.45	0.02
2005-12	1	165,548.79	0.01
2006-01	4	845,612.89	0.07
2006-02	3	375,386.98	0.03
2006-03	2	139,766.40	0.01
2006-04	10	1,558,787.58	0.13
2006-05	12	2,148,762.89	0.18
2006-06	60	12,551,355.76	1.08
2006-07	691	120,136,436.45	10.31
2006-08	236	35,155,170.53	3.02
2008	5	1,179,102.73	0.10
2018	16	1,819,682.58	0.16
Total:	**6,631**	**$1,165,136,241.84**	**100.00%**

SAIL 2003-BC10 Collateral Summary – Group 3

Total Number of Loans	1,865	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$429,601,427	Yes	32.9%
Average Loan Principal Balance	$230,349	No	67.2%
Fixed Rate	36.6%		
Adjustable Rate	63.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	69.1%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.7%	Yes	63.7%
Weighted Average Margin	6.0%	No	36.3%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.8%	None	30.9%
Weighted Average Floor	7.5%	0.001-1.000	5.7%
Weighted Average Original Term (mo.)	357.4	1.001-2.000	41.3%
Weighted Average Remaining Term (mo.)	356.4	2.001-3.000	21.2%
Weighted Average Loan Age (mo.)	1.0	4.001-5.000	0.8%
Weighted Average Combined LTV	82.7%		
Non-Zero Weighted Average FICO	627	**Geographic Distribution**	
Non-Zero Weighted Average DTI	41.0%	(Other states account individually for less than	
% IO Loans	4.5%	4% of the Cut-off Date principal balance)	
		CA	39.4%
Lien Position		NY	7.2%
First	98.6%	FL	5.7%
Second	1.4%	NJ	4.8%
		MA	4.1%
Product Type			
2/28 ARM (LIBOR)	55.6%		
Fixed Rate	36.4%	**Occupancy Status**	
3/27 ARM (LIBOR)	7.6%	Primary Home	93.4%
Balloon	0.2%	Investment	5.6%
Other	0.2%	Second Home	1.0%

Collateral Characteristics - Group 3

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	73	$2,796,388.97	0.65%
50,000.01 - 100,000.00	537	40,057,764.05	9.32
100,000.01 - 150,000.00	295	36,274,194.94	8.44
150,000.01 - 200,000.00	131	22,319,637.65	5.20
200,000.01 - 250,000.00	65	14,493,315.43	3.37
250,000.01 - 300,000.00	38	10,452,001.15	2.43
300,000.01 - 350,000.00	197	65,988,682.24	15.36
350,000.01 - 400,000.00	216	81,124,892.79	18.88
400,000.01 - 450,000.00	120	51,229,045.28	11.92
450,000.01 - 500,000.00	97	46,768,955.52	10.89
500,000.01 - 550,000.00	34	17,991,295.48	4.19
550,000.01 - 600,000.00	25	14,463,368.05	3.37
600,000.01 - 650,000.00	19	11,909,822.39	2.77
650,000.01 - 700,000.00	6	4,047,153.71	0.94
700,000.01 - 750,000.00	6	4,396,818.00	1.02
800,000.01 - 850,000.00	1	823,575.40	0.19
850,000.01 - 900,000.00	4	3,514,516.16	0.82
900,000.01 - 950,000.00	1	950,000.00	0.22
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Minimum:	$11,778.96
Maximum:	$950,000.00
Weighted Average:	$230,349.29

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	9	$3,531,593.42	0.82%
5.501 - 6.000	72	29,187,540.89	6.79
6.001 - 6.500	122	45,509,871.92	10.59
6.501 - 7.000	217	82,842,198.00	19.28
7.001 - 7.500	166	56,958,143.31	13.26
7.501 - 8.000	217	57,716,635.97	13.43
8.001 - 8.500	259	48,491,287.60	11.29
8.501 - 9.000	288	45,020,573.69	10.48
9.001 - 9.500	182	25,351,662.78	5.90
9.501 - 10.000	126	13,922,984.24	3.24
10.001 - 10.500	76	8,801,271.74	2.05
10.501 - 11.000	58	5,116,180.50	1.19
11.001 - 11.500	26	2,981,127.73	0.69
11.501 - 12.000	24	2,493,392.59	0.58
12.001 - 12.500	3	172,450.00	0.04
12.501 - 13.000	10	774,077.75	0.18
13.001 - 13.500	3	201,916.85	0.05
13.501 - 14.000	6	509,021.40	0.12
14.251 >=	1	19,496.83	0.00
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Minimum: 5.250%
Maximum: 14.490%
Weighted Average: 7.719%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	64	$5,295,475.59	1.23%
181 - 240	14	1,308,240.56	0.30
301 - 360	1,787	422,997,711.06	98.46
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357.4

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	8	$577,540.41	0.13%
171 - 180	56	4,717,935.18	1.10
181 - 240	14	1,308,240.56	0.30
301 - 360	1,787	422,997,711.06	98.46
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Minimum: 168.0
Maximum: 360.0
Weighted Average: 356.4

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
20.001 - 30.000	4	$285,244.94	0.07%
30.001 - 40.000	8	912,581.02	0.21
40.001 - 50.000	27	3,953,196.37	0.92
50.001 - 60.000	43	10,268,032.96	2.39
60.001 - 70.000	162	35,830,120.26	8.34
70.001 - 80.000	564	151,187,695.22	35.19
80.001 - 90.000	660	155,666,424.08	36.24
90.001 - 100.000	397	71,498,132.36	16.64
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Minimum: 20.110%
Maximum: 100.000%
Non-Zero WA: 82.689%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	21	$2,439,118.56	0.57%
451 - 500	2	529,247.73	0.12
501 - 550	324	59,536,113.30	13.86
551 - 600	376	84,704,157.27	19.72
601 - 650	489	131,638,404.66	30.64
651 - 700	414	96,473,664.73	22.46
701 - 750	187	42,584,629.96	9.91
751 - 800	49	10,558,199.77	2.46
801 >=	3	1,137,891.23	0.26
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Non-Zero Minimum: 500
Maximum: 814
Non-Zero WA: 627

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	838	$197,071,612.89	45.87%
Purchase	781	178,084,139.80	41.45
Rate/Term Refinance	219	45,680,517.20	10.63
Debt Consolidation	21	8,147,671.44	1.90
Home Improvement	6	617,485.88	0.14
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	1,474	$325,094,211.38	75.67%
PUD	147	50,556,840.24	11.77
2-4 Family	138	33,963,625.42	7.91
Condo	84	17,977,171.18	4.18
Manufactured Housing	19	1,767,023.85	0.41
Townhouse	3	242,555.14	0.06
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	277	$98,119,691.28	22.84%
CA-N	200	71,066,089.19	16.54
NY	89	30,923,609.47	7.20
FL	147	24,366,547.63	5.67
NJ	69	20,790,065.41	4.84
MA	52	17,582,179.32	4.09
GA	143	16,650,038.97	3.88
IL	76	16,163,978.97	3.76
TX	92	14,627,106.21	3.40
VA	46	10,714,519.42	2.49
OH	99	10,343,738.78	2.41
MD	33	9,648,598.06	2.25
MI	47	8,175,063.56	1.90
AZ	43	6,466,156.64	1.51
PA	53	5,977,620.83	1.39
WA	23	4,912,149.45	1.14
CT	21	4,797,927.06	1.12
CO	22	4,745,339.67	1.10
MN	23	4,473,209.50	1.04
NV	18	4,277,539.85	1.00
HI	13	4,105,943.38	0.96
NC	25	3,596,942.46	0.84
TN	20	2,862,972.47	0.67
IN	36	2,818,963.12	0.66
MO	24	2,696,662.82	0.63
OR	11	2,327,388.39	0.54
SC	12	2,077,580.96	0.48
UT	7	2,052,446.72	0.48
DC	5	2,032,500.00	0.47
NH	8	1,768,472.95	0.41
Other	131	18,440,384.67	4.29
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	662	$132,769,026.18	30.91%
1% of Amt. Prepaid	9	2,366,699.19	0.55
1% of Orig. Bal.	3	672,673.59	0.16
1% of UPB	86	10,990,354.25	2.56
2 Mos. Int. on Amt. Prepaid	4	1,432,500.00	0.33
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	3	1,371,630.86	0.32
2 Mos. Int. on UPB	7	906,388.92	0.21
2 Mos. Int. on 80% of UPB	18	4,053,074.02	0.94
2% of Amt. Prepaid	4	1,168,800.00	0.27
2% of UPB	48	8,831,019.33	2.06
3 Mos. Int. on 80%	39	13,790,193.39	3.21
3 Mos. Int. on UPB	3	1,508,056.99	0.35
3% 2% 1% of UPB	8	1,086,212.71	0.25
3% of UPB	1	75,050.00	0.02
5% 4% 3% 2% 1% of UPB	6	566,941.70	0.13
5% 4% 3% of UPB	15	1,474,546.62	0.34
5% of UPB	31	6,139,329.52	1.43
6 Mos. Int. on Amt. Prepaid >80% Orig. Bal.	799	209,065,608.36	48.67
6 Mos. Int. on UPB	34	3,316,176.63	0.77
6 Mos. Int. on 80% of UPB	84	27,815,269.95	6.47
6% of UPB	1	201,875.00	0.05
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Documentation Type

	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	972	$223,685,067.88	52.07%
Stated	591	146,981,773.14	34.21
No Documentation	266	45,134,808.63	10.51
Limited	36	13,799,777.56	3.21
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	2	$668,416.47	0.25%
3.001 - 3.500	15	6,961,630.26	2.56
3.501 - 4.000	20	7,711,774.52	2.83
4.001 - 4.500	37	10,113,570.30	3.72
4.501 - 5.000	62	20,179,427.40	7.41
5.001 - 5.500	109	33,997,047.72	12.49
5.501 - 6.000	168	60,024,266.22	22.05
6.001 - 6.500	136	50,441,833.18	18.53
6.501 - 7.000	157	36,910,952.67	13.56
7.001 - 7.500	131	26,100,297.09	9.59
7.501 - 8.000	80	13,498,251.62	4.96
8.001 - 8.500	21	3,211,671.45	1.18
8.501 - 9.000	13	1,649,535.63	0.61
9.001 - 9.500	3	304,625.00	0.11
9.501 - 10.000	4	280,152.17	0.10
10.001 >=	2	133,233.56	0.05
Total:	**960**	**$272,186,685.26**	**100.00%**

Minimum:	2.750%
Maximum:	10.450%
Weighted Average:	6.044%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	14	$5,082,559.48	1.87%
1.500	2	710,073.40	0.26
2.000	182	74,027,622.92	27.20
3.000	762	192,366,429.46	70.67
Total:	**960**	**$272,186,685.26**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.687%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	924	$259,134,272.82	95.20%
1.500	28	9,527,663.97	3.50
2.000	7	3,103,091.77	1.14
3.000	1	421,656.70	0.15
Total:	**960**	**$272,186,685.26**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.032%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.501 - 11.000	1	$421,656.70	0.15%
11.001 - 11.500	7	2,015,309.06	0.74
11.501 - 12.000	31	12,862,398.25	4.73
12.001 - 12.500	55	19,099,448.48	7.02
12.501 - 13.000	118	46,344,723.85	17.03
13.001 - 13.500	125	43,874,254.46	16.12
13.501 - 14.000	164	52,702,479.19	19.36
14.001 - 14.500	111	30,589,248.30	11.24
14.501 - 15.000	121	27,776,365.98	10.20
15.001 - 15.500	87	16,714,181.32	6.14
15.501 - 16.000	69	11,440,074.07	4.20
16.001 - 16.500	39	5,135,541.95	1.89
16.501 - 17.000	22	2,532,054.52	0.93
17.001 - 17.500	3	235,460.46	0.09
17.501 - 18.000	5	289,881.30	0.11
18.001 - 18.500	1	111,800.00	0.04
19.501 >=	1	41,807.37	0.02
Total:	**960**	**$272,186,685.26**	**100.00%**

Minimum: 11.000%
Maximum: 19.880%
Weighted Average: 13.772%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	16	$6,149,642.54	2.26%
5.501 - 6.000	45	18,608,322.73	6.84
6.001 - 6.500	73	26,052,659.64	9.57
6.501 - 7.000	157	60,694,354.89	22.30
7.001 - 7.500	133	48,381,081.45	17.77
7.501 - 8.000	148	45,300,185.96	16.64
8.001 - 8.500	97	24,000,464.05	8.82
8.501 - 9.000	104	19,570,203.32	7.19
9.001 - 9.500	69	10,262,792.66	3.77
9.501 - 10.000	56	6,823,271.89	2.51
10.001 - 10.500	33	3,558,744.63	1.31
10.501 - 11.000	21	2,173,359.89	0.80
11.001 - 11.500	3	235,460.46	0.09
11.501 - 12.000	4	264,341.15	0.10
12.001 - 12.500	1	111,800.00	0.04
Total:	**960**	**$272,186,685.26**	**100.00%**

Minimum: 3.625%
Maximum: 12.250%
Weighted Average: 7.461%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-05	1	$111,664.55	0.04%
2003-09	1	96,358.61	0.04
2004-05	1	66,753.80	0.02
2004-07	1	41,807.37	0.02
2004-10	2	614,694.02	0.23
2004-11	3	894,596.43	0.33
2004-12	1	40,391.31	0.01
2005-01	2	486,324.92	0.18
2005-02	2	897,729.44	0.33
2005-03	2	971,169.60	0.36
2005-04	11	2,796,656.42	1.03
2005-05	13	4,861,766.52	1.79
2005-06	67	19,681,185.77	7.23
2005-07	356	134,495,281.34	49.41
2005-08	376	73,241,702.90	26.91
2006-01	1	337,974.35	0.12
2006-04	2	752,348.63	0.28
2006-05	3	858,634.96	0.32
2006-06	9	3,731,818.96	1.37
2006-07	50	17,838,390.33	6.55
2006-08	50	8,775,923.71	3.22
2018-07	2	284,861.32	0.10
2018-08	4	308,650.00	0.11
Total:	**960**	**$272,186,685.26**	**100.00%**

$1,624,080,000 Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC10
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($)[1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E[3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's)[4]
1-A1[5]	359,104,000	1M Libor	1.00	1-27	15.10%	TBD	9/25/2033	AAA/AAA/ Aaa
1-A2[5][6]	257,381,000	(6)	4.79	27-91	15.10%	(6)	9/25/2033	AAA/AAA/ Aaa
2-A[7]	406,587,000	(7)	2.52	1-91	15.10%	(7)	9/25/2033	AAA/AAA/ Aaa
3-A1[8]	211,751,000	1M Libor	1.00	1-27	15.10%	TBD	9/25/2033	AAA/AAA/ Aaa
3-A2[8][9]	156,203,000	(9)	4.81	27-91	15.10%	(9)	9/25/2033	AAA/AAA/ Aaa
A-IO[10]	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2005	AAA/AAA/ Aaa
A4[11]	50,347,000	1M Libor	5.05	40-91	12.00%	TBD	9/25/2033	AAA/AAA/NR
M1	89,324,000	1M Libor	5.01	38-91	6.50%	TBD	9/25/2033	AA/AA/NR
M2	40,602,000	1M Libor	4.99	37-91	4.00%	TBD	9/25/2033	A/A/NR
M3	16,241,000	1M Libor	4.90	37-91	3.00%	TBD	9/25/2033	A-/A-/NR
M4	16,241,000	1M Libor	4.62	37-81	2.00%	TBD	9/25/2033	BBB+/BBB+/NR
M5	12,181,000	1M Libor	4.09	37-65	1.25%	TBD	9/25/2033	BBB/BBB/NR
B	8,118,000	1M Libor	3.27	37-47	0.75%	TBD	9/25/2033	BBB-/BBB-/NR

To Maturity

Class	Approx. Size ($)[1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E[3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch/Moody's)[4]
1-A1[5]	359,104,000	1M Libor	1.00	1-27	15.10%	TBD	9/25/2033	AAA/AAA/ Aaa
1-A2[5][6]	257,381,000	(6)	5.32	27-186	15.10%	(6)	9/25/2033	AAA/AAA/ Aaa
2-A[7]	406,587,000	(7)	2.70	1-175	15.10%	(7)	9/25/2033	AAA/AAA/ Aaa
3-A1[8]	211,751,000	1M Libor	1.00	1-27	15.10%	TBD	9/25/2033	AAA/AAA/ Aaa
3-A2[8][9]	156,203,000	(9)	5.39	27-186	15.10%	(9)	9/25/2033	AAA/AAA/ Aaa
A-IO[10]	Notional	6.00%	N/A	N/A	N/A	N/A	3/25/2005	AAA/AAA/ Aaa
A4[11]	50,347,000	1M Libor	5.48	40-142	12.00%	TBD	9/25/2033	AAA/AAA/NR
M1	89,324,000	1M Libor	5.36	38-134	6.50%	TBD	9/25/2033	AA/AA/NR
M2	40,602,000	1M Libor	5.14	37-111	4.00%	TBD	9/25/2033	A/A/NR
M3	16,241,000	1M Libor	4.90	37-92	3.00%	TBD	9/25/2033	A-/A-/NR
M4	16,241,000	1M Libor	4.62	37-81	2.00%	TBD	9/25/2033	BBB+/BBB+/NR
M5	12,181,000	1M Libor	4.09	37-65	1.25%	TBD	9/25/2033	BBB/BBB/NR
B	8,118,000	1M Libor	3.27	37-47	0.75%	TBD	9/25/2033	BBB-/BBB-/NR

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR. Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.

(3) Initial Credit Enhancement includes overcollateralization has built to the target of 0.75%. There will be no upfront overcollateralization. .

(4) All Classes of Certificates will be rated by S&P and Fitch. The Class 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and A-IO will also be rated by Moody's.

(5) Class 1-A1 and Class 1-A2 are the Group 1 Senior Certificates.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A is the Group 2 Senior Certificate. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class 3-A1 and Class 3-A2 are the Group 3 Senior Certificates

(9) Class 3-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(10) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

(11) The Class A4 will be a Subordinate Senior Certificate.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

All Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order. All Group 2 principal will be paid to the Class 2-A Certificates, until reduced to zero. All Group 3 principal will be paid to the Class 3-A1 and Class 3-A2 Certificates, sequentially and in that order.

When the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and Class 1-A2 Certificates and in the case of Group 3 to be allocated sequentially to the Class 3-A1 and Class 3-A2 Certificates. When the Senior Certificates of all three groups have been reduced to zero, all principal will be allocated sequentially to the Class A4, M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date, and as long as a Trigger Event is not in effect:

Principal from each group will be paid to the related Senior Certificates, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of Group 3 to be paid to the Class 3-A1 and Class 3-A2 Certificates sequentially and in that order, until the aggregate targeted Senior Enhancement Percentage is reached. When the Senior Certificates of any Group have been reduced to zero, principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of Group 3 to be allocated to the Class 3-A1 and Class 3-A2 Certificates sequentially and in that order, until the aggregate targeted Senior Enhancement Percentage is reached. Principal will then be allocated sequentially to the Class A4, M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current pool balance, subject to a floor equal to approximately 0.75% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A1, 3-A1, A4, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rates for the Class 1-A2 Certificates, the Class 2-A Certificates and the Class 3-A2 Certificates for the first 24 Distribution Dates will each be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap (as defined herein). Beginning on September 25, 2005, the Class 1-A2, Class 2-A and Class 3-A2 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) their related Net Funds Cap (as defined herein) and beginning on the distribution date in October 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2 and Class 3-A2 Certificates will be calculated on a 30/360 basis. Interest for the Class 2-A Certificates for the first 24 Distribution dates will be calculated on a 30/360 basis and will be calculated on an actual/360 basis thereafter.

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A Certificates, the Class 3-A2 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on September 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees for all of Group 1, Group 2 and Group 3: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A1 and Class 1-A2 Certificates and the A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A Certificates and the A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class 3-A1 and 3-A2 Certificates and the A-IO(3) Component from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to the Class A4, M1, M2, M3, M4, M5 and B Certificates, sequentially;

(6) To pay the Credit Risk Manager Fee;

Interest Payment Priority (continued)

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the Overcollateralization Target;

(9) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A, Class 3-A1 and 3-A2 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement(1);

(10) To pay sequentially to Classes A4, M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement (1);

(11) To pay sequentially to Classes A4, M1, M2, M3, M4, M5 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received under the Interest Rate Cap Agreement will be allocated in clauses (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Amount will consist of three components, one from each Collateral Group.

The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount ($)	A-IO(2) Notional Amount ($)	A-IO(3) Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	129,559,147	85,447,440	77,328,413	292,335,000
7-12	86,372,765	56,964,960	51,552,275	194,890,000
13-18	64,779,352	42,723,574	38,664,074	146,167,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Interest will be paid to the Class A-IO Certificates from each Collateral Group. The A-IO(1) Component Notional Amount will be approximately 44% of the aggregate Class A-IO Notional Amount. The A-IO(2) Component Notional Amount will be approximately 29% of the aggregate Class A-IO Notional Amount. The A-IO(3) Component Notional Amount will be approximately 26% of the aggregate Class A-IO Notional Amount. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of [ ]%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	
3	
4	
5	
6	
7	
8	
9	
10	
11	
12	

Month	Approximate Notional Balance ($)
13	
14	
15	
16	
17	
18	
19	
20	
21	
22	
23	
24	

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 Certificates clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 2-A Certificates and the first 24 Distribution Dates clause (b) above will be equal to 1.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 3-A2 Certificates clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Insurance Fee Rate, in the case of anInsured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by Option One (33.19%), BNC (30.38%), People's Choice (7.96%), Fieldstone (7.37%), Finance America (7.27%) and Wells Fargo (3.77%) and as of the closing date will be serviced by Option One (63.55%), Ocwen (31.11%), Wells Fargo (3.77%) and Aurora Loan Services (1.56%).

Mortgage Insurance

Approximately 75.04% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian or Amerin. Approximately 98.87% of the insured loans are covered by the MGIC policy. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"), and the Class A4 Certificates. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A, 3-A1 and 3-A2 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class 1-A1, 3-A1 and A4 will double, the margins on Class 1-A2, Class 2-A and Class 3-A2 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates and the Class A4. Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A, 3-A1 and 3-A2) over Classes having a lower priority of distribution. Similarly, the Class A4 Certificates will be senior to the Class M and Class B Certificates, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes and the Class A4 will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to approximately 0.75% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Class A4 and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

1-A1 AAA/AAA/Aaa Libor Floater (Group 1)	**2-A** AAA/AAA/ Aaa Fixed - Floating (Group 2)	**3-A1** AAA/AAA/Aaa Libor Floater (Group 3)	**A-IO** AAA/AAA/Aaa 6.00% Interest Rate
1-A2 AAA/AAA/ Aaa Fixed-Floating (Group 1)		**3-A2** AAA/AAA/Aaa Fixed - Floating (Group 3)	

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes and Class A4 with Classes 1-A1, 1-A2, 2-A, 3-A1 and 3-A2

A4 AAA/AAA/NR Libor Floater
M1 AA/AA/ NR Libor Floater
M2 A/A/NR Libor Floater
M3 A-/A-/NR Libor Floater
M4 BBB+/BBB+/NR Libor Floater
M5 BBB/BBB/NR Libor Floater
B BBB-/BBB-/NR Libor Floater

Classes A4, M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC10
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: October 25, 2003
Cut-Off Date:	September 1, 2003
Statistical Calculation Date:	Between 6/1/03 and 6/30/03 with respect to 10.30% of the pool, between 7/17/03 and 7/31/03 with respect to 56.69% of the pool, and 8/28/03 with respect to 33.01% of the pool.
Expected Pricing Date:	September [ ], 2003
Closing Date:	September 26, 2003
Settlement Date:	September 26, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	September 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 3-A1, A4, M1, M2, M3, M4, M5 and B, and, beginning with the Accrual Period related to the 25th Distribution Date, the Class 2-A 30/360 on Class 1-A2, Class 3-A2 and Class A-IO, and, for the first 24 Accrual Periods, the Class 2-A
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 66.99% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. The remaining 33.01% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Trustee Fee:	0.00125% of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A and 3-A. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A4. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.03	1.36	1.00	0.78	0.64
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	3/25/2008	9/25/2006	11/25/2005	5/25/2005	1/25/2005
Class 1-A2					
Avg. Life (yrs)	9.63	6.54	4.79	3.59	2.66
Window (mos)	55-177	37-122	27-91	21-71	17-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class 2-A					
Avg. Life (yrs)	5.13	3.45	2.52	1.89	1.43
Window (mos)	1-177	1-122	1-91	1-71	1-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class 3-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	3/25/2008	8/25/2006	11/25/2005	5/25/2005	1/25/2005
Class 3-A2					
Avg. Life (yrs)	9.71	6.58	4.81	3.60	2.68
Window (mos)	55-177	36-122	27-91	21-71	17-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class A4					
Avg. Life (yrs)	9.76	6.61	5.05	4.41	4.39
Window (mos)	56-177	37-122	40-91	44-71	48-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class M1					
Avg. Life (yrs)	9.76	6.61	5.01	4.25	3.97
Window (mos)	56-177	37-122	38-91	40-71	41-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class M2					
Avg. Life (yrs)	9.76	6.61	4.99	4.15	3.74
Window (mos)	56-177	37-122	37-91	38-71	39-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class M3					
Avg. Life (yrs)	9.65	6.53	4.90	4.06	3.62
Window (mos)	56-177	37-122	37-91	38-71	38-57
Expected Final Mat.	5/25/2018	10/25/2013	3/25/2011	7/25/2009	5/25/2008
Class M4					
Avg. Life (yrs)	9.13	6.15	4.62	3.83	3.40
Window (mos)	56-161	37-110	37-81	37-63	38-51
Expected Final Mat.	1/25/2017	10/25/2012	5/25/2010	11/25/2008	11/25/2007
Class M5					
Avg. Life (yrs)	8.11	5.44	4.09	3.39	3.13
Window (mos)	56-131	37-89	37-65	37-51	37-41
Expected Final Mat.	7/25/2014	1/25/2011	1/25/2009	11/25/2007	1/25/2007
Class B					
Avg. Life (yrs)	6.21	4.14	3.27	3.08	3.08
Window (mos)	56-96	37-64	37-47	37-37	37-37
Expected Final Mat.	8/25/2011	12/25/2008	7/25/2007	9/25/2006	9/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.**

(2)

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.85	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	7/25/2006	7/25/2005	12/25/2004
Class 1-A2			
Avg. Life (yrs)	6.28	3.92	2.46
Window (mos)	35-118	23-76	16-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class 2-A			
Avg. Life (yrs)	3.41	2.14	1.39
Window (mos)	1-118	1-76	1-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class 3-A1			
Avg. Life (yrs)	1.29	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	7/25/2006	6/25/2005	12/25/2004
Class 3-A2			
Avg. Life (yrs)	6.27	3.90	2.45
Window (mos)	35-118	22-76	16-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class A4			
Avg. Life (yrs)	6.39	4.53	4.41
Window (mos)	37-118	42-76	50-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class M1			
Avg. Life (yrs)	6.39	4.43	3.95
Window (mos)	37-118	39-76	42-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class M2			
Avg. Life (yrs)	6.39	4.37	3.68
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class M3			
Avg. Life (yrs)	6.31	4.30	3.55
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	6/25/2013	12/25/2009	2/25/2008
Class M4			
Avg. Life (yrs)	5.95	4.04	3.34
Window (mos)	37-106	37-68	38-48
Expected Final Mat.	6/25/2012	4/25/2009	8/25/2007
Class M5			
Avg. Life (yrs)	5.26	3.58	3.12
Window (mos)	37-86	37-55	37-39
Expected Final Mat.	10/25/2010	3/25/2008	11/25/2006
Class B			
Avg. Life (yrs)	4.01	3.10	3.08
Window (mos)	37-62	37-40	37-37
Expected Final Mat.	10/25/2008	12/25/2006	9/25/2006

Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class 1-A1					
Avg. Life (yrs)	2.03	1.36	1.00	0.78	0.64
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	3/25/2008	9/25/2006	11/25/2005	5/25/2005	1/25/2005
Class 1-A2					
Avg. Life (yrs)	10.49	7.24	5.32	4.01	3.00
Window (mos)	55-312	37-243	27-186	21-146	17-118
Expected Final Mat.	8/25/2029	11/25/2023	2/25/2019	10/25/2015	6/25/2013
Class 2-A					
Avg. Life (yrs)	5.45	3.69	2.70	2.03	1.53
Window (mos)	1-307	1-232	1-175	1-135	1-106
Expected Final Mat.	3/25/2029	12/25/2022	3/25/2018	11/25/2014	6/25/2012
Class 3-A1					
Avg. Life (yrs)	2.04	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	3/25/2008	8/25/2006	11/25/2005	5/25/2005	1/25/2005
Class 3-A2					
Avg. Life (yrs)	10.66	7.33	5.39	4.06	3.05
Window (mos)	55-314	36-244	27-186	21-147	17-119
Expected Final Mat.	10/25/2029	12/25/2023	2/25/2019	11/25/2015	7/25/2013
Class A4					
Avg. Life (yrs)	10.51	7.19	5.48	4.74	4.66
Window (mos)	56-262	37-189	40-142	44-111	48-90
Expected Final Mat.	6/25/2025	5/25/2019	6/25/2015	11/25/2012	2/25/2011
Class M1					
Avg. Life (yrs)	10.38	7.08	5.36	4.52	4.19
Window (mos)	56-250	37-179	38-134	40-104	41-84
Expected Final Mat.	6/25/2024	7/25/2018	10/25/2014	4/25/2012	8/25/2010
Class M2					
Avg. Life (yrs)	10.05	6.83	5.14	4.27	3.83
Window (mos)	56-213	37-149	37-111	38-86	39-69
Expected Final Mat.	5/25/2021	1/25/2016	11/25/2012	10/25/2010	5/25/2009
Class M3					
Avg. Life (yrs)	9.65	6.53	4.90	4.06	3.62
Window (mos)	56-180	37-124	37-92	38-72	38-57
Expected Final Mat.	8/25/2018	12/25/2013	4/25/2011	8/25/2009	5/25/2008
Class M4					
Avg. Life (yrs)	9.13	6.15	4.62	3.83	3.40
Window (mos)	56-161	37-110	37-81	37-63	38-51
Expected Final Mat.	1/25/2017	10/25/2012	5/25/2010	11/25/2008	11/25/2007
Class M5					
Avg. Life (yrs)	8.11	5.44	4.09	3.39	3.13
Window (mos)	56-131	37-89	37-65	37-51	37-41
Expected Final Mat.	7/25/2014	1/25/2011	1/25/2009	11/25/2007	1/25/2007
Class B					
Avg. Life (yrs)	6.21	4.14	3.27	3.08	3.08
Window (mos)	56-96	37-64	37-47	37-37	37-37
Expected Final Mat.	8/25/2011	12/25/2008	7/25/2007	9/25/2006	9/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)	1.31	0.85	0.61
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	7/25/2006	7/25/2005	12/25/2004
Class 1-A2			
Avg. Life (yrs)	6.92	4.35	2.76
Window (mos)	35-233	23-156	16-111
Expected Final Mat.	1/25/2023	8/25/2016	11/25/2012
Class 2-A			
Avg. Life (yrs)	3.69	2.33	1.52
Window (mos)	1-236	1-157	1-112
Expected Final Mat.	4/25/2023	9/25/2016	12/25/2012
Class 3-A1			
Avg. Life (yrs)	1.29	0.84	0.60
Window (mos)	1-35	1-22	1-16
Expected Final Mat.	7/25/2006	6/25/2005	12/25/2004
Class 3-A2			
Avg. Life (yrs)	6.92	4.34	2.76
Window (mos)	35-236	22-157	16-112
Expected Final Mat.	4/25/2023	9/25/2016	12/25/2012
Class A4			
Avg. Life (yrs)	6.95	4.91	4.72
Window (mos)	37-183	42-120	50-85
Expected Final Mat.	11/25/2018	8/25/2013	9/25/2010
Class M1			
Avg. Life (yrs)	6.84	4.73	4.16
Window (mos)	37-172	39-113	42-80
Expected Final Mat.	12/25/2017	1/25/2013	4/25/2010
Class M2			
Avg. Life (yrs)	6.59	4.50	3.77
Window (mos)	37-144	38-93	39-66
Expected Final Mat.	8/25/2015	5/25/2011	2/25/2009
Class M3			
Avg. Life (yrs)	6.31	4.30	3.55
Window (mos)	37-120	38-78	39-55
Expected Final Mat.	8/25/2013	2/25/2010	3/25/2008
Class M4			
Avg. Life (yrs)	5.95	4.04	3.34
Window (mos)	37-106	37-68	38-48
Expected Final Mat.	6/25/2012	4/25/2009	8/25/2007
Class M5			
Avg. Life (yrs)	5.26	3.58	3.12
Window (mos)	37-86	37-55	37-39
Expected Final Mat.	10/25/2010	3/25/2008	11/25/2006
Class B			
Avg. Life (yrs)	4.01	3.10	3.08
Window (mos)	37-62	37-40	37-37
Expected Final Mat.	10/25/2008	12/25/2006	9/25/2006

Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.

A-IO Sensitivity Analysis (1)	
Price (%)	Yield (%)
6.314776%	3.960%
6.324775%	3.719%
6.334776%	3.478%
6.344776%	3.239%
6.354776%	3.000%
6.364776%	2.762%
6.374776%	2.525%
6.384776%	2.288%
6.394776%	2.053%
Mod. Dur.	0.658 (2)

(1) Shown at the Certificate pricing assumption as defined on page one. These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield. Assumed closing date of 8/26/03 and assumed first payment date of 9/25/03.

(2) Assumes a price of 6.354776% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31	9.17837	9.16205
2	N/A	N/A	32	8.28778	8.27347
3	N/A	N/A	33	8.56159	8.54726
4	N/A	N/A	34	8.28305	8.26961
5	N/A	N/A	35	8.95989	9.12307
6	N/A	N/A	36	8.97042	9.09166
7	N/A	N/A	37	8.96697	9.08877
8	N/A	N/A	38	9.26230	9.38871
9	N/A	N/A	39	8.96006	9.08294
10	N/A	N/A	40	9.25516	9.38270
11	N/A	N/A	41	9.28282	9.54015
12	N/A	N/A	42	9.53969	9.75266
13	N/A	N/A	43	10.55704	10.79364
14	N/A	N/A	44	9.53109	9.74553
15	N/A	N/A	45	9.84434	10.06671
16	N/A	N/A	46	9.52248	9.73843
17	N/A	N/A	47	10.15890	10.47722
18	N/A	N/A	48	9.85062	10.15996
19	N/A	N/A	49	9.79916	10.10831
20	N/A	N/A	50	10.12087	10.44121
21	N/A	N/A	51	9.78963	10.10049
22	N/A	N/A	52	10.11103	10.43315
23	N/A	N/A	53	9.83122	10.21687
24	N/A	N/A	54	9.84502	10.23586
25	7.85587	7.78070	55	10.51879	10.93748
26	8.11604	8.03866	56	9.83530	10.22782
27	7.85260	7.77799	57	10.15813	10.56461
28	8.11266	8.03585	58	9.82559	10.21983
29	8.13219	8.16424	59	10.18749	10.63399
30	8.37097	8.35699	60	9.85396	10.28694

(1) Based on 1 month Libor, 6 month Libor, 12 month Libor and 1 year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1. **Assumed closing date of 8/26/03 and assume first payment date of 9/25/03.**

SAIL 2003-BC10 Collateral Summary –Aggregate

Total Number of Loans	9,914	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,624,080,723	Yes	33.2%
Average Loan Principal Balance	$163,817	No	66.8%
Fixed Rate	28.3%		
Adjustable Rate	71.7%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	77.0%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.6%	Yes	75.0%
Weighted Average Margin	6.0%	No	25.0%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.0%	None	23.0%
Weighted Average Floor	7.6%	0.001-1.000	5.4%
Weighted Average Original Term (mo.)	356.0	1.001-2.000	47.7%
Weighted Average Remaining Term (mo.)	355.4	2.001-3.000	23.8%
Weighted Average Loan Age (mo.)	0.6	4.001-5.000	0.2%
Weighted Average Combined LTV	81.0%		
Non-Zero Weighted Average FICO	617	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.0%	(Other states account individually for less than	
% IO Loans	3.6%	4% of the Cut-off Date principal balance)	
		CA	34.7%
Lien Position		FL	6.6%
First	98.6%	NY	6.3%
Second	1.4%	IL	6.1%
		MA	4.6%
Product Type		TX	4.1%
2/28 ARM (LIBOR)	60.8%		
Fixed Rate	28.0%	**Occupancy Status**	
3/27 ARM (LIBOR)	10.7%	Primary Home	92.4%
Balloon	0.3%	Investment	6.6%
Other	0.3%	Second Home	1.0%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	653	$23,102,689.07	1.42%
50,000.01 - 100,000.00	2,456	186,151,949.55	11.46
100,000.01 - 150,000.00	2,315	288,573,312.63	17.77
150,000.01 - 200,000.00	1,680	292,123,597.47	17.99
200,000.01 - 250,000.00	1,099	245,981,798.20	15.15
250,000.01 - 300,000.00	711	195,012,072.03	12.01
300,000.01 - 350,000.00	425	137,719,785.89	8.48
350,000.01 - 400,000.00	251	94,286,599.98	5.81
400,000.01 - 450,000.00	128	54,625,959.81	3.36
450,000.01 - 500,000.00	98	47,245,955.52	2.91
500,000.01 - 550,000.00	34	17,991,295.48	1.11
550,000.01 - 600,000.00	27	15,623,821.90	0.96
600,000.01 - 650,000.00	19	11,909,822.39	0.73
650,000.01 - 700,000.00	6	4,047,153.71	0.25
700,000.01 - 750,000.00	6	4,396,818.00	0.27
800,000.01 - 850,000.00	1	823,575.40	0.05
850,000.01 - 900,000.00	4	3,514,516.16	0.22
900,000.01 - 950,000.00	1	950,000.00	0.06
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Minimum: $9,977.57
Maximum: $950,000.00
Average: $163,816.90

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	51	$11,713,086.40	0.72%
5.501 - 6.000	452	101,518,722.37	6.25
6.001 - 6.500	710	156,837,696.27	9.66
6.501 - 7.000	1,588	324,671,440.91	19.99
7.001 - 7.500	1,471	272,054,295.71	16.75
7.501 - 8.000	1,763	290,955,020.70	17.92
8.001 - 8.500	1,087	162,066,512.67	9.98
8.501 - 9.000	1,089	145,864,817.60	8.98
9.001 - 9.500	530	62,675,275.62	3.86
9.501 - 10.000	424	41,504,270.17	2.56
10.001 - 10.500	266	23,498,309.44	1.45
10.501 - 11.000	184	13,226,645.82	0.81
11.001 - 11.500	100	7,133,981.16	0.44
11.501 - 12.000	77	5,184,305.40	0.32
12.001 - 12.500	35	1,542,392.49	0.09
12.501 - 13.000	29	1,707,751.19	0.11
13.001 - 13.500	21	701,811.82	0.04
13.501 - 14.000	29	1,098,317.48	0.07
14.001 - 14.250	3	35,197.12	0.00
14.251 >=	5	90,872.85	0.01
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Minimum: 4.875%
Maximum: 14.750%
Weighted Average: 7.608%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	5	$298,729.65	0.02%
171 - 180	409	29,291,027.64	1.80
181 - 240	105	9,902,759.00	0.61
241 - 300	1	235,073.17	0.01
301 - 360	9,394	1,584,353,133.73	97.55
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 356.0

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	25	$1,545,451.34	0.10%
171 - 180	389	28,044,305.95	1.73
181 - 240	105	9,902,759.00	0.61
241 - 300	1	235,073.17	0.01
301 - 360	9,394	1,584,353,133.73	97.55
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 355.4

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	7	$404,125.67	0.02%
20.001 - 30.000	31	2,417,180.19	0.15
30.001 - 40.000	84	9,296,397.39	0.57
40.001 - 50.000	184	23,813,768.69	1.47
50.001 - 60.000	368	55,146,791.48	3.40
60.001 - 70.000	991	159,519,645.84	9.82
70.001 - 80.000	3,687	633,972,676.77	39.04
80.001 - 90.000	2,876	506,824,792.21	31.21
90.001 - 100.000	1,686	232,685,344.95	14.33
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Minimum: 14.080%
Maximum: 100.000%
Non-Zero WA: 81.020%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	65	$7,902,752.75	0.49%
451 - 500	18	3,134,952.71	0.19
501 - 550	1,881	290,443,921.59	17.88
551 - 600	2,294	367,008,452.31	22.60
601 - 650	2,836	469,055,971.01	28.88
651 - 700	1,808	310,071,208.44	19.09
701 - 750	782	137,841,045.69	8.49
751 - 800	219	36,336,260.93	2.24
801 >=	11	2,286,157.76	0.14
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Non-Zero Minimum: 500
Maximum: 821
Non-Zero WA: 617

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	4,886	$831,293,996.33	51.19%
Purchase	3,813	593,268,018.47	36.53
Rate/Term Refinance	1,064	173,706,611.14	10.70
Debt Consolidation	131	23,968,624.62	1.48
Home Improvement	20	1,843,472.63	0.11
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	7,395	$1,184,088,228.46	72.91%
PUD	880	163,891,154.43	10.09
2-4 Family	815	159,173,514.51	9.80
Condo	724	107,157,617.16	6.60
Manufactured Housing	80	7,451,902.91	0.46
Townhouse	15	1,975,904.72	0.12
Row House	5	342,401.00	0.02
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,715	$371,881,032.36	22.90%
CA-N	852	192,405,189.34	11.85
FL	871	107,370,923.28	6.61
NY	449	101,635,491.19	6.26
IL	649	99,107,414.96	6.10
MA	342	74,213,345.08	4.57
TX	599	66,934,961.02	4.12
NJ	298	60,821,679.94	3.74
MI	349	41,200,488.23	2.54
CO	262	40,617,259.58	2.50
HI	170	39,037,479.78	2.40
AZ	258	33,168,233.22	2.04
MD	167	29,849,639.14	1.84
WA	193	29,729,087.90	1.83
VA	167	29,514,305.44	1.82
NV	194	26,365,628.20	1.62
OH	270	26,284,464.54	1.62
PA	225	24,870,308.34	1.53
CT	153	23,778,872.00	1.46
MN	116	17,412,641.57	1.07
GA	143	16,650,038.97	1.03
NC	146	16,129,512.59	0.99
RI	95	14,608,146.75	0.90
MO	145	13,940,183.97	0.86
OR	92	12,723,429.83	0.78
UT	80	12,502,249.41	0.77
IN	135	11,983,231.66	0.74
WI	83	9,240,450.81	0.57
NH	49	7,920,275.42	0.49
TN	82	7,900,855.19	0.49
Other	565	64,283,903.48	3.96
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	2,381	$373,397,096.90	22.99%
1% of Amount Prepaid	127	15,400,488.56	0.95
1% of Orig. Bal.	18	1,759,111.48	0.11
1% of UPB	306	36,060,454.11	2.22
2 Mos. Int. on Amt. Prepaid	21	4,358,700.00	0.27
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	19	3,495,445.59	0.22
2 Mos. Int. on UPB	30	3,707,181.70	0.23
2 Mos. Int. on 80% of UPB	86	13,765,489.36	0.85
2% 1% of UPB	23	2,687,552.32	0.17
2% of Amt. Prepaid	15	2,928,214.78	0.18
2% of UPB	296	42,210,942.63	2.60
3 Mos. Int. on 80%	259	55,924,936.67	3.44
3 Mos. Int. on UPB	44	10,414,860.01	0.64
3% 2% 1% of UPB	34	3,628,301.62	0.22
3% of UPB	12	1,031,581.18	0.06
5% 3% of UPB	9	892,086.61	0.05
5% 4% 3% 2% 1% of UPB	7	639,852.56	0.04
5% 4% 3% of UPB	37	2,576,048.89	0.16
5% of UPB	275	34,862,439.70	2.15
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	5,167	883,578,185.72	54.40
6 Mos. Int. on UPB	102	10,690,553.49	0.66
6 Mos. Int. on 80% of UPB	642	119,303,401.48	7.35
6% of UPB	4	767,797.83	0.05
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	5,870	$922,203,240.66	56.78%
Stated	3,386	584,604,095.28	36.00
No Documentation	431	67,759,539.82	4.17
Limited	220	48,473,436.23	2.98
No Ratio	7	1,040,411.20	0.06
Total:	**9,914**	**$1,624,080,723.19**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	7	$1,440,311.71	0.12%
3.001 - 3.500	59	14,469,832.82	1.24
3.501 - 4.000	155	30,110,170.82	2.58
4.001 - 4.500	266	49,066,362.71	4.21
4.501 - 5.000	616	107,493,266.83	9.23
5.001 - 5.500	878	161,384,476.45	13.85
5.501 - 6.000	1,298	238,469,015.99	20.47
6.001 - 6.500	1,167	211,117,682.49	18.12
6.501 - 7.000	921	160,095,475.57	13.74
7.001 - 7.500	689	111,599,719.75	9.58
7.501 - 8.000	323	49,208,310.79	4.22
8.001 - 8.500	122	16,427,237.89	1.41
8.501 - 9.000	75	8,197,528.87	0.70
9.001 - 9.500	24	2,787,044.58	0.24
9.501 - 10.000	16	1,710,869.30	0.15
10.001 >=	15	1,558,935.27	0.13
Total:	**6,631**	**$1,165,136,241.84**	**100.00%**

Minimum:	1.750%
Maximum:	11.270%
Weighted Average:	6.050%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	70	$15,164,888.10	1.30%
1.500	7	1,479,578.34	0.13
2.000	2,188	408,493,038.05	35.06
3.000	4,366	739,998,737.35	63.51
Total:	**6,631**	**$1,165,136,241.84**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Non-Zero Weighted Average: 2.621%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6,332	$1,111,927,971.31	95.43%
1.500	256	44,093,013.58	3.78
2.000	40	8,321,675.25	0.71
3.000	1	421,656.70	0.04
6.000	2	371,925.00	0.03
Total:	**6,631**	**$1,165,136,241.84**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Non-Zero Weighted Average: 1.028%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.501 - 11.000	4	$897,360.74	0.08%
11.001 - 11.500	40	8,512,582.04	0.73
11.501 - 12.000	180	43,170,527.08	3.71
12.001 - 12.500	321	70,771,403.92	6.07
12.501 - 13.000	704	153,170,602.96	13.15
13.001 - 13.500	859	168,074,782.73	14.43
13.501 - 14.000	1,223	225,488,634.44	19.35
14.001 - 14.500	865	148,916,127.45	12.78
14.501 - 15.000	963	152,965,005.56	13.13
15.001 - 15.500	525	75,825,315.87	6.51
15.501 - 16.000	453	60,606,838.52	5.20
16.001 - 16.500	212	26,596,070.33	2.28
16.501 - 17.000	154	17,740,982.55	1.52
17.001 - 17.500	67	6,773,778.93	0.58
17.501 - 18.000	38	3,471,753.45	0.30
18.001 - 18.500	11	1,169,100.00	0.10
18.501 - 19.000	7	674,316.96	0.06
19.001 - 19.500	4	269,250.94	0.02
19.501 >=	1	41,807.37	0.00
Total:	**6,631**	**$1,165,136,241.84**	**100.00%**

Minimum: 10.875%
Maximum: 19.880%
Weighted Average: 13.979%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	55	$13,906,989.56	1.19%
5.501 - 6.000	268	63,786,983.46	5.47
6.001 - 6.500	488	104,647,430.93	8.98
6.501 - 7.000	1,047	223,951,827.91	19.22
7.001 - 7.500	1,109	214,127,458.51	18.38
7.501 - 8.000	1,303	227,453,460.52	19.52
8.001 - 8.500	800	121,660,832.08	10.44
8.501 - 9.000	758	104,208,789.15	8.94
9.001 - 9.500	332	41,097,839.59	3.53
9.501 - 10.000	252	28,682,917.88	2.46
10.001 - 10.500	119	12,667,583.41	1.09
10.501 - 11.000	66	6,207,186.23	0.53
11.001 - 11.500	18	1,401,470.69	0.12
11.501 - 12.000	9	750,753.32	0.06
12.001 - 12.500	5	381,050.94	0.03
12.501 - 13.000	2	203,667.66	0.02
Total:	**6,631**	**$1,165,136,241.84**	**100.00%**

Minimum: 3.625%
Maximum: 12.800%
Weighted Average: 7.564%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003	6	$603,827.88	0.05%
2004-04	1	299,183.13	0.03
2004-05	1	66,753.80	0.01
2004-07	10	833,620.68	0.07
2004-08	2	319,432.62	0.03
2004-09	2	511,661.71	0.04
2004-10	9	1,541,110.07	0.13
2004-11	13	2,060,933.77	0.18
2004-12	17	2,237,455.32	0.19
2005-01	22	3,448,071.58	0.30
2005-02	36	5,358,789.69	0.46
2005-03	73	10,330,893.77	0.89
2005-04	168	23,342,711.62	2.00
2005-05	76	14,290,442.23	1.23
2005-06	577	97,303,965.97	8.35
2005-07	3,002	571,098,067.51	49.02
2005-08	1,571	254,829,537.43	21.87
2005-09	2	277,050.00	0.02
2005-10	1	51,108.03	0.00
2005-11	2	256,011.45	0.02
2005-12	1	165,548.79	0.01
2006-01	4	845,612.89	0.07
2006-02	3	375,386.98	0.03
2006-03	2	139,766.40	0.01
2006-04	10	1,558,787.58	0.13
2006-05	12	2,148,762.89	0.18
2006-06	60	12,551,355.76	1.08
2006-07	691	120,136,436.45	10.31
2006-08	236	35,155,170.53	3.02
2008	5	1,179,102.73	0.10
2018	16	1,819,682.58	0.16
Total:	**6,631**	**$1,165,136,241.84**	**100.00%**

SAIL 2003-BC10 Collateral Summary – Group 3

Total Number of Loans	1,865	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$429,601,427	Yes	32.9%
Average Loan Principal Balance	$230,349	No	67.2%
Fixed Rate	36.6%		
Adjustable Rate	63.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	69.1%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.7%	Yes	63.7%
Weighted Average Margin	6.0%	No	36.3%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.8%	None	30.9%
Weighted Average Floor	7.5%	0.001-1.000	5.7%
Weighted Average Original Term (mo.)	357.4	1.001-2.000	41.3%
Weighted Average Remaining Term (mo.)	356.4	2.001-3.000	21.2%
Weighted Average Loan Age (mo.)	1.0	4.001-5.000	0.8%
Weighted Average Combined LTV	82.7%		
Non-Zero Weighted Average FICO	627	**Geographic Distribution**	
Non-Zero Weighted Average DTI	41.0%	*(Other states account individually for less than*	
% IO Loans	4.5%	4% of the Cut-off Date principal balance)	
		CA	39.4%
Lien Position		NY	7.2%
First	98.6%	FL	5.7%
Second	1.4%	NJ	4.8%
		MA	4.1%
Product Type			
2/28 ARM (LIBOR)	55.6%		
Fixed Rate	36.4%	**Occupancy Status**	
3/27 ARM (LIBOR)	7.6%	Primary Home	93.4%
Balloon	0.2%	Investment	5.6%
Other	0.2%	Second Home	1.0%

Collateral Characteristics - Group 3

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	73	$2,796,388.97	0.65%
50,000.01 - 100,000.00	537	40,057,764.05	9.32
100,000.01 - 150,000.00	295	36,274,194.94	8.44
150,000.01 - 200,000.00	131	22,319,637.65	5.20
200,000.01 - 250,000.00	65	14,493,315.43	3.37
250,000.01 - 300,000.00	38	10,452,001.15	2.43
300,000.01 - 350,000.00	197	65,988,682.24	15.36
350,000.01 - 400,000.00	216	81,124,892.79	18.88
400,000.01 - 450,000.00	120	51,229,045.28	11.92
450,000.01 - 500,000.00	97	46,768,955.52	10.89
500,000.01 - 550,000.00	34	17,991,295.48	4.19
550,000.01 - 600,000.00	25	14,463,368.05	3.37
600,000.01 - 650,000.00	19	11,909,822.39	2.77
650,000.01 - 700,000.00	6	4,047,153.71	0.94
700,000.01 - 750,000.00	6	4,396,818.00	1.02
800,000.01 - 850,000.00	1	823,575.40	0.19
850,000.01 - 900,000.00	4	3,514,516.16	0.82
900,000.01 - 950,000.00	1	950,000.00	0.22
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Minimum: $11,778.96
Maximum: $950,000.00
Weighted Average: $230,349.29

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	9	$3,531,593.42	0.82%
5.501 - 6.000	72	29,187,540.89	6.79
6.001 - 6.500	122	45,509,871.92	10.59
6.501 - 7.000	217	82,842,198.00	19.28
7.001 - 7.500	166	56,958,143.31	13.26
7.501 - 8.000	217	57,716,635.97	13.43
8.001 - 8.500	259	48,491,287.60	11.29
8.501 - 9.000	288	45,020,573.69	10.48
9.001 - 9.500	182	25,351,662.78	5.90
9.501 - 10.000	126	13,922,984.24	3.24
10.001 - 10.500	76	8,801,271.74	2.05
10.501 - 11.000	58	5,116,180.50	1.19
11.001 - 11.500	26	2,981,127.73	0.69
11.501 - 12.000	24	2,493,392.59	0.58
12.001 - 12.500	3	172,450.00	0.04
12.501 - 13.000	10	774,077.75	0.18
13.001 - 13.500	3	201,916.85	0.05
13.501 - 14.000	6	509,021.40	0.12
14.251 >=	1	19,496.83	0.00
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Minimum:	5.250%
Maximum:	14.490%
Weighted Average:	7.719%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	64	$5,295,475.59	1.23%
181 - 240	14	1,308,240.56	0.30
301 - 360	1,787	422,997,711.06	98.46
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357.4

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	8	$577,540.41	0.13%
171 - 180	56	4,717,935.18	1.10
181 - 240	14	1,308,240.56	0.30
301 - 360	1,787	422,997,711.06	98.46
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Minimum: 168.0
Maximum: 360.0
Weighted Average: 356.4

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
20.001 - 30.000	4	$285,244.94	0.07%
30.001 - 40.000	8	912,581.02	0.21
40.001 - 50.000	27	3,953,196.37	0.92
50.001 - 60.000	43	10,268,032.96	2.39
60.001 - 70.000	162	35,830,120.26	8.34
70.001 - 80.000	564	151,187,695.22	35.19
80.001 - 90.000	660	155,666,424.08	36.24
90.001 - 100.000	397	71,498,132.36	16.64
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Minimum:	20.110%
Maximum:	100.000%
Non-Zero WA:	82.689%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	21	$2,439,118.56	0.57%
451 - 500	2	529,247.73	0.12
501 - 550	324	59,536,113.30	13.86
551 - 600	376	84,704,157.27	19.72
601 - 650	489	131,638,404.66	30.64
651 - 700	414	96,473,664.73	22.46
701 - 750	187	42,584,629.96	9.91
751 - 800	49	10,558,199.77	2.46
801 >=	3	1,137,891.23	0.26
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Non-Zero Minimum:	500
Maximum:	814
Non-Zero WA:	627

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	838	$197,071,612.89	45.87%
Purchase	781	178,084,139.80	41.45
Rate/Term Refinance	219	45,680,517.20	10.63
Debt Consolidation	21	8,147,671.44	1.90
Home Improvement	6	617,485.88	0.14
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	1,474	$325,094,211.38	75.67%
PUD	147	50,556,840.24	11.77
2-4 Family	138	33,963,625.42	7.91
Condo	84	17,977,171.18	4.18
Manufactured Housing	19	1,767,023.85	0.41
Townhouse	3	242,555.14	0.06
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	277	$98,119,691.28	22.84%
CA-N	200	71,066,089.19	16.54
NY	89	30,923,609.47	7.20
FL	147	24,366,547.63	5.67
NJ	69	20,790,065.41	4.84
MA	52	17,582,179.32	4.09
GA	143	16,650,038.97	3.88
IL	76	16,163,978.97	3.76
TX	92	14,627,106.21	3.40
VA	46	10,714,519.42	2.49
OH	99	10,343,738.78	2.41
MD	33	9,648,598.06	2.25
MI	47	8,175,063.56	1.90
AZ	43	6,466,156.64	1.51
PA	53	5,977,620.83	1.39
WA	23	4,912,149.45	1.14
CT	21	4,797,927.06	1.12
CO	22	4,745,339.67	1.10
MN	23	4,473,209.50	1.04
NV	18	4,277,539.85	1.00
HI	13	4,105,943.38	0.96
NC	25	3,596,942.46	0.84
TN	20	2,862,972.47	0.67
IN	36	2,818,963.12	0.66
MO	24	2,696,662.82	0.63
OR	11	2,327,388.39	0.54
SC	12	2,077,580.96	0.48
UT	7	2,052,446.72	0.48
DC	5	2,032,500.00	0.47
NH	8	1,768,472.95	0.41
Other	131	18,440,384.67	4.29
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	662	$132,769,026.18	30.91%
1% of Amt. Prepaid	9	2,366,699.19	0.55
1% of Orig. Bal.	3	672,673.59	0.16
1% of UPB	86	10,990,354.25	2.56
2 Mos. Int. on Amt. Prepaid	4	1,432,500.00	0.33
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	3	1,371,630.86	0.32
2 Mos. Int. on UPB	7	906,388.92	0.21
2 Mos. Int. on 80% of UPB	18	4,053,074.02	0.94
2% of Amt. Prepaid	4	1,168,800.00	0.27
2% of UPB	48	8,831,019.33	2.06
3 Mos. Int. on 80%	39	13,790,193.39	3.21
3 Mos. Int. on UPB	3	1,508,056.99	0.35
3% 2% 1% of UPB	8	1,086,212.71	0.25
3% of UPB	1	75,050.00	0.02
5% 4% 3% 2% 1% of UPB	6	566,941.70	0.13
5% 4% 3% of UPB	15	1,474,546.62	0.34
5% of UPB	31	6,139,329.52	1.43
6 Mos. Int. on Amt. Prepaid >80% Orig. Bal.	799	209,065,608.36	48.67
6 Mos. Int. on UPB	34	3,316,176.63	0.77
6 Mos. Int. on 80% of UPB	84	27,815,269.95	6.47
6% of UPB	1	201,875.00	0.05
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	972	$223,685,067.88	52.07%
Stated	591	146,981,773.14	34.21
No Documentation	266	45,134,808.63	10.51
Limited	36	13,799,777.56	3.21
Total:	**1,865**	**$429,601,427.21**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	2	$668,416.47	0.25%
3.001 - 3.500	15	6,961,630.26	2.56
3.501 - 4.000	20	7,711,774.52	2.83
4.001 - 4.500	37	10,113,570.30	3.72
4.501 - 5.000	62	20,179,427.40	7.41
5.001 - 5.500	109	33,997,047.72	12.49
5.501 - 6.000	168	60,024,266.22	22.05
6.001 - 6.500	136	50,441,833.18	18.53
6.501 - 7.000	157	36,910,952.67	13.56
7.001 - 7.500	131	26,100,297.09	9.59
7.501 - 8.000	80	13,498,251.62	4.96
8.001 - 8.500	21	3,211,671.45	1.18
8.501 - 9.000	13	1,649,535.63	0.61
9.001 - 9.500	3	304,625.00	0.11
9.501 - 10.000	4	280,152.17	0.10
10.001 >=	2	133,233.56	0.05
Total:	**960**	**$272,186,685.26**	**100.00%**

Minimum: 2.750%
Maximum: 10.450%
Weighted Average: 6.044%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	14	$5,082,559.48	1.87%
1.500	2	710,073.40	0.26
2.000	182	74,027,622.92	27.20
3.000	762	192,366,429.46	70.67
Total:	**960**	**$272,186,685.26**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.687%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	924	$259,134,272.82	95.20%
1.500	28	9,527,663.97	3.50
2.000	7	3,103,091.77	1.14
3.000	1	421,656.70	0.15
Total:	**960**	**$272,186,685.26**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.032%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.501 - 11.000	1	$421,656.70	0.15%
11.001 - 11.500	7	2,015,309.06	0.74
11.501 - 12.000	31	12,862,398.25	4.73
12.001 - 12.500	55	19,099,448.48	7.02
12.501 - 13.000	118	46,344,723.85	17.03
13.001 - 13.500	125	43,874,254.46	16.12
13.501 - 14.000	164	52,702,479.19	19.36
14.001 - 14.500	111	30,589,248.30	11.24
14.501 - 15.000	121	27,776,365.98	10.20
15.001 - 15.500	87	16,714,181.32	6.14
15.501 - 16.000	69	11,440,074.07	4.20
16.001 - 16.500	39	5,135,541.95	1.89
16.501 - 17.000	22	2,532,054.52	0.93
17.001 - 17.500	3	235,460.46	0.09
17.501 - 18.000	5	289,881.30	0.11
18.001 - 18.500	1	111,800.00	0.04
19.501 >=	1	41,807.37	0.02
Total:	**960**	**$272,186,685.26**	**100.00%**

Minimum:	11.000%
Maximum:	19.880%
Weighted Average:	13.772%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	16	$6,149,642.54	2.26%
5.501 - 6.000	45	18,608,322.73	6.84
6.001 - 6.500	73	26,052,659.64	9.57
6.501 - 7.000	157	60,694,354.89	22.30
7.001 - 7.500	133	48,381,081.45	17.77
7.501 - 8.000	148	45,300,185.96	16.64
8.001 - 8.500	97	24,000,464.05	8.82
8.501 - 9.000	104	19,570,203.32	7.19
9.001 - 9.500	69	10,262,792.66	3.77
9.501 - 10.000	56	6,823,271.89	2.51
10.001 - 10.500	33	3,558,744.63	1.31
10.501 - 11.000	21	2,173,359.89	0.80
11.001 - 11.500	3	235,460.46	0.09
11.501 - 12.000	4	264,341.15	0.10
12.001 - 12.500	1	111,800.00	0.04
Total:	**960**	**$272,186,685.26**	**100.00%**

Minimum: 3.625%
Maximum: 12.250%
Weighted Average: 7.461%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-05	1	$111,664.55	0.04%
2003-09	1	96,358.61	0.04
2004-05	1	66,753.80	0.02
2004-07	1	41,807.37	0.02
2004-10	2	614,694.02	0.23
2004-11	3	894,596.43	0.33
2004-12	1	40,391.31	0.01
2005-01	2	486,324.92	0.18
2005-02	2	897,729.44	0.33
2005-03	2	971,169.60	0.36
2005-04	11	2,796,656.42	1.03
2005-05	13	4,861,766.52	1.79
2005-06	67	19,681,185.77	7.23
2005-07	356	134,495,281.34	49.41
2005-08	376	73,241,702.90	26.91
2006-01	1	337,974.35	0.12
2006-04	2	752,348.63	0.28
2006-05	3	858,634.96	0.32
2006-06	9	3,731,818.96	1.37
2006-07	50	17,838,390.33	6.55
2006-08	50	8,775,923.71	3.22
2018-07	2	284,861.32	0.10
2018-08	4	308,650.00	0.11
Total:	**960**	**$272,186,685.26**	**100.00%**

$[ ] Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC10
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(4)
1-A1(5)		1M Libor				TBD		
1-A2(5) (6)		(6)				(6)		
2-A (7)		(7)				(7)		
3-A1(8)		1M Libor				TBD		
3-A2(8)		1M Libor				TBD		
3-A3(8)		1M Libor				TBD		
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A		
M1		1M Libor				TBD		
M2		1M Libor				TBD		
M3		1M Libor				TBD		
M4		1M Libor				TBD		
M5		1M Libor				TBD		
B		1M Libor				TBD		

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P/Fitch)(4)
1-A1(5)		1M Libor				TBD		
1-A2(5) (6)		(6)				(6)		
2-A (7)		(7)				(7)		
3-A1(8)		1M Libor				TBD		
3-A2(8)		1M Libor				TBD		
3-A3(8)		1M Libor				TBD		
A-IO (9)	Notional	6.00%	N/A	N/A	N/A	N/A		
M1		1M Libor				TBD		
M2		1M Libor				TBD		
M3		1M Libor				TBD		
M4		1M Libor				TBD		
M5		1M Libor				TBD		
B		1M Libor				TBD		

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rat e Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately [ ]%.

(4) All Classes of Certificates except the Class B will be rated by [Moody's, S&P and Fitch]

(5) Class 1-A1 and Class 1-A2 are the Group 1 Senior Certificates.

(6) Class 1-A2 will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(7) Class 2-A is the Group 2 Senior Certificate. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month Libor plus a margin. This margin may be increased if the 10% call is not exercised, as described herein.

(8) Class 3-A1, Class 3-A2 and Class 3-A3 are the Group 3 Senior Certificates

(9) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, and whenever a Trigger Event is in effect:

All Group 1 principal will be paid to the Class 1-A1 and Class 1-A2 Certificates, sequentially and in that order. All Group 2 principal will be paid to the Class 2-A Certificates, until reduced to zero. All Group 3 principal will be paid to the Group 3 Senior Certificates, to be allocated proportionately based on the aggregate balance of the Class 3-A1 and Class 3-A2 Certificates and the balance of the 3-A3 Certificates, in the case of the Class 3-A1 and Class 3-A2 Certificates to be paid sequentially and in that order.

When the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and Class 1-A2 Certificates and in the case of the Group 3 Certificates , to be allocated proportionately based on the aggregate balance of the Class 3-A1 and Class 3-A2 Certificates and the balance of the 3-A3 Certificates, in the case of the Class 3-A1 and Class 3-A2 Certificates to be paid sequentially and in that order. When the Senior Certificates of all three groups have been reduced to zero, all principal will be allocated sequentially to the Class M1, M2, M3, M4, M5 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date, and as long as a Trigger Event is not in effect:

Principal from each group will be paid to the related Senior Certificates, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of the Group 3 Certificates, to be allocated proportionately based on the aggregate balance of the Class 3-A1 and Class 3-A2 Certificates and the balance of the 3-A3 Certificates, in the case of the Class 3-A1 and Class 3-A2 Certificates to be paid sequentially and in that order, until the aggregate targeted Senior Enhancement Percentage is reached. When the Senior Certificates of any Group have been reduced to zero, principal from that group will be allocated *pro rata* to the Senior Certificates of the other two groups, in the case of Group 1 to be allocated sequentially to the Class 1-A1 and 1-A2 Certificates and in the case of the Group 3 Certificates, to be allocated proportionately based on the aggregate balance of the Class 3-A1 and Class 3-A2 Certificates and the balance of the 3-A3 Certificates, in the case of the Class 3-A1 and Class 3-A2 Certificates to be paid sequentially and in that order, until the aggregate targeted Senior Enhancement Percentage is reached. Principal will then be allocated sequentially to the M1, M2, M3, M4, M5 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current pool balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A1, 3-A1, 3-A2, 3-A3, M1, M2, M3, M4, M5 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rates for the Class 1-A2 Certificates and the Class 2-A Certificates for the first 24 Distribution Dates will each be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap (as defined herein). Beginning on September 25, 2005, the Class 1-A2 and Class 2-A Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) their related Net Funds Cap (as defined herein) and beginning on the distribution date in October 2005 will receive interest based on this new floating rate. Interest for the Class 1-A2 Certificates will be calculated on a 30/360 basis. [Interest for the Class 2-A Certificates for the first 24 Distribution dates will be calculated on a 30/360 basis and will be calculated on an actual/360 basis thereafter.]

The "Accrual Period" for any Class of LIBOR Certificates, the Class 1-A2 Certificates, the Class 2-A Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on September 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees for all of Group 1, Group 2 and Group 3: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A1 and Class 1-A2 Certificates and the A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A Certificates and the A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class 3-A1, 3-A2, 3-A3, Certificates and the A-IO(3) Component from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to the Class M1, M2, M3, M4, M5 and B Certificates, sequentially;

(6) To pay the Credit Risk Manager Fee;

Interest Payment Priority (continued)

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the Overcollateralization Target;

(9) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A, Class 3-A1, 3-A2 and 3-A3 Certificates any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement[1];

(11) To pay sequentially to Classes M1, M2, M3, M4, M5 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received under the Interest Rate Cap Agreement will be allocated in clauses (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Class A-IO Notional Amount will consist of three components, one from each Collateral Group.

The A-IO Component Notional Amount for each Collateral Group will be the lesser of the beginning period Collateral Group balance and the following schedule:

Distribution Dates	A-IO(1) Notional Amount ($)	A-IO(2) Notional Amount ($)	A-IO(3) Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6				
7-12				
13-18				

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Interest will be paid to the Class A-IO Certificates from all of Collateral Groups 1, 2 and 3. The A-IO(1) Component Notional Amount will be approximately [ ]% of the aggregate Class A-IO Notional Amount. The A-IO(2) Component Notional Amount will be approximately [ ]% of the aggregate Class A-IO Notional Amount. The A-IO(3) Component Notional Amount will be approximately [ ]% of the aggregate Class A-IO Notional Amount. Each A-IO component will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	
3	
4	
5	
6	
7	
8	
9	
10	
11	
12	

Month	Approximate Notional Balance ($)
13	
14	
15	
16	
17	
18	
19	
20	
21	
22	
23	
24	

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 1-A2 Certificates clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the Class 2-A Certificates and the first 24 Distribution Dates clause (b) above will be equal to 1.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 24 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Insurance Fee Rate, in the case of anInsured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by Option One (33.69%), BNC (29.85%), People's Choice (7.90%), Finance America (7.31%), Fieldstone (7.25%) and Wells Fargo (3.73%) and as of the closing date will be serviced by Option One (63.49%), Ocwen (31.12%), Wells Fargo (3.73%), Aurora Loan Services (1.61%) and Wilshire (0.05%).

Mortgage Insurance

Approximately 75.13% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian or Amerin. Approximately 98.89% of the insured loans are covered by the MGIC policy. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its related Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and 3-A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class 1-A1, Class 3-A1, 3-A2 and 3-A3 will double, the margins on Class 1-A2 and Class 2-A will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2, 3-A3, and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and 3-A3) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target will not step down. The "OC Target" with respect to any Distribution Date is equal to the initial OC, or approximately [ ]% of the cutoff date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

1-A1
Aaa/AAA/AAA
Libor Floater
(Group 1)

1-A2
Aaa/AAA/AAA
Fixed-Floating
(Group 1)

2-A
Aaa/AAA/AAA
Fixed - Floating
(Group 2)

3-A1
Aaa/AAA/AAA
Libor Floater
(Group 3)

3-A2
Aaa/AAA/AAA
Libor Floater
(Group 3)

3-A3
Aaa/AAA/AAA
Libor Floater
(Group 3)

A-IO
Aaa/AAA/AAA
6.00% Interest
Rate

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A1, 1-A2, 2-A, 3-A1, 3-A2 and 3-A3

M1
Aa2/AA/AA
Libor Floater

M2
A2/A/A
Libor Floater

M3
A3/A-/A-
Libor Floater

M4
Baa1/BBB+/BBB+
Libor Floater

M5
Baa2/BBB/BBB
Libor Floater

B
Baa3/NR-/BBB-
Libor Floater

Classes M1, M2, M3, M4, M5 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC10
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: October 25, 2003
Cut-Off Date:	September 1, 2003
Statistical Calculation Date:	Between 6/1/03 and 6/30/03 with respect to 10.94% of the pool, and between 7/17/03 and 7/31/03 with respect to 89.06% of the pool.
Expected Pricing Date:	September [ ], 2003
Closing Date:	September 30, 2003
Settlement Date:	September 30, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	September 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 3-A1, 3-A2, 3-A3, M1, M2, M3, M4, M5 and B, and, beginning with the Accrual Period related to the 25th Distribution Date, the Class 2-A 30/360 on Class 1-A2 and Class A-IO, and, for the first 24 Accrual Periods, the Class 2-A
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	[ ]% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A and 3-A. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates. Minimum $100,000; increments $1 in excess thereof for Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class 1-A2					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class 2-A					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class 3-A1					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class 3-A2					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class 3-A3					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M1					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M2					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M3					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M4					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M5					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class B					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call

% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class 1-A2			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class 2-A			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class 3-A1			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class 3-A2			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class 3-A3			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class M1			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class M2			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class M3			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class M4			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class M5			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class B			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			

Sensitivity Analysis – To Maturity

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A1					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class 1-A2					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class 2-A					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class 3-A1					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class 3-A2					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class 3-A3					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M1					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M2					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M3					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M4					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class M5					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class B					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class 1-A1			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class 1-A2			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class 2-A			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class 3-A1			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class 3-A2			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class 3-A3			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class M1			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class M2			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class M3			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class M4			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class M5			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class B			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
Mod. Dur.	[3]

(1) **Shown at the Certificate pricing assumption as defined on page one. These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.**

(2) **Assumes a price of [ ]% plus accrued interest.**

Available Funds Cap Schedule* (1) (2)

**It is expected that any basis risk shortfalls occurring in the first 24 months will be covered by the Interest Rate Cap; therefore, the Available Funds Cap is not shown.*

Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	N/A	N/A	31		
2	N/A	N/A	32		
3	N/A	N/A	33		
4	N/A	N/A	34		
5	N/A	N/A	35		
6	N/A	N/A	36		
7	N/A	N/A	37		
8	N/A	N/A	38		
9	N/A	N/A	39		
10	N/A	N/A	40		
11	N/A	N/A	41		
12	N/A	N/A	42		
13	N/A	N/A	43		
14	N/A	N/A	44		
15	N/A	N/A	45		
16	N/A	N/A	46		
17	N/A	N/A	47		
18	N/A	N/A	48		
19	N/A	N/A	49		
20	N/A	N/A	50		
21	N/A	N/A	51		
22	N/A	N/A	52		
23	N/A	N/A	53		
24	N/A	N/A	54		
25			55		
26			56		
27			57		
28			58		
29			59		
30			60		

(1) Based on 1 month Libor, 6 month Libor, 12 month Libor and 1 year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SAIL 2003-BC10 Collateral Summary –Aggregate

Total Number of Loans	10,137	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,660,015,271	Yes	33.1%
Average Loan Principal Balance	$163,758	No	66.9%
Fixed Rate	28.2%		
Adjustable Rate	71.8%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	76.1%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.6%	Yes	75.1%
Weighted Average Margin	6.0%	No	24.9%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.0%	None	23.9%
Weighted Average Floor	7.5%	0.001-1.000	5.4%
Weighted Average Original Term (mo.)	355.8	1.001-2.000	47.0%
Weighted Average Remaining Term (mo.)	355.3	2.001-3.000	23.4%
Weighted Average Loan Age (mo.)	0.6	4.001-5.000	0.3%
Weighted Average Combined LTV	81.0%		
Non-Zero Weighted Average FICO	617	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.0%	(Other states account individually for less than	
% IO Loans	3.5%	4% of the Cut-off Date principal balance)	
		CA	34.5%
Lien Position		NY	6.7%
First	98.6%	FL	6.6%
Second	1.3%	IL	6.0%
		MA	4.5%
Product Type		TX	4.1%
2/28 ARM (LIBOR)	60.8%		
Fixed Rate	28.0%	**Occupancy Status**	
3/27 ARM (LIBOR)	10.6%	Primary Home	92.4%
Balloon	0.3%	Investment	6.6%
Other	0.3%	Second Home	1.0%
		Unknown	0.0%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	667	$23,582,127.53	1.42%
50,000.01 - 100,000.00	2,520	190,685,372.57	11.49
100,000.01 - 150,000.00	2,369	295,227,992.56	17.78
150,000.01 - 200,000.00	1,713	297,892,038.35	17.95
200,000.01 - 250,000.00	1,120	250,728,247.31	15.10
250,000.01 - 300,000.00	723	198,300,625.08	11.95
300,000.01 - 350,000.00	433	140,266,716.91	8.45
350,000.01 - 400,000.00	259	97,310,651.60	5.86
400,000.01 - 450,000.00	130	55,500,299.07	3.34
450,000.01 - 500,000.00	99	47,701,500.17	2.87
500,000.01 - 550,000.00	37	19,574,548.33	1.18
550,000.01 - 600,000.00	27	15,623,821.90	0.94
600,000.01 - 650,000.00	21	13,158,957.21	0.79
650,000.01 - 700,000.00	6	4,048,278.81	0.24
700,000.01 - 750,000.00	7	5,124,318.00	0.31
800,000.01 - 850,000.00	1	823,575.40	0.05
850,000.01 - 900,000.00	4	3,516,200.00	0.21
900,000.01 - 950,000.00	1	950,000.00	0.06
Total:	**10,137**	**$1,660,015,270.80**	**100.00%**

Minimum: $9,977.57
Maximum: $950,000
Average: $163,758.04

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	52	$11,899,203.53	0.72%
5.501 - 6.000	463	103,714,147.66	6.25
6.001 - 6.500	717	158,148,761.67	9.53
6.501 - 7.000	1,610	329,813,361.70	19.87
7.001 - 7.500	1,498	278,207,217.07	16.76
7.501 - 8.000	1,800	297,725,286.95	17.94
8.001 - 8.500	1,104	164,466,762.43	9.91
8.501 - 9.000	1,107	148,786,472.39	8.96
9.001 - 9.500	545	64,314,455.88	3.87
9.501 - 10.000	439	43,659,945.09	2.63
10.001 - 10.500	284	25,453,255.14	1.53
10.501 - 11.000	196	14,114,654.55	0.85
11.001 - 11.500	108	7,912,776.87	0.48
11.501 - 12.000	84	5,974,770.13	0.36
12.001 - 12.500	39	1,735,948.33	0.10
12.501 - 13.000	32	2,004,792.81	0.12
13.001 - 13.500	21	701,811.82	0.04
13.501 - 14.000	29	1,098,317.48	0.07
14.001 - 14.250	3	35,197.12	0.00
14.251 >=	6	248,132.18	0.01
Total:	**10,137**	**$1,660,015,270.80**	**100.00%**

Minimum: 4.375%
Maximum: 15.120%
Weighted Average: 7.620%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	5	$249,629.30	0.02%
171 - 180	420	31,006,286.62	1.87
181 - 240	109	10,469,235.54	0.63
241 - 300	1	235,073.17	0.01
301 - 360	9,602	1,618,055,046.17	97.47
Total:	**10,137**	**$1,660,015,270.80**	**100.00%**

Minimu m: 120.0
Maximum: 360.0
Weighted Average: 355.8

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	26	$1,520,281.28	0.09%
171 - 180	399	29,735,634.64	1.79
181 - 240	109	10,469,235.54	0.63
241 - 300	2	271,130.32	0.02
301 - 360	9,601	1,618,018,989.02	97.47
Total:	**10,137**	**$1,660,015,270.80**	**100.00%**

Minimum: 113.0
Maximum: 360.0
Weighted Average: 355.3

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Unknown	2	$121,646.50	0.01%
10.001 - 20.000	8	479,236.94	0.03
20.001 - 30.000	33	2,554,042.42	0.15
30.001 - 40.000	87	9,414,950.93	0.57
40.001 - 50.000	187	24,225,781.14	1.46
50.001 - 60.000	376	55,620,287.15	3.35
60.001 - 70.000	1,025	164,210,901.09	9.89
70.001 - 80.000	3,778	650,453,663.62	39.18
80.001 - 90.000	2,943	518,245,417.22	31.22
90.001 - 100.000	1,698	234,689,343.79	14.14
Total:	**10,137**	**$1,660,015,270.80**	**100.00%**

Minimum: 14.080%
Maximum: 100.000%
Non-Zero WA: 80.998%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	76	$8,708,161.73	0.52%
451 - 500	23	3,643,370.12	0.22
501 - 550	1,938	298,374,185.47	17.97
551 - 600	2,353	376,968,893.76	22.71
601 - 650	2,880	477,785,056.68	28.78
651 - 700	1,839	315,155,121.01	18.99
701 - 750	792	139,872,597.71	8.43
751 - 800	225	37,221,437.67	2.24
801 >=	11	2,286,446.65	0.14
Total:	**10,137**	**$1,660,015,270.80**	**100.00%**

Non-Zero Minimum: 479
Maximum: 821
Non-Zero WA: 617

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	5,062	$859,104,379.38	51.75%
Purchase	3,875	604,131,237.11	36.39
Rate/Term Refinance	1,043	170,544,946.35	10.27
Debt Consolidation	134	24,193,810.83	1.46
Home Improvement	21	1,919,250.63	0.12
Unknown	2	121,646.50	0.01
Total:	**10,137**	**$1,660,015,270.80**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	7,550	$1,208,628,844.88	72.81%
PUD	898	167,356,747.79	10.08
2-4 Family	844	165,124,020.92	9.95
Condo	736	108,637,076.91	6.54
Manufactured Housing	87	7,866,972.24	0.47
Townhouse	15	1,975,904.72	0.12
Row House	5	342,401.00	0.02
Unknown	2	83,302.34	0.01
Total:	**10,137**	**$1,660,015,270.80**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,735	$377,145,490.20	22.72%
CA-N	860	194,888,604.20	11.74
NY	489	110,525,658.63	6.66
FL	893	109,788,654.29	6.61
IL	659	100,157,030.33	6.03
MA	343	74,458,610.10	4.49
TX	613	68,742,759.09	4.14
NJ	303	61,695,980.34	3.72
MI	361	42,286,087.16	2.55
CO	264	41,024,152.87	2.47
HI	171	39,187,121.86	2.36
AZ	262	34,167,901.48	2.06
VA	173	30,237,784.18	1.82
WA	195	30,216,808.56	1.82
MD	169	30,027,087.62	1.81
OH	274	26,634,460.54	1.60
NV	195	26,559,581.87	1.60
PA	231	25,406,478.18	1.53
CT	155	24,116,746.90	1.45
GA	173	20,799,363.15	1.25
MN	118	17,703,870.65	1.07
NC	150	16,467,054.48	0.99
RI	97	14,881,383.09	0.90
MO	146	14,055,709.99	0.85
OR	94	12,954,216.00	0.78
UT	80	12,502,627.51	0.75
IN	139	12,277,005.30	0.74
WI	84	9,301,125.91	0.56
TN	83	7,974,471.07	0.48
NH	49	7,928,946.15	0.48
Other	579	65,902,499.10	3.97
Total:	**10,137**	**$1,660,015,270.80**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	6,022	$944,350,601.70	56.89%
Stated	3,442	595,336,386.16	35.86
No Documentation	433	68,332,438.29	4.12
Limited	231	50,833,786.95	3.06
No Ratio	7	1,040,411.20	0.06
Unknown	2	121,646.50	0.01
Total:	**10,137**	**$1,660,015,270.80**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	8	$1,623,038.95	0.14%
3.001 - 3.500	62	15,361,651.08	1.29
3.501 - 4.000	160	30,861,628.25	2.59
4.001 - 4.500	277	51,698,962.85	4.34
4.501 - 5.000	625	109,868,559.17	9.22
5.001 - 5.500	891	163,928,177.86	13.76
5.501 - 6.000	1,321	242,798,095.39	20.38
6.001 - 6.500	1,199	214,980,575.23	18.04
6.501 - 7.000	943	163,623,139.49	13.73
7.001 - 7.500	706	113,448,685.55	9.52
7.501 - 8.000	335	50,891,913.54	4.27
8.001 - 8.500	127	17,043,797.91	1.43
8.501 - 9.000	78	8,600,044.40	0.72
9.001 - 9.500	27	3,421,186.92	0.29
9.501 - 10.000	19	1,890,620.07	0.16
10.001 >=	15	1,558,951.71	0.13
Total:	**6,793**	**$1,191,599,028.37**	**100.00%**

Minimum: 1.750%
Maximum: 11.270%
Weighted Average: 6.049%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Unknown	46	$9,960,693.50	0.84%
1.000	39	9,771,548.65	0.82
1.500	7	1,479,578.34	0.12
2.000	2,193	407,237,262.36	34.18
3.000	4,506	762,458,103.34	63.99
6.000	2	691,842.18	0.06
Total:	**6,793**	**$1,191,599,028.37**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Non-Zero Weighted Average: 2.639%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Unknown	46	$9,960,693.50	0.84%
1.000	6,481	1,135,752,566.69	95.31
1.500	264	45,585,815.09	3.83
2.000	1	172,467.66	0.01
3.000	1	127,485.43	0.01
Total:	**6,793**	**$1,191,599,028.37**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Non-Zero Weighted Average: 1.020%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.501 - 11.000	4	$897,360.74	0.08%
11.001 - 11.500	41	8,697,641.23	0.73
11.501 - 12.000	185	44,403,460.77	3.73
12.001 - 12.500	325	71,422,682.54	5.99
12.501 - 13.000	718	156,107,160.44	13.10
13.001 - 13.500	877	172,057,120.15	14.44
13.501 - 14.000	1,246	230,190,767.93	19.32
14.001 - 14.500	875	150,738,820.14	12.65
14.501 - 15.000	983	155,627,718.66	13.06
15.001 - 15.500	537	77,178,097.62	6.48
15.501 - 16.000	463	62,804,415.33	5.27
16.001 - 16.500	227	28,211,969.65	2.37
16.501 - 17.000	162	18,543,025.48	1.56
17.001 - 17.500	77	7,994,528.49	0.67
17.501 - 18.000	44	4,073,369.32	0.34
18.001 - 18.500	13	1,281,482.95	0.11
18.501 - 19.000	10	1,024,420.92	0.09
19.001 - 19.500	5	303,178.64	0.03
19.501 >=	1	41,807.37	0.00
Total:	**6,793**	**$1,191,599,028.37**	**100.00%**

Minimum: 10.875%
Maximum: 19.880%
Weighted Average: 13.989%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	98	$19,427,381.04	1.63%
5.501 - 6.000	283	66,992,772.95	5.62
6.001 - 6.500	503	107,314,484.10	9.01
6.501 - 7.000	1,086	229,351,684.10	19.25
7.001 - 7.500	1,133	218,900,908.60	18.37
7.501 - 8.000	1,334	232,780,991.90	19.54
8.001 - 8.500	798	121,688,507.64	10.21
8.501 - 9.000	738	101,561,730.25	8.52
9.001 - 9.500	327	40,217,248.06	3.38
9.501 - 10.000	243	28,567,201.75	2.40
10.001 - 10.500	128	13,666,179.51	1.15
10.501 - 11.000	71	6,632,064.29	0.56
11.001 - 11.500	25	2,160,837.10	0.18
11.501 - 12.000	14	1,372,118.05	0.12
12.001 - 12.500	8	527,361.59	0.04
12.501 - 13.000	4	437,557.44	0.04
Total:	**6,793**	**$1,191,599,028.37**	**100.00%**

Minimum: 2.750%
Maximum: 12.800%
Weighted Average: 7.545%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003	24	$1,951,205.56	0.16%
2004-01	3	380,168.57	0.03
2004-02	1	48,769.93	0.00
2004-03	1	277,882.85	0.02
2004-04	2	505,489.00	0.04
2004-05	1	66,753.80	0.01
2004-07	14	1,771,893.21	0.15
2004-08	4	684,951.61	0.06
2004-09	2	511,661.71	0.04
2004-10	12	1,785,308.18	0.15
2004-11	21	3,640,777.14	0.31
2004-12	27	3,663,738.46	0.31
2005-01	26	3,804,564.03	0.32
2005-02	37	5,469,997.85	0.46
2005-03	81	11,236,239.79	0.94
2005-04	176	25,544,385.88	2.14
2005-05	80	15,149,648.60	1.27
2005-06	577	97,318,436.85	8.17
2005-07	3,016	574,491,018.00	48.21
2005-08	1,626	264,335,696.63	22.18
2005-09	1	158,650.00	0.01
2005-10	1	51,108.03	0.00
2005-11	5	655,021.72	0.05
2005-12	1	165,548.79	0.01
2006	1,028	174,082,439.03	14.61
2008	5	1,179,102.73	0.10
2018	21	2,668,570.42	0.22
Total:	**6,793**	**$1,191,599,028.37**	**100.00%**

SAIL 2003-BC10 Collateral Summary – Group 1

Total Number of Loans	4,803	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$730,886,197	Yes	33.0%
Average Loan Principal Balance	$152,173	No	67.0%
Fixed Rate	32.2%		
Adjustable Rate	67.8%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	74.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	82.1%
Weighted Average Margin	5.6%	No	17.9%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.8%	None	25.1%
Weighted Average Floor	7.4%	0.001-1.000	5.7%
Weighted Average Original Term (mo.)	355.2	1.001-2.000	40.6%
Weighted Average Remaining Term (mo.)	355.1	2.001-3.000	28.6%
Weighted Average Loan Age (mo.)	0.1		
Weighted Average Combined LTV	79.6%		
Non-Zero Weighted Average FICO	606	**Geographic Distribution**	
Non-Zero Weighted Average DTI	38.8%	(Other states account individually for less than	
% IO Loans	0.2%	4% of the Cut-off Date principal balance)	
		CA	28.9%
Lien Position		NY	9.1%
First	99.6%	IL	7.2%
Second	0.4%	MA	6.5%
		FL	6.1%
Product Type		TX	4.6%
2/28 ARM (LIBOR)	55.8%		
Fixed Rate	32.2%	**Occupancy Status**	
3/27 ARM (LIBOR)	11.6%	Primary Home	93.5%
15/30 ARM (LIBOR)	0.2%	Investment	5.2%
Other	0.1%	Second Home	1.3%

Collateral Characteristics - Group 1

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	162	$6,452,086.70	0.88%
50,000.01 - 100,000.00	1,124	85,911,894.67	11.75
100,000.01 - 150,000.00	1,308	163,078,053.43	22.31
150,000.01 - 200,000.00	1,020	178,117,831.52	24.37
200,000.01 - 250,000.00	666	149,184,718.14	20.41
250,000.01 - 300,000.00	403	110,689,191.03	15.14
300,000.01 - 350,000.00	120	37,452,421.13	5.12
Total:	**4,803**	**$730,886,196.62**	**100.00%**

Minimum: $20,000
Maximum: $322,200
Weighted Average: $152,172.85

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	27	$4,873,819.00	0.67%
5.501 - 6.000	284	50,231,911.90	6.87
6.001 - 6.500	410	72,807,983.05	9.96
6.501 - 7.000	976	166,688,946.56	22.81
7.001 - 7.500	858	139,097,890.23	19.03
7.501 - 8.000	933	140,168,132.16	19.18
8.001 - 8.500	498	68,457,878.32	9.37
8.501 - 9.000	435	53,700,863.98	7.35
9.001 - 9.500	166	18,335,438.48	2.51
9.501 - 10.000	115	9,817,190.82	1.34
10.001 - 10.500	60	4,026,038.95	0.55
10.501 - 11.000	27	1,859,923.02	0.25
11.001 - 11.500	9	454,638.51	0.06
11.501 - 12.000	5	365,541.64	0.05
Total:	**4,803**	**$730,886,196.62**	**100.00%**

Minimum: 5.000%
Maximum: 11.990%
Weighted Average: 7.400%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	3	$211,400.00	0.03%
171 - 180	169	14,005,479.78	1.92
181 - 240	77	7,733,872.06	1.06
301 - 360	4,554	708,935,444.78	97.00
Total:	**4,803**	**$730,886,196.62**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 355.2

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	3	$211,400.00	0.03%
171 - 180	169	14,005,479.78	1.92
181 - 240	77	7,733,872.06	1.06
301 - 360	4,554	708,935,444.78	97.00
Total:	**4,803**	**$730,886,196.62**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 355.1

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	6	$351,000.00	0.05%
20.001 - 30.000	23	1,769,287.42	0.24
30.001 - 40.000	52	5,696,074.41	0.78
40.001 - 50.000	121	15,479,517.35	2.12
50.001 - 60.000	222	31,891,000.91	4.36
60.001 - 70.000	600	90,065,420.95	12.32
70.001 - 80.000	1,893	289,052,001.93	39.55
80.001 - 90.000	1,239	195,134,538.74	26.70
90.001 - 100.000	647	101,447,354.91	13.88
Total:	**4,803**	**$730,886,196.62**	**100.00%**

Minimum: 14.080%
Maximum: 100.000%
Non-Zero WA: 79.557%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	48	$5,822,008.96	0.80%
451 - 500	9	1,488,350.00	0.20
501 - 550	975	149,579,488.94	20.47
551 - 600	1,311	196,410,274.00	26.87
601 - 650	1,395	210,149,226.30	28.75
651 - 700	756	119,412,741.43	16.34
701 - 750	248	38,185,529.28	5.22
751 - 800	57	9,292,477.71	1.27
801 >=	4	546,100.00	0.07
Total:	**4,803**	**$730,886,196.62**	**100.00%**

Non-Zero Minimum: 500
Maximum: 810
Non-Zero WA: 606

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	2,867	$448,291,418.76	61.34%
Purchase	1,370	195,819,290.86	26.79
Rate/Term Refinance	476	73,136,611.21	10.01
Debt Consolidation	90	13,638,875.79	1.87
Total:	**4,803**	**$730,886,196.62**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	3,573	$531,463,884.96	72.71%
2-4 Family	412	76,313,968.20	10.44
PUD	434	70,792,146.39	9.69
Condo	322	46,555,991.58	6.37
Manufactured Housing	59	5,547,404.49	0.76
Row House	3	212,801.00	0.03
Total:	**4,803**	**$730,886,196.62**	**100.00%**

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	786	$148,168,331.07	20.27%
NY	342	66,875,510.08	9.15
CA-N	344	63,130,906.64	8.64
IL	359	52,280,932.97	7.15
MA	250	47,701,259.02	6.53
FL	357	44,445,350.60	6.08
TX	309	33,714,208.08	4.61
NJ	157	27,442,279.75	3.75
CO	132	20,213,959.25	2.77
MI	146	16,199,350.96	2.22
WA	105	15,212,783.09	2.08
AZ	116	15,128,994.86	2.07
VA	91	14,465,888.71	1.98
CT	91	13,162,751.89	1.80
MD	81	12,731,231.13	1.74
HI	63	12,467,632.18	1.71
RI	80	12,095,416.22	1.65
PA	110	11,973,654.80	1.64
NV	78	11,557,599.41	1.58
OH	100	10,612,895.99	1.45
NC	80	8,606,254.05	1.18
OR	57	8,032,552.45	1.10
UT	40	6,320,452.04	0.86
MN	44	6,039,287.05	0.83
NH	38	5,698,927.29	0.78
MO	55	5,558,107.41	0.76
ME	41	5,113,745.63	0.70
IN	46	4,578,149.82	0.63
WI	44	4,535,430.96	0.62
SC	34	3,363,752.77	0.46
Other	227	23,458,600.45	3.21
Total:	**4,803**	**$730,886,196.62**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	3,257	$478,693,662.89	65.49%
Stated	1,422	230,983,786.11	31.60
Limited	101	17,741,529.96	2.43
No Documentation	21	3,262,817.66	0.45
No Ratio	2	204,400.00	0.03
Total:	**4,803**	**$730,886,196.62**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	3	$427,000.00	0.09%
3.001 - 3.500	41	6,841,526.60	1.38
3.501 - 4.000	130	21,263,938.49	4.29
4.001 - 4.500	227	38,527,827.49	7.78
4.501 - 5.000	449	71,965,154.60	14.53
5.001 - 5.500	514	78,226,559.26	15.79
5.501 - 6.000	699	110,706,297.75	22.35
6.001 - 6.500	697	111,351,997.10	22.48
6.501 - 7.000	347	55,981,146.08	11.30
Total:	**3,107**	**$495,291,447.37**	**100.00%**

Minimum:	2.500%
Maximum:	6.740%
Weighted Average:	5.563%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	995	$172,201,869.50	34.77%
3.000	2,112	323,089,577.87	65.23
Total:	**3,107**	**$495,291,447.37**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.652%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	3,095	$493,007,217.08	99.54%
1.500	12	2,284,230.29	0.46
Total:	**3,107**	**$495,291,447.37**	**100.00%**

Minimum: 1.000%
Maximum: 1.500%
Weighted Average: 1.002%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.501 - 11.000	1	$168,000.00	0.03%
11.001 - 11.500	22	4,030,175.00	0.81
11.501 - 12.000	79	13,949,087.71	2.82
12.001 - 12.500	158	28,091,332.66	5.67
12.501 - 13.000	428	76,004,313.26	15.35
13.001 - 13.500	508	84,751,123.62	17.11
13.501 - 14.000	704	114,769,399.12	23.17
14.001 - 14.500	454	70,301,622.12	14.19
14.501 - 15.000	427	61,106,373.46	12.34
15.001 - 15.500	180	24,499,894.96	4.95
15.501 - 16.000	84	10,579,093.47	2.14
16.001 - 16.500	30	3,299,319.01	0.67
16.501 - 17.000	22	2,579,914.16	0.52
17.001 - 17.500	5	567,297.41	0.11
17.501 - 18.000	4	480,536.66	0.10
18.501 - 19.000	1	113,964.75	0.02
Total:	**3,107**	**$495,291,447.37**	**100.00%**

Minimum: 11.000%
Maximum: 18.650%
Weighted Average: 13.770%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	25	$4,492,319.00	0.91%
5.501 - 6.000	136	25,039,350.71	5.06
6.001 - 6.500	278	49,774,901.65	10.05
6.501 - 7.000	609	109,696,830.24	22.15
7.001 - 7.500	567	95,214,612.22	19.22
7.501 - 8.000	662	103,467,208.99	20.89
8.001 - 8.500	358	50,577,037.39	10.21
8.501 - 9.000	296	37,298,629.99	7.53
9.001 - 9.500	107	12,127,164.67	2.45
9.501 - 10.000	45	5,334,346.74	1.08
10.001 - 10.500	13	1,309,966.12	0.26
10.501 - 11.000	10	845,114.90	0.17
11.501 - 12.000	1	113,964.75	0.02
Total:	**3,107**	**$495,291,447.37**	**100.00%**

Minimum: 5.000%
Maximum: 11.650%
Weighted Average: 7.424%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003	2	$130,134.61	0.03%
2004-01	2	287,338.48	0.06
2004-07	2	371,497.18	0.08
2004-10	1	141,739.46	0.03
2005-01	3	391,330.58	0.08
2005-04	9	1,244,821.71	0.25
2005-05	25	4,419,437.26	0.89
2005-06	130	21,068,489.60	4.25
2005-07	1,179	199,206,552.34	40.22
2005-08	1,193	181,179,385.95	36.58
2005-09	1	158,650.00	0.03
2006	548	85,062,542.50	17.17
2018	12	1,629,527.70	0.33
Total:	**3,107**	**$495,291,447.37**	**100.00%**

SAIL 2003-BC10 Collateral Summary – Group 2

Total Number of Loans	3,351	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$479,050,895	Yes	33.8%
Average Loan Principal Balance	$142,958	No	66.2%
Fixed Rate	14.8%		
Adjustable Rate	85.2%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	85.6%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.8%	Yes	77.5%
Weighted Average Margin	6.6%	No	22.5%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.4%	None	14.4%
Weighted Average Floor	7.7%	0.001-1.000	4.7%
Weighted Average Original Term (mo.)	355.7	1.001-2.000	62.9%
Weighted Average Remaining Term (mo.)	354.9	2.001-3.000	17.9%
Weighted Average Loan Age (mo.)	0.9		
Weighted Average Combined LTV	81.7%		
Non-Zero Weighted Average FICO	625	**Geographic Distribution**	
Non-Zero Weighted Average DTI	41.0%	(Other states account individually for less than	
% IO Loans	7.9%	4% of the Cut-off Date principal balance)	
		CA	39.0%
Lien Position		FL	8.3%
First	97.2%	IL	6.5%
Second	2.8%	HI	4.7%
		TX	4.0%
Product Type			
2/28 ARM (LIBOR)	72.7%		
Fixed Rate	14.2%	**Occupancy Status**	
3/27 ARM (LIBOR)	12.1%	Primary Home	89.6%
Balloon	0.6%	Investment	9.8%
Other	0.3%	Second Home	0.6%

Collateral Characteristics - Group 2

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	422	$13,968,229.85	2.92%
50,000.01 - 100,000.00	828	62,542,332.93	13.06
100,000.01 - 150,000.00	734	91,945,664.45	19.19
150,000.01 - 200,000.00	548	95,098,412.76	19.85
200,000.01 - 250,000.00	383	85,743,572.02	17.90
250,000.01 - 300,000.00	280	76,644,101.79	16.00
300,000.01 - 350,000.00	110	34,912,505.75	7.29
350,000.01 - 400,000.00	35	13,161,707.19	2.75
400,000.01 - 450,000.00	8	3,396,914.53	0.71
450,000.01 - 500,000.00	1	477,000.00	0.10
550,000.01 - 600,000.00	2	1,160,453.85	0.24
Total:	**3,351**	**$479,050,895.12**	**100.00%**

Minimum: $9,977.57
Maximum: $593,536.62
Weighted Average: $142,957.59

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	16	$3,493,010.13	0.73%
5.501 - 6.000	104	23,585,482.71	4.92
6.001 - 6.500	183	39,401,759.68	8.22
6.501 - 7.000	411	78,018,063.72	16.29
7.001 - 7.500	458	77,856,767.94	16.25
7.501 - 8.000	632	96,266,695.65	20.10
8.001 - 8.500	335	45,627,523.52	9.52
8.501 - 9.000	374	48,508,602.28	10.13
9.001 - 9.500	190	19,873,883.62	4.15
9.501 - 10.000	190	18,385,986.47	3.84
10.001 - 10.500	136	11,472,559.88	2.39
10.501 - 11.000	103	6,474,705.28	1.35
11.001 - 11.500	66	3,729,397.28	0.78
11.501 - 12.000	52	2,795,565.23	0.58
12.001 - 12.500	33	1,403,870.19	0.29
12.501 - 13.000	20	961,257.35	0.20
13.001 - 13.500	18	499,894.97	0.10
13.501 - 14.000	23	589,296.08	0.12
14.001 - 14.250	3	35,197.12	0.01
14.251 >=	4	71,376.02	0.01
Total:	**3,351**	**$479,050,895.12**	**100.00%**

Minimum: 4.375%
Maximum: 14.750%
Weighted Average: 7.832%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	1	$18,800.00	0.00%
171 - 180	181	10,640,070.44	2.22
181 - 240	17	1,036,463.92	0.22
241 - 300	1	235,073.17	0.05
301 - 360	3,151	467,120,487.59	97.51
Total:	**3,351**	**$479,050,895.12**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 355.7

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	13	$687,981.28	0.14%
171 - 180	169	9,970,889.16	2.08
181 - 240	17	1,036,463.92	0.22
241 - 300	1	235,073.17	0.05
301 - 360	3,151	467,120,487.59	97.51
Total:	**3,351**	**$479,050,895.12**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 354.9

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	1	$53,236.94	0.01%
20.001 - 30.000	6	499,365.21	0.10
30.001 - 40.000	24	2,689,485.33	0.56
40.001 - 50.000	37	4,576,879.49	0.96
50.001 - 60.000	104	13,351,412.35	2.79
60.001 - 70.000	242	35,267,370.37	7.36
70.001 - 80.000	1,278	200,639,168.42	41.88
80.001 - 90.000	1,010	161,181,947.92	33.65
90.001 - 100.000	649	60,792,029.09	12.69
Total:	**3,351**	**$479,050,895.12**	**100.00%**

Minimum: 14.470%
Maximum: 100.000%
Non-Zero WA: 81.741%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	$28,869.50	0.01%
451 - 500	10	1,505,076.46	0.31
501 - 550	606	85,011,995.26	17.75
551 - 600	627	88,684,711.99	18.51
601 - 650	977	131,169,108.74	27.38
651 - 700	656	97,001,450.28	20.25
701 - 750	353	58,185,219.83	12.15
751 - 800	117	16,862,007.64	3.52
>= 801	4	602,455.42	0.13
Total:	**3,351**	**$479,050,895.12**	**100.00%**

Non-Zero Minimum: 479
Maximum: 821
Non-Zero WA: 625

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Purchase	1,692	$223,796,498.15	46.72%
Cash Out Refinance	1,272	198,522,689.60	41.44
Rate/Term Refinance	350	53,088,018.34	11.08
Debt Consolidation	22	2,341,924.28	0.49
Home Improvement	15	1,301,764.75	0.27
Total:	**3,351**	**$479,050,895.12**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,417	$337,730,769.24	70.50%
2-4 Family	283	51,983,489.92	10.85
Condo	325	43,538,610.44	9.09
PUD	306	43,521,895.26	9.09
Townhouse	12	1,733,349.58	0.36
Manufactured Housing	6	413,180.68	0.09
Row House	2	129,600.00	0.03
Total:	**3,351**	**$479,050,895.12**	**100.00%**

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	664	$127,784,348.10	26.67%
CA-N	311	58,838,585.09	12.28
FL	379	39,949,169.72	8.34
IL	218	31,059,788.84	6.48
HI	94	22,464,158.42	4.69
TX	205	19,398,522.39	4.05
MI	161	17,184,580.70	3.59
CO	109	15,936,230.37	3.33
NJ	76	13,254,667.48	2.77
AZ	99	11,576,111.04	2.42
NV	99	10,724,442.61	2.24
NY	47	9,787,577.87	2.04
WA	66	9,671,876.02	2.02
MA	40	8,945,072.51	1.87
MD	53	7,473,740.81	1.56
PA	67	7,404,826.66	1.55
MN	50	6,991,783.08	1.46
CT	41	5,820,918.30	1.22
MO	67	5,800,939.76	1.21
OH	75	5,677,115.42	1.19
IN	55	4,741,584.08	0.99
VA	31	4,468,044.22	0.93
NC	44	4,194,420.99	0.88
UT	33	4,129,664.61	0.86
WI	30	3,130,261.70	0.65
OR	26	2,594,275.16	0.54
NM	21	2,468,260.64	0.52
TN	29	2,370,611.80	0.49
DC	11	1,861,889.99	0.39
IA	19	1,442,922.56	0.30
Other	131	11,904,504.18	2.49
Total:	**3,351**	**$479,050,895.12**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,718	$230,901,228.40	48.20%
Stated	1,397	210,311,396.94	43.90
No Documentation	144	19,368,692.96	4.04
Limited	87	17,633,565.62	3.68
No Ratio	5	836,011.20	0.17
Total:	**3,351**	**$479,050,895.12**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	3	$527,622.48	0.13%
3.001 - 3.500	4	947,211.49	0.23
3.501 - 4.000	9	1,654,839.85	0.41
4.001 - 4.500	8	1,761,602.13	0.43
4.501 - 5.000	111	16,337,815.77	4.00
5.001 - 5.500	265	50,955,408.27	12.49
5.501 - 6.000	440	68,902,231.36	16.89
6.001 - 6.500	345	50,787,753.52	12.45
6.501 - 7.000	425	68,405,152.61	16.76
7.001 - 7.500	565	85,912,136.03	21.05
7.501 - 8.000	245	36,050,821.79	8.84
8.001 - 8.500	102	13,408,718.74	3.29
8.501 - 9.000	63	6,760,063.52	1.66
9.001 - 9.500	22	2,597,186.92	0.64
9.501 - 10.000	15	1,610,467.90	0.39
10.001 >=	13	1,425,701.71	0.35
Total:	**2,635**	**$408,044,734.09**	**100.00%**

Minimum:	1.750%
Maximum:	11.270%
Weighted Average:	6.637%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Unknown	36	$5,872,437.01	1.44%
1.000	27	5,757,624.29	1.41
1.500	5	769,504.94	0.19
2.000	1,014	162,141,637.85	39.74
3.000	1,552	233,358,181.93	57.19
6.000	1	145,348.07	0.04
Total:	**2,635**	**$408,044,734.09**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Non-Zero Weighted Average: 2.566%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.000	36	$5,872,437.01	1.44%
1.000	2,375	368,672,409.32	90.35
1.500	222	33,199,934.67	8.14
2.000	1	172,467.66	0.04
3.000	1	127,485.43	0.03
Total:	**2,635**	**$408,044,734.09**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Non-Zero Weighted Average: 1.042%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.501 - 11.000	2	$307,704.04	0.08%
11.001 - 11.500	12	2,651,376.19	0.65
11.501 - 12.000	73	16,977,832.91	4.16
12.001 - 12.500	110	23,806,935.34	5.83
12.501 - 13.000	169	32,854,769.98	8.05
13.001 - 13.500	233	40,706,097.58	9.98
13.501 - 14.000	367	60,081,796.98	14.72
14.001 - 14.500	304	48,815,366.49	11.96
14.501 - 15.000	423	64,813,873.04	15.88
15.001 - 15.500	265	35,398,076.35	8.68
15.501 - 16.000	300	38,588,243.03	9.46
16.001 - 16.500	146	18,532,775.17	4.54
16.501 - 17.000	113	12,998,990.79	3.19
17.001 - 17.500	63	6,463,586.57	1.58
17.501 - 18.000	32	2,982,680.69	0.73
18.001 - 18.500	10	1,057,300.00	0.26
18.501 - 19.000	8	704,150.30	0.17
19.001 - 19.500	5	303,178.64	0.07
Total:	**2,635**	**$408,044,734.09**	**100.00%**

Minimum:	10.875%
Maximum:	19.450%
Weighted Average:	14.373%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	56	$8,672,557.90	2.13%
5.501 - 6.000	99	22,390,067.57	5.49
6.001 - 6.500	150	30,792,189.36	7.55
6.501 - 7.000	316	58,159,258.76	14.25
7.001 - 7.500	420	72,060,565.06	17.66
7.501 - 8.000	507	80,022,622.26	19.61
8.001 - 8.500	340	46,695,172.72	11.44
8.501 - 9.000	331	43,617,085.99	10.69
9.001 - 9.500	146	17,503,885.69	4.29
9.501 - 10.000	134	14,864,393.67	3.64
10.001 - 10.500	71	7,680,247.34	1.88
10.501 - 11.000	35	3,181,523.49	0.78
11.001 - 11.500	16	1,197,192.59	0.29
11.501 - 12.000	6	673,541.48	0.17
12.001 - 12.500	5	303,178.64	0.07
12.501 - 13.000	3	231,251.57	0.06
Total:	**2,635**	**$408,044,734.09**	**100.00%**

Minimum:	2.750%
Maximum:	12.800%
Weighted Average:	7.718%

Collateral Characteristics- Group 2(continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003	11	$985,616.86	0.24%
2004-02	1	48,769.93	0.01
2004-03	1	277,882.85	0.07
2004-04	1	299,183.13	0.07
2004-07	9	857,965.76	0.21
2004-08	4	684,951.61	0.17
2004-09	2	511,661.71	0.13
2004-10	7	861,794.23	0.21
2004-11	12	1,600,540.32	0.39
2004-12	16	2,197,064.01	0.54
2005-01	19	2,732,516.27	0.67
2005-02	34	4,461,060.25	1.09
2005-03	78	10,207,913.50	2.50
2005-04	151	19,655,309.31	4.82
2005-05	40	5,251,069.56	1.29
2005-06	380	56,564,018.54	13.86
2005-07	1,474	238,539,861.47	58.46
2005-08	23	3,936,558.00	0.96
2005-10	1	51,108.03	0.01
2005-11	2	256,011.45	0.06
2005-12	1	165,548.79	0.04
2006	362	56,546,758.12	13.86
2008	5	1,179,102.73	0.29
2018	1	172,467.66	0.04
Total:	**2,635**	**$408,044,734.09**	**100.00%**

SAIL 2003-BC10 Collateral Summary – Group 3

Total Number of Loans	1,983	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$450,078,179	Yes	32.5%
Average Loan Principal Balance	$226,968	No	67.5%
Fixed Rate	36.0%		
Adjustable Rate	64.0%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	68.0%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.8%	Yes	64.1%
Weighted Average Margin	6.1%	No	35.9%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.8%	None	32.0%
Weighted Average Floor	7.5%	0.001-1.000	5.6%
Weighted Average Original Term (mo.)	357.0	1.001-2.000	40.6%
Weighted Average Remaining Term (mo.)	355.9	2.001-3.000	20.8%
Weighted Average Loan Age (mo.)	1.1	4.001-5.000	1.0%
Weighted Average Combined LTV	82.5%		
Non-Zero Weighted Average FICO	626	**Geographic Distribution**	
Non-Zero Weighted Average DTI	41.1%	(Other states account individually for less than	
% IO Loans	4.3%	4% of the Cut-off Date principal balance)	
		CA	38.7%
Lien Position		NY	7.5%
First	98.6%	FL	5.6%
Second	1.4%	NJ	4.7%
		GA	4.6%
Product Type		MA	4.0%
2/28 ARM (LIBOR)	56.2%		
Fixed Rate	35.7%	**Occupancy Status**	
3/27 ARM (LIBOR)	7.5%	Primary Home	93.5%
Balloon	0.2%	Investment	5.6%
Other	0.3%	Second Home	0.9%
		Unknown	0.0%

Collateral Characteristics - Group 3

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	83	$3,161,810.98	0.70%
50,000.01 - 100,000.00	568	42,231,144.97	9.38
100,000.01 - 150,000.00	327	40,204,274.68	8.93
150,000.01 - 200,000.00	145	24,675,794.07	5.48
200,000.01 - 250,000.00	71	15,799,957.15	3.51
250,000.01 - 300,000.00	40	10,967,332.26	2.44
300,000.01 - 350,000.00	203	67,901,790.03	15.09
350,000.01 - 400,000.00	224	84,148,944.41	18.70
400,000.01 - 450,000.00	122	52,103,384.54	11.58
450,000.01 - 500,000.00	98	47,224,500.17	10.49
500,000.01 - 550,000.00	37	19,574,548.33	4.35
550,000.01 - 600,000.00	25	14,463,368.05	3.21
600,000.01 - 650,000.00	21	13,158,957.21	2.92
650,000.01 - 700,000.00	6	4,048,278.81	0.90
700,000.01 - 750,000.00	7	5,124,318.00	1.14
800,000.01 - 850,000.00	1	823,575.40	0.18
850,000.01 - 900,000.00	4	3,516,200.00	0.78
900,000.01 - 950,000.00	1	950,000.00	0.21
Total:	**1,983**	**$450,078,179.06**	**100.00%**

Minimum: $11,778.96
Maximum: $950,000.00
Weighted Average: $226,968.32

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	9	$3,532,374.40	0.78%
5.501 - 6.000	75	29,896,753.05	6.64
6.001 - 6.500	124	45,939,018.94	10.21
6.501 - 7.000	223	85,106,351.42	18.91
7.001 - 7.500	182	61,252,558.90	13.61
7.501 - 8.000	235	61,290,459.14	13.62
8.001 - 8.500	271	50,381,360.59	11.19
8.501 - 9.000	298	46,577,006.13	10.35
9.001 - 9.500	189	26,105,133.78	5.80
9.501 - 10.000	134	15,456,767.80	3.43
10.001 - 10.500	88	9,954,656.31	2.21
10.501 - 11.000	66	5,780,026.25	1.28
11.001 - 11.500	33	3,728,741.08	0.83
11.501 - 12.000	27	2,813,663.26	0.63
12.001 - 12.500	6	332,078.14	0.07
12.501 - 13.000	12	1,043,535.46	0.23
13.001 - 13.500	3	201,916.85	0.04
13.501 - 14.000	6	509,021.40	0.11
14.251 >=	2	176,756.16	0.04
Total:	**1,983**	**$450,078,179.06**	**100.00%**

Minimum:	5.250%
Maximum:	15.120%
Weighted Average:	7.750%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	1	$19,429.30	0.00%
171 - 180	70	6,360,736.40	1.41
181 - 240	15	1,698,899.56	0.38
301 - 360	1,897	441,999,113.80	98.20
Total:	**1,983**	**$450,078,179.06**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 357.0

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	10	$620,900.00	0.14%
171 - 180	61	5,759,265.70	1.28
181 - 240	15	1,698,899.56	0.38
241 - 300	1	36,057.15	0.01
301 - 360	1,896	441,963,056.65	98.20
Total:	**1,983**	**$450,078,179.06**	**100.00%**

Minimum: 113.0
Maximum: 360.0
Weighted Average: 355.9

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0.000	2	$121,646.50	0.03%
10.001 - 20.000	1	75,000.00	0.02
20.001 - 30.000	4	285,389.79	0.06
30.001 - 40.000	11	1,029,391.19	0.23
40.001 - 50.000	29	4,169,384.30	0.93
50.001 - 60.000	50	10,377,873.89	2.31
60.001 - 70.000	183	38,878,109.77	8.64
70.001 - 80.000	607	160,762,493.27	35.72
80.001 - 90.000	694	161,928,930.56	35.98
90.001 - 100.000	402	72,449,959.79	16.10
Total:	**1,983**	**$450,078,179.06**	**100.00%**

Minimum: 20.000%
Maximum: 100.000%
Non-Zero WA: 82.548%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	27	$2,857,283.27	0.63%
451 - 500	4	649,943.66	0.14
501 - 550	357	63,782,701.27	14.17
551 - 600	415	91,873,907.77	20.41
601 - 650	508	136,466,721.64	30.32
651 - 700	427	98,740,929.30	21.94
701 - 750	191	43,501,848.60	9.67
751 - 800	51	11,066,952.32	2.46
801 >=	3	1,137,891.23	0.25
Total:	**1,983**	**$450,078,179.06**	**100.00%**

Non-Zero Minimum: 500
Maximum: 814
Non-Zero WA: 626

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	923	$212,290,271.02	47.17%
Purchase	813	184,515,448.10	41.00
Rate/Term Refinance	217	44,320,316.80	9.85
Debt Consolidation	22	8,213,010.76	1.82
Home Improvement	6	617,485.88	0.14
Unknown	2	121,646.50	0.03
Total:	**1,983**	**$450,078,179.06**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	1,560	$339,434,190.68	75.42%
PUD	158	53,042,706.14	11.79
2-4 Family	149	36,826,562.80	8.18
Condo	89	18,542,474.89	4.12
Manufactured Housing	22	1,906,387.07	0.42
Townhouse	3	242,555.14	0.05
Unknown	2	83,302.34	0.02
Total:	**1,983**	**$450,078,179.06**	**100.00%**

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	285	$101,192,811.03	22.48%
CA-N	205	72,919,112.47	16.20
NY	100	33,862,570.68	7.52
FL	157	25,394,133.97	5.64
NJ	70	20,999,033.11	4.67
GA	173	20,799,363.15	4.62
MA	53	17,812,278.57	3.96
IL	82	16,816,308.52	3.74
TX	99	15,630,028.62	3.47
VA	51	11,303,851.25	2.51
OH	99	10,344,449.13	2.30
MD	35	9,822,115.68	2.18
MI	54	8,902,155.50	1.98
AZ	47	7,462,795.58	1.66
PA	54	6,027,996.72	1.34
WA	24	5,332,149.45	1.18
CT	23	5,133,076.71	1.14
CO	23	4,873,963.25	1.08
MN	24	4,672,800.52	1.04
NV	18	4,277,539.85	0.95
HI	14	4,255,331.26	0.95
NC	26	3,666,379.44	0.81
IN	38	2,957,271.40	0.66
TN	20	2,863,133.65	0.64
MO	24	2,696,662.82	0.60
OR	11	2,327,388.39	0.52
SC	13	2,167,485.77	0.48
UT	7	2,052,510.86	0.46
DC	5	2,032,500.00	0.45
IA	17	1,807,164.99	0.40
Other	132	19,673,816.72	4.37
Total:	**1,983**	**$450,078,179.06**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	1,047	$234,755,710.41	52.16%
Stated	623	154,041,203.11	34.23
No Documentation	268	45,700,927.67	10.15
Limited	43	15,458,691.37	3.43
Unknown	2	121,646.50	0.03
Total:	**1,983**	**$450,078,179.06**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	2	$668,416.47	0.23%
3.001 - 3.500	17	7,572,912.99	2.63
3.501 - 4.000	21	7,942,849.91	2.76
4.001 - 4.500	42	11,409,533.23	3.96
4.501 - 5.000	65	21,565,588.80	7.48
5.001 - 5.500	112	34,746,210.33	12.05
5.501 - 6.000	182	63,189,566.28	21.92
6.001 - 6.500	157	52,840,824.61	18.33
6.501 - 7.000	171	39,236,840.80	13.61
7.001 - 7.500	141	27,536,549.52	9.55
7.501 - 8.000	90	14,841,091.75	5.15
8.001 - 8.500	25	3,635,079.17	1.26
8.501 - 9.000	15	1,839,980.88	0.64
9.001 - 9.500	5	824,000.00	0.29
9.501 - 10.000	4	280,152.17	0.10
10.001 >=	2	133,250.00	0.05
Total:	**1,051**	**$288,262,846.91**	**100.00%**

Minimum:	2.750%
Maximum:	10.450%
Weighted Average:	6.053%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Unknown	10	$4,088,256.49	1.42%
1.000	12	4,013,924.36	1.39
1.500	2	710,073.40	0.25
2.000	184	72,893,755.01	25.29
3.000	842	206,010,343.54	71.47
6.000	1	546,494.11	0.19
Total:	**1,051**	**$288,262,846.91**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.717%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Unknown	10	$4,088,256.49	1.42%
1.000	1,011	274,072,940.29	95.08
1.500	30	10,101,650.13	3.50
Total:	**1,051**	**$288,262,846.91**	**100.00%**

Minimum: 1.000%
Maximum: 1.500%
Weighted Average: 1.018%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.501 - 11.000	1	$421,656.70	0.15%
11.001 - 11.500	7	2,016,090.04	0.70
11.501 - 12.000	33	13,476,540.15	4.68
12.001 - 12.500	57	19,524,414.54	6.77
12.501 - 13.000	121	47,248,077.20	16.39
13.001 - 13.500	136	46,599,898.95	16.17
13.501 - 14.000	175	55,339,571.83	19.20
14.001 - 14.500	117	31,621,831.53	10.97
14.501 - 15.000	133	29,707,472.16	10.31
15.001 - 15.500	92	17,280,126.31	5.99
15.501 - 16.000	79	13,637,078.83	4.73
16.001 - 16.500	51	6,379,875.47	2.21
16.501 - 17.000	27	2,964,120.53	1.03
17.001 - 17.500	9	963,644.51	0.33
17.501 - 18.000	8	610,151.97	0.21
18.001 - 18.500	3	224,182.95	0.08
18.501 - 19.000	1	206,305.87	0.07
19.501 >=	1	41,807.37	0.01
Total:	**1,051**	**$288,262,846.91**	**100.00%**

Minimum: 11.000%
Maximum: 19.880%
Weighted Average: 13.820%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	17	$6,262,504.14	2.17%
5.501 - 6.000	48	19,563,354.67	6.79
6.001 - 6.500	75	26,747,393.09	9.28
6.501 - 7.000	161	61,495,595.10	21.33
7.001 - 7.500	146	51,625,731.32	17.91
7.501 - 8.000	165	49,291,160.65	17.10
8.001 - 8.500	100	24,416,297.53	8.47
8.501 - 9.000	111	20,646,014.27	7.16
9.001 - 9.500	74	10,586,197.70	3.67
9.501 - 10.000	64	8,368,461.34	2.90
10.001 - 10.500	44	4,675,966.05	1.62
10.501 - 11.000	26	2,605,425.90	0.90
11.001 - 11.500	9	963,644.51	0.33
11.501 - 12.000	7	584,611.82	0.20
12.001 - 12.500	3	224,182.95	0.08
12.501 - 13.000	1	206,305.87	0.07
Total:	**1,051**	**$288,262,846.91**	**100.00%**

Minimum: 3.625%
Maximum: 12.750%
Weighted Average: 7.509%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003	11	$835,454.09	0.29%
2004-01	1	92,830.09	0.03
2004-04	1	206,305.87	0.07
2004-05	1	66,753.80	0.02
2004-07	3	542,430.27	0.19
2004-10	4	781,774.49	0.27
2004-11	9	2,040,236.82	0.71
2004-12	11	1,466,674.45	0.51
2005-01	4	680,717.18	0.24
2005-02	3	1,008,937.60	0.35
2005-03	3	1,028,326.29	0.36
2005-04	16	4,644,254.86	1.61
2005-05	15	5,479,141.78	1.90
2005-06	67	19,685,928.71	6.83
2005-07	363	136,744,604.19	47.44
2005-08	410	79,219,752.68	27.48
2005-11	3	399,010.27	0.14
2006	118	32,473,138.41	11.27
2018	8	866,575.06	0.30
Total:	**1,051**	**$288,262,846.91**	**100.00%**